Exhibit 99.4

BUILDING A STRONG ONTARIO

2023 ONTARIO BUDGET

Ontario

BUDGET PAPERS

THE HONOURABLE
PETER BETHLENFALVY
MINISTER OF FINANCE

BUILDING A STRONG ONTARIO 2023 ONTARIO BUDGET BUDGET PAPERS PETER THE HONOURABLE BETHLENFALVY MINISTER OF FINANCE

For general inquiries regarding 2023 Ontario Budget: Building a Strong Ontario please call:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776

For electronic copies of this document, visit our website at www.ontario.ca/budget

© King’s Printer for Ontario, 2023

ISBN 978-1-4868-6886-5 (PRINT)

ISBN 978-1-4868-6887-2 (HTML)

ISBN 978-1-4868-6888-9 (PDF)

Ce document est disponible en français sous le titre :

Budget de l’Ontario 2023 : Bâtir un Ontario fort

Minister’s Foreword and Introduction

Building a Strong Ontario

Ontario and the rest of the world are continuing to face economic uncertainty.

We find ourselves in a time of geopolitical instability, higher inflation and interest rates, and ongoing supply chain disruptions.

These challenges have created pressures and risks for people and businesses across Ontario.

And while Ontario’s economy has remained resilient, the road ahead continues to be uncertain.

Families, workers and businesses are looking to our government to help get the province through these challenging times.

And this is exactly what our government is doing.

Ontario’s Plan to Build is a responsible, targeted approach to help people and businesses today, while laying a strong fiscal foundation for future generations.

And it is already showing results. Ontario’s population is growing, jobs are being created and we are attracting manufacturing investments.

Ontario’s population is now over 15 million people.

We have 275,000 more people a year moving to Ontario.

This is good news.

With this growth, we are seeing stronger communities across Ontario, which benefits families, workers, businesses, and public services.

And this growth is helping Ontario remain resilient during economic uncertainty.

Our plan is building Ontario so we can have a strong economy for the future and the infrastructure needed to support growth across the province.

It is a plan that is working for you, training workers for the jobs of the future, keeping your costs down today and providing better services for you and your family.

It is a plan that will balance the Budget. Responsibly eliminating Ontario’s deficit, while delivering on the priorities of the people and businesses of Ontario, is part of the long-term vision this province needs.

And it is a plan that will get us through this economic uncertainty today by building a strong Ontario for tomorrow.

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Minister’s Foreword and Introduction

Building Ontario

As Ontario grows, our government is building Ontario, so it has a strong economy and the highways, transit and infrastructure that communities need.

Building Ontario’s Economy for Today and Tomorrow

For too long, Ontario failed to seize its critical minerals opportunity despite the value it can bring the province.

Unlocking Northern Ontario’s critical minerals is key to the economy of the future.

It will help bring investments and better jobs with bigger paycheques to Ontario.

This is why our government has committed close to $1 billion to support critical legacy infrastructure such as all-season roads, broadband connectivity and community supports in the Ring of Fire region to keep moving forward on one of the most promising mineral deposits in Canada — one that will play a critical role in batteries, electronics, electric vehicles (EVs) and clean technology.

Our government is proposing amendments to the Mining Act that would ensure Ontario has a modern and competitive regime for mineral exploration and development.

These critical mineral resources in the North are being connected to Ontario’s world-class manufacturing sector in the South.

This means we must continue to rebuild the province’s manufacturing sector and create the conditions to attract new investments.

Between 2004 and 2018, Ontario’s manufacturing sector saw a decline in employment of over 300,000 workers.

Since 2018, our government has attracted billions of dollars’ worth of investments in automotive and clean steel manufacturing.

We have also reduced red tape, with $567 million in savings on annual regulatory compliance costs while maintaining important regulations that protect people’s health, safety and the environment.

Building on the work we have already done to make Ontario a global manufacturer, bringing investments and jobs back to the province, our government continues to strengthen Ontario’s competitiveness.

We are proposing a new Ontario Made Manufacturing Investment Tax Credit that would help local manufacturing companies invest and expand, so the products of the future are made right here at home.

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Minister’s Foreword and Introduction

By continuing to attract electric vehicle supply chain investments to the province, we are making Ontario a leading jurisdiction to build the cars of the future.

We are also helping make Ontario a global leading producer of clean steel.

But we must continue to find ways to keep Ontario competitive. This is why our government is working with partners to have shovel-ready mega-sites available for new, large manufacturing projects.

These investments in critical minerals and manufacturing are also enabled by Ontario’s clean energy advantage.

Companies in various sectors are looking to invest in jurisdictions that can help them achieve their Environmental, Social and Governance (ESG) goals.

This is why, to help boost competitiveness, the government is launching a voluntary Clean Energy Credit Registry.

We are also supporting the continued safe operation of the Pickering Nuclear Generating Station.

And we are leading in record battery procurements, with the largest battery storage project in Canada being built right here in Ontario.

The Oneida Energy Storage Project in Jarvis, Haldimand County, is being developed in partnership with Six Nations of the Grand River Development Corporation, Northland Power, NRStor and Aecon Group.

At the same time, we are keeping electricity costs for businesses down to help create jobs and economic growth.

Building Highways, Transit and Infrastructure Projects

To build a strong economy, we need the infrastructure to support it.

We are delivering on the most ambitious capital plan in Ontario’s history.

We are building new highways, roads, schools, hospitals, long-term care homes and transit.

From Uxbridge to Kitchener-Waterloo, we are building and redeveloping hospitals, and from Pickering to Ottawa to Atikokan to Windsor, we are building new schools.

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Minister’s Foreword and Introduction

And we are building the Bradford Bypass, Highway 413 through Brampton, and the Ontario Line in Toronto, as well as enabling the future widening of Highway 401, starting at Brock Road in Durham Region.

By driving economic growth, helping to create jobs and getting key infrastructure built faster and better, our government is building Ontario.

Working for You

As we build Ontario, our government is also working for families, workers, students and seniors.

We are working for you.

Working for Workers

As we help create jobs across the province, Ontario is still facing a persistent labour shortage, especially in key sectors like health care and construction.

This is why we are investing an additional $75 million over the next three years in our Skills Development Fund.

We are also providing an additional $224 million this year to leverage private-sector expertise and expand training centres, including union-led training halls so we can train and retrain skilled workers for the jobs of today and tomorrow.

And we are investing an additional $25 million over three years in the Ontario Immigrant Nominee Program so we can welcome more skilled workers to the province.

Ontario continues to work with the Government of Canada to attract more skilled newcomers to support economic growth and fill targeted labour market gaps across the province, particularly in the skilled trades and other in-demand essential industries.

As we build a strong workforce, it is important we prepare high school students for the jobs of the future and connect our education system to the needs of employers.

This is why we are expanding the dual credit program to provide an additional 1,400 secondary students with opportunities in health care-related courses to jumpstart their careers as nurses, personal support workers, medical laboratory technicians and paramedics.

Our government is ensuring we have the trained skilled workers to build Ontario today and in the future.

Keeping Your Costs Down

Our government understands inflation is hard on household budgets.

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Minister’s Foreword and Introduction

Which is why we acted early to keep your costs down.

We eliminated licence plate renewal fees as well as licence plate stickers and refunded the past two years’ fees for eligible vehicles.

We extended the current gas tax and fuel tax cuts until December 31, 2023.

And we are making transit more affordable by eliminating double fares for most local transit services in the Greater Golden Horseshoe when commuters also use GO Transit services. Our government is working to expand this initiative to support more people commuting into Toronto.

For low-income seniors in Ontario, these uncertain times are even more challenging.

This is why we temporarily doubled the Guaranteed Annual Income System (GAINS) payments for eligible seniors until December 2023.

To ensure that more seniors who need financial help get it, we will be introducing legislation to expand the GAINS program, starting in July 2024, to see about 100,000 additional seniors be eligible for the program, for a 50 per cent increase in recipients.

We are also proposing to adjust this benefit annually so that it increases with inflation.

In addition, we know that many people in Ontario struggle to afford a place to call home and this includes some of the most at-risk people in the province.

This is why Ontario is investing an additional $202 million each year in supportive housing and homelessness programs.

This will help those experiencing or at risk of homelessness, those escaping intimate partner violence, and support the community organizations delivering supportive housing.

vii

Minister’s Foreword and Introduction

Better Services for You

Our government is improving public services to make it more convenient and faster for the people of Ontario to access them.

When it comes to health care in Ontario, our government is working to reduce waitlists, provide better outcomes and care, and add more family doctors.

This is why our government has introduced a plan that will connect you to more convenient care through your OHIP card and not your credit card.

We are now building on that plan.

Our government is investing every dollar we are receiving from the Government of Canada’s initial down payment through the new agreement in principle, and significantly more, into health care.

Through the 2022 Budget, our government announced a plan to invest $1 billion over three years to get more people connected to care in the comfort of their own home and community.

We are now accelerating investments to bring funding in 2023–24 up to $569 million, including nearly $300 million to stabilize the home and community care workforce.

This funding will also expand home care services and improve the quality of care, making it easier and faster for people to connect to care.

And we are providing an additional $425 million over three years for mental health and addictions, including a five per cent increase in the base funding of community-based mental health and addiction service providers funded by the Ministry of Health.

Expanding the scope of practice of pharmacists to prescribe over-the-counter medication for common ailments has been very successful.

This is why the government will be expanding the scope to add additional common ailments.

As we make health care more convenient, we are also investing in growing and retaining the health care workforce.

Since 2018, over 60,000 new nurses and nearly 8,000 new physicians have begun work in Ontario, but we need to do more.

This is why our government is providing an additional $80 million over the next three years to further expand enrolment for nursing programs.

We are also investing $200 million this year to address immediate health care shortages and to grow the workforce for years to come.

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Minister’s Foreword and Introduction

Our government understands it is challenging for Ontario medical students to find residency spots here at home.

To support these graduates, we are adding 154 postgraduate medical training seats to prioritize Ontario residents trained at home and abroad beginning in 2024 and going forward. We will also add 100 seats for medical undergraduates and continue to prioritize Ontario students for these spots.

Ontario’s most vulnerable continue to need support from our government.

Youth leaving the child welfare system are at a higher risk of being trafficked or experiencing homelessness.

Our government is providing $170 million over three years to the Youth Leaving Care program, which supports the success of youth leaving provincial care. We are also expanding program eligibility, which currently ends at 21 years old, to include those up to 23 years old.

Our government is also protecting you and your family.

We are providing resources to local police and communities to protect law-abiding citizens from illegal gun and gang violence.

But as we deliver these resources to communities, bail reform is also needed.

Too many innocent people have lost their lives at the hands of dangerous criminals who should have been behind bars.

This is why we have called on the federal government to take immediate action to strengthen Canada’s bail system.

We are also ensuring Ontario is prepared for, can respond to and can recover from emergencies, by providing more than $110 million over three years to improve emergency readiness.

As we build Ontario, our government is working for you to help address the challenges of today, while also creating a strong future for you and your family.

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Minister’s Foreword and Introduction

A Strong Ontario

After unprecedented spending in response to the COVID-19 pandemic, now is the time to get the province back on a path to fiscal balance.

The hard work is paying off. By planning prudently, and focusing our investments, we have made considerable progress on our path to balance. In fact, we now plan to balance the Budget in 2024–25, three years earlier than expected in the last Budget.

Because of our thoughtful, transparent planning, we can do this while still delivering on our Plan to Build to support families, workers and businesses across Ontario.

This is why we are continuing with our responsible, targeted approach that is building an Ontario that the people of this province can be proud of, not only today but in the future.

An Ontario that continues to have a resilient economy.

An Ontario that has the best infrastructure in place to support the growth of the economy and communities.

An Ontario that has skilled workers trained for the jobs of tomorrow.

An Ontario that helps those who need it the most during these uncertain times.

An Ontario that connects you with the health care and the child care you need, when you need it.

An Ontario that protects you and your family from violence in communities.

An Ontario that has a bright future ahead for your children and grandchildren.

An Ontario that is strong.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

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Contents

Contents

Minister’s Foreword and Introduction

Building a Strong Ontario	iii

Building Ontario	iv

Building Ontario’s Economy for Today and Tomorrow	iv

Building Highways, Transit and Infrastructure Projects	v

Working for You	vi

Working for Workers	vi

Keeping Your Costs Down	vi

Better Services for You	viii

A Strong Ontario	x

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	5

Ontario’s Fiscal Plan	6

Revenue Outlook	7

Program Expense Outlook	7

Interest on Debt Outlook	8

Other Fiscal Plan Assumptions	8

Alternative Economic Scenarios and Fiscal Outlooks	9

Borrowing and Debt Management	11

Ontario’s Capital Plan	13

Managing Ontario’s Finances Responsibly	18

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Contents

Chapter 1: Building a Strong Ontario

Section A: Building Ontario

Introduction	21

Building Ontario’s Economy for Today and Tomorrow	21

Unlocking Northern Ontario’s Economic Potential	22

Attracting Clean Steel Investments	25

Bringing Manufacturing Jobs Back to Ontario	26

Reinforcing Ontario’s Clean Energy Advantage	31

Helping Ontario Businesses Succeed	35

Building Highways, Transit and Infrastructure Projects	41

Building Faster	41

Fighting Gridlock	44

Building Transit	50

Building Safe and Reliable Transportation for Northern Communities	56

Building Community Infrastructure and High-Speed Internet	58

Supporting Conservation	67

Section B: Working for You

Introduction	69

Working for Workers	69

Building the Skilled Workforce of Tomorrow, Today	69

Preparing Students for the Jobs of the Future	74

Keeping Your Costs Down	77

Putting Money Back in Your Pocket	77

Helping Ontario’s Most Vulnerable	80

Bringing Home Ownership into Reach for More People	83

Addressing Homelessness through Supportive Housing	84

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Contents

Better Services for You	85

Connecting You to Convenient Care	85

Pillar One: The Right Care in the Right Place	87

Pillar Two: Faster Access to Care	90

Pillar Three: Hiring More Health Care Workers	93

Supporting Students and Families	97

Responding to Community Needs	99

Protecting You and Your Family	100

Chapter 2: Economic Performance and Outlook

Introduction	105

Revisions to the Outlook Since the 2022 Budget	106

Recent Economic Performance	107

Ontario Labour Market	109

Inflation Moderating but Remains Elevated	110

Economic Outlook	111

Global Economic Environment	114

Financial Markets and Other External Factors	116

Details of Ontario’s Economic Outlook	117

Employment, Incomes and Spending	118

Consumer Price Inflation	118

Housing	120

Risks to the Outlook	121

Economic Outlook Scenarios	122

Transparent Reporting on the Economy	124

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	127

2022–23 Interim Fiscal Performance	129

Interim Revenue Update	130

Interim Expense Update	131

Prudence in 2022–23	133

Medium-Term Fiscal Plan	134

Medium-Term Revenue Outlook	134

Revenue Outlook Scenarios	137

Medium-Term Expense Outlook	139

Prudence Built into the Medium-Term Outlook	144

Transparency and Risks	146

New Accounting Standards	147

Revenue	147

Public Private Partnerships	147

Purchased Intangible Assets	147

Details of Ontario’s Finances	148

Chapter 4: Borrowing and Debt Management

Introduction	161

Borrowing Program	162

Green Bond Program	166

Cost of Debt	168

Term of Debt	171

Ensuring Adequate Liquidity Levels	172

Debt Burden Reduction Strategy	173

Consolidated Financial Tables	177

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Contents

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	181

Ensuring Competitive Taxes for Industry	181

Introducing the New Ontario Made Manufacturing Investment Tax Credit	181

Helping Small Businesses Grow	182

Modernizing Ontario’s Film and Television Tax Credits	182

Making Progress on Modernizing Ontario’s Tobacco Tax Administration	184

Harmonizing Wine Tax in Response to World Trade Organization Settlement	184

Summary of Measures	185

Technical Amendments	186

Other Legislative Initiatives	186

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Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook	5

Details of Ontario’s Fiscal Plan	6

Ontario Real GDP Growth Scenarios	9

Ontario Nominal GDP Growth Scenarios	9

2022–23 Borrowing Program and Medium-Term Outlook	11

Progress on Relevant Debt Sustainability Measures	12

Infrastructure Expenditures	17

Chapter 1: Building a Strong Ontario

Table 1.1	Recently Completed Highway Projects	48

Table 1.2	Examples of School Projects Under Construction and Recently Opened	63

Table 1.3	Examples of Recently Approved and Completed ICIP Projects	65

Table 1.4	Examples of Recently Approved and Completed OCIF Projects	66

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	105

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2022 Budget Compared to the 2023 Budget	106

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	111

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	112

Table 2.5	External Factors	115

Table 2.6	Ontario’s Economic Outlook	117

Table 2.7	Impact of Sustained Changes in Key External Factors on Real GDP Growth	121

Table 2.8	Ontario Real GDP Growth Scenarios	122

Table 2.9	Ontario Nominal GDP Growth Scenarios	122

Table 2.10	Ontario Economic Accounts Release Dates	124

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	128

Table 3.2	2022–23 In-Year Fiscal Performance	129

Table 3.3	Summary of 2022–23 Revenue Changes Since the 2022 Budget	130

Table 3.4	Summary of 2022–23 Expense Changes Since the 2022 Budget	132

Table 3.5	Summary of Medium-Term Revenue Outlook	134

Table 3.6	Selected Economic and Revenue Sensitivities	136

Table 3.7	Ontario’s Taxation Revenue Scenarios	137

Table 3.8	Summary of Medium-Term Expense Outlook	139

Table 3.9	Selected Expense Sensitivities	145

Table 3.10	Total Revenue	148

Table 3.11	Total Expense	150

Table 3.12	Infrastructure Expenditures	155

Table 3.13	10-Year Review of Selected Financial and Economic Statistics	156

Chapter 4: Borrowing and Debt Management

Table 4.1	2022–23 Borrowing Program and Medium-Term Outlook	162

Table 4.2	Progress on Relevant Debt Sustainability Measures	173

Table 4.3	Net Debt and Accumulated Deficit	177

Table 4.4	Medium-Term Outlook: Net Debt and Accumulated Deficit	178

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	185

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Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Current Fiscal Outlook Compared to 2022 Budget		4

Program Expense Growth		8

Ontario Medium-Term Outlook Based on Alternative Scenarios		10

Chapter 1: Building a Strong Ontario

Chart 1.1	Annual Ontario Corporate Income Tax Savings from Extending the Proposed Small Business Limit Phase-Out	35

Chart 1.2	Highway 413 Project Route	45

Chart 1.3	Bradford Bypass Project Route	46

Chart 1.4	Widening Highway 401 from Mississauga to Milton	49

Chart 1.5	Building Transit in the Greater Golden Horseshoe	54

Chart 1.6	Ontario Is Investing Every Dollar of New Federal Funding into Care and Significantly More	86

Chapter 2: Economic Performance and Outlook

Chart 2.1	Ontario’s Economy Continued To Grow	107

Chart 2.2	Manufacturing Sales Growth Led Key Economic Indicators in 2022	108

Chart 2.3	Strong Employment Recovery in Ontario	109

Chart 2.4	Ontario’s Consumer Price Inflation	110

Chart 2.5	Ontario GDP Growth Projected To Moderate	113

Chart 2.6	Global Real GDP Growth Projections	114

Chart 2.7	Bank of Canada Raised Policy Interest Rate Significantly	116

Chart 2.8	Changing CPI Inflation Expectations	119

Chart 2.9	Ontario Housing Market Outlook Slightly Improved Since Last Fall	120

Chart 2.10	Range of Ontario GDP Scenario Forecasts	123

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Fiscal Outlook Compared to 2022 Budget	127

Chart 3.2	Ontario Medium-Term Outlook Based on Alternative Scenarios	138

Chart 3.3	Program Expense Growth	140

Chart 3.4	Additional Federal Health Funding to Ontario	143

Chart 3.5	Composition of Total Revenue, 2023–24	154

Chart 3.6	Composition of Total Expense, 2023–24	154

Chapter 4: Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	163

Chart 4.2	2022–23 Borrowing	164

Chart 4.3	Domestic and International Borrowing	165

Chart 4.4	Green Bond Allocation by Framework Category	166

Chart 4.5	Ontario’s Green Bond Issues	167

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	168

Chart 4.7	Comparison of Average Annual Ontario Borrowing Rates	169

Chart 4.8	Comparison of Interest on Debt Expense Forecast	170

Chart 4.9	Weighted-Average Term of Borrowings	171

Chart 4.10	Average Unrestricted Liquid Reserve Levels	172

Chart 4.11	Net Debt-to-GDP	174

Chart 4.12	Net Debt-to-Revenue	175

Chart 4.13	Interest on Debt-to-Revenue	176

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Contents

xx

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario continues to face economic challenges and elevated uncertainty like the rest of the world. The outcomes of ongoing geopolitical instability, high interest rates and inflation continue to be unclear. But after record investments during a worldwide COVID-19 pandemic, Ontario is on a path to balance the budget, while continuing to invest responsibly to build a strong province. The government is taking this responsible approach to its finances so Ontario can have a strong fiscal foundation now and in the future.

Ontario’s economy has remained resilient and has continued to grow despite ongoing economic uncertainty. Real gross domestic product (GDP) exceeded the COVID-19 pre-pandemic level by 4.0 per cent as of the third quarter of 2022. Ontario created 338,300 jobs (+4.6 per cent) in 2022, following a gain of 367,400 (+5.2 per cent) net jobs in 2021, which were the two strongest years of job growth on record. Ontario’s unemployment rate is near historic lows.

The government’s plan will balance the budget with the province on track to post a surplus in 2024–25, three years earlier than forecast in the 2022 Budget. In 2022–23, Ontario is projecting a deficit of $2.2 billion. Over the medium term, the government is projecting a deficit of $1.3 billion in 2023–24 before planning for surpluses of $0.2 billion in 2024–25 and $4.4 billion in 2025–26, representing significant fiscal improvement since the 2022 Budget. Elevated uncertainty still remains about the future pace of economic growth, which may impact these projections further. Ontario has shown that it can balance the budget, while making record investments in services the people of Ontario need.

The government will continue to take a responsible, targeted approach with its Plan to Build to support people and businesses while laying a strong fiscal foundation for future generations.

3

Ontario’s Economic and Fiscal Outlook in Brief

Current Fiscal Outlook Compared to 2022 Budget

Source: Ontario Ministry of Finance.

4

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s real GDP increased by an estimated 3.7 per cent in 2022 and is projected to increase by 0.2 per cent in 2023, 1.3 per cent in 2024, 2.5 per cent in 2025 and 2.4 per cent in 2026. Ontario nominal GDP increased by an estimated 9.4 per cent in 2022, largely reflecting continued elevated GDP inflation due to strong economy-wide price increases amid supply constraints and strong demand. Nominal GDP is projected to grow by 2.8 per cent in 2023 and accelerate to 3.6 per cent in 2024, 4.6 per cent in 2025 and 4.5 per cent in 2026. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2021	2022	2023p	2024p	2025p	2026p
Real GDP Growth	5.2	3.7e	0.2	1.3	2.5	2.4
Nominal GDP Growth	10.3	9.4e	2.8	3.6	4.6	4.5
Employment Growth	5.2	4.6	0.5	1.0	1.7	1.7
CPI Inflation	3.5	6.8	3.6	2.1	2.0	2.0
e = estimate.
p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023. Sources: Statistics Canada and Ontario Ministry of Finance.

5

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

The government is projecting a deficit of $1.3 billion in 2023–24, and surpluses of $0.2 billion in 2024–25 and $4.4 billion in 2025–26. This is a significant improvement compared to the forecasts presented in the 2022 Budget.

Details of Ontario’s Fiscal Plan

($ Billions)

			Medium-Term Outlook
	Actual	Interim[1]
	2021–22	2022–23	2023–24	2024–25	2025–26
Revenue
Personal Income Tax	46.8	52.8	56.0	58.7	62.0
Sales Tax	30.4	35.9	35.4	36.8	38.6
Corporations Tax	25.2	27.9	24.7	25.9	28.2
Ontario Health Premium	4.4	4.7	4.9	5.1	5.3
Education Property Tax	5.7	5.8	5.7	5.7	5.8
All Other Taxes	19.2	17.6	17.6	19.8	20.6
Total Taxation Revenue	131.7	144.7	144.2	152.1	160.4
Government of Canada	30.6	31.3	34.8	35.1	37.1
Income from Government Business Enterprises	6.4	6.5	6.3	6.7	8.5
Other Non-Tax Revenue	16.3	18.0	19.0	19.2	20.0
Total Revenue	185.1	200.4	204.4	213.0	226.0

Base Programs[2]
Health Sector	69.6	74.9	81.0	84.2	87.6
Education Sector[3]	28.8	32.4	34.7	36.1	37.5
Postsecondary Education Sector	10.5	11.3	12.1	12.5	12.9
Children, Community and Social Services Sector	16.8	18.4	19.4	19.8	19.9
Justice Sector	4.7	5.5	5.4	5.4	5.3
Other Programs	29.2	32.6	38.1	38.4	39.3
Total Base Programs	159.6	175.1	190.6	196.4	202.5
COVID-19 Time-Limited Funding	10.9	7.8	–	–	–
Other One-Time Expenses	–	6.3	–	–	–
Total Programs	170.4	189.1	190.6	196.4	202.5
Interest on Debt	12.6	13.4	14.1	14.4	15.1
Total Expense	183.0	202.6	204.7	210.8	217.5
Surplus/(Deficit) Before Reserve	2.1	(2.2)	(0.3)	2.2	8.4
Reserve	–	–	1.0	2.0	4.0
Surplus/(Deficit)	2.1	(2.2)	(1.3)	0.2	4.4
Net Debt as a Per Cent of GDP	39.8%	37.8%	37.8%	37.7%	36.9%
Net Debt as a Per Cent of Revenue	205.6%	197.5%	198.9%	197.3%	190.2%
Interest on Debt as a Per Cent of Revenue	6.8%	6.7%	6.9%	6.8%	6.7%
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[2]	For presentation purposes in the 2023 Budget, one-time COVID-19-related spending in 2021–22 and 2022–23 has been included within COVID-19 Time-Limited Funding.
[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

6

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Details of the medium-term revenue outlook are outlined later in this Budget. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are a prudent economic outlook; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook

Ontario’s program expense outlook is expected to grow from $189.1 billion in 2022–23 to $202.5 billion in 2025–26 to fund the services the people of Ontario need.

The government has made available COVID-19 Time-Limited Funding to protect Ontario’s progress against COVID-19, including $7.8 billion in 2022–23. This funding will no longer be reported separately, starting 2023–24. Additionally, in 2022–23, there are other significant one-time expenses of $6.3 billion projected, including for costs associated with ongoing land and land-related claims with Indigenous communities, where Ontario is in active negotiations, or claims are accepted for negotiation or are under review. These one-time expenses are broken out to provide greater transparency regarding their temporary nature.

7

Ontario’s Economic and Fiscal Outlook in Brief

Program Expense Growth

[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Interest on Debt Outlook

Interest on debt is forecast to be $13.4 billion in 2022–23, down from the 2022 Budget forecast of $13.5 billion, and lower than the interest on debt forecast for each year of the medium-term outlook contained in the 2022 Budget as a result of lower borrowing programs, partially offset by higher than projected interest rates.

Other Fiscal Plan Assumptions

The reserve is set at $1.0 billion in 2023–24, $2.0 billion in 2024–25 and $4.0 billion in 2025–26. These increases reflect Ontario’s commitment to maintaining a prudent and flexible fiscal plan that can respond to elevated economic uncertainty, notably higher levels of inflation and the impact of higher interest rates on the economy.

The net debt-to-GDP ratio is projected to be 37.8 per cent in 2023–24, 37.7 per cent in 2024–25 and declining to 36.9 per cent in 2025–26.

8

Ontario’s Economic and Fiscal Outlook in Brief

Alternative Economic Scenarios and Fiscal Outlooks

In recognition of the elevated degree of economic uncertainty, the Ontario Ministry of Finance has once again developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. These alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate a broader range of possible alternative outcomes.

Ontario Real GDP Growth Scenarios

(Per Cent)

	2023p	2024p	2025p	2026p
Faster Growth Scenario	1.3	2.0	2.8	2.7
Planning Projection	0.2	1.3	2.5	2.4
Slower Growth Scenario	(0.7)	0.8	2.4	2.3

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2023p	2024p	2025p	2026p
Faster Growth Scenario	6.0	4.4	5.1	5.0
Planning Projection	2.8	3.6	4.6	4.5
Slower Growth Scenario	1.0	3.0	4.3	4.2

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Source: Ontario Ministry of Finance.

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result. See Chapter 3: Ontario’s Fiscal Plan and Outlook, Revenue Outlook Scenarios section, for more information.

9

Ontario’s Economic and Fiscal Outlook in Brief

Under the Faster Growth scenario, Ontario may see larger budget surpluses starting with a surplus of $4.4 billion in 2023–24. However, if the Slower Growth scenario takes place instead, the fiscal outlook may deteriorate, with deficits of $5.0 billion in 2023–24, $5.8 billion in 2024–25 and $3.8 billion in 2025–26.

Ontario Medium-Term Outlook Based on Alternative Scenarios

Source: Ontario Ministry of Finance.

10

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s borrowing program is primarily used to refinance maturing debt, make investments in capital assets and fund deficits, when applicable. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada as well as internationally. Ontario has completed long-term borrowing for 2022–23 of $32.1 billion, including $14.5 billion in pre-borrowing for 2023–24. The total long-term borrowing requirements for 2023–24, 2024–25 and 2025–26 are forecast to be $27.5 billion, $28.7 billion and $33.4 billion, respectively. Ontario’s annual long-term borrowing program in 2023–24 is forecast to be the lowest borrowing program since 2016–17.

$15 billion Ontario Green Bonds issued since 2014–15

Ontario remains the largest issuer of Canadian dollar Green Bonds and plans to continue its leadership in the Canadian dollar Green Bond market. Ontario intends to update its Green Bond Framework to expand from green to sustainable, which allows for a greater breadth of potential bond offerings in the future. Subject to market conditions, Ontario will issue multiple Green Bonds in each fiscal year, including in 2023–24.

2022–23 Borrowing Program and Medium-Term Outlook

($ Billions)

	2022–23			Medium-Term Outlook

	2022 Budget	Change from 2022 Budget	Interim[1] 2022–23	2023–24	2024–25	2025–26
Deficit/(Surplus)	19.9	(17.7)	2.2	1.3	(0.2)	(4.4)
Investment in Capital Assets	13.4	(1.5)	11.9	13.6	18.6	18.8
Non-Cash and Cash Timing Adjustments	(9.7)	(8.1)	(17.8)	(9.2)	(11.7)	(14.0)
Loans to Infrastructure Ontario	(0.1)	(0.1)	(0.2)	0.1	0.1	0.2
Other Net Loans/Investments	0.7	(0.8)	(0.1)	0.1	(1.0)	(0.2)
Debt Maturities/Redemptions	30.5	0.0	30.6	31.2	27.9	33.1
Total Funding Requirement	54.7	(28.1)	26.6	37.0	33.7	33.4
Decrease/(Increase) in Short-Term Borrowing	(3.0)	4.3	1.3	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	–	–	–	5.0	(5.0)	–
Pre-borrowing in 2021–22 for 2022–23	(10.3)	–	(10.3)	–	–	–
Pre-borrowing for 2023–24	–	14.5	14.5	(14.5)	–	–
Total Long-Term Borrowing	41.5	(9.3)	32.1	27.5	28.7	33.4
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
Note:	Numbers may not add due to rounding.
Source:	Ontario Financing Authority.

11

Ontario’s Economic and Fiscal Outlook in Brief

Ontario is forecast to pay $13.4 billion in interest costs in 2022–23, $14.1 billion in 2023–24 and $14.4 billion in 2024–25, down from the 2022 Budget forecasts of $13.5 billion, $14.3 billion and $14.9 billion, respectively. These lower interest costs total a cumulative savings of $0.8 billion over three years and are a result of smaller borrowing programs, partially offset by higher than projected interest rates. Interest on debt in 2025–26 is forecast to be $15.1 billion.

Ontario’s overall borrowing needs have been reduced by $36.6 billion over the three-year outlook period compared to the 2022 Budget forecast. Had the borrowing program stayed the same as in the 2022 Budget forecast, given higher interest rates forecast today, interest on debt would have been $0.3 billion higher in 2022–23, $0.7 billion higher in 2023–24 and $0.7 billion higher in 2024–25.

The 2023 Budget includes an updated debt burden reduction strategy, with new targets over the medium-term outlook for the relevant measures of debt sustainability. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower Ontario’s cost of borrowing. This would result in less money being required to pay for interest on debt, which frees up resources for other priorities.

Progress on Relevant Debt Sustainability Measures

(Per Cent)
	2022 Budget Target	2022 Budget 2022–23	2023 Budget Target	2023 Budget 2022–23	2023 Budget 2023–24
Net Debt-to-GDP	<42.0	41.4	<40.0	37.8	37.8
Net Debt-to-Revenue	<250	238	<200	198	199
Interest on Debt-to-Revenue	<8.0	7.5	<7.5	6.7	6.9

Source: Ontario Financing Authority.

See Chapter 4: Borrowing and Debt Management for more details on Ontario’s borrowing program, including borrowing outlook scenarios for long-term borrowing and the debt burden reduction strategy.

12

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan

Ontario’s Plan to Build includes the most ambitious capital plan in Ontario’s history, with planned investments over the next 10 years totalling $184.4 billion, including $20.6 billion in 2023–24. This plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a strong Ontario.

Key highlights in the capital plan include:

Highways

•	$27.9 billion over 10 years to support the planning and/or construction of highway expansion and rehabilitation projects across the province, including:

•

Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York regions that will bring relief to the most congested corridor in North America and save drivers up to 30 minutes each way on their commute;

•

Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region, saving motorists and commercial truck drivers up to approximately 35 minutes in travel time compared to using existing routes along local roads;

•

The QEW Garden City Skyway Bridge Twinning project, which includes construction of a new twin bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake;

•	Enabling the expansion of Highway 401 from Brock Road in Pickering through Eastern Ontario, to help relieve gridlock for tens of thousands of drivers per day and get goods moving faster; and

•	Widening existing corridors across the province such as Highway 3 between Essex and Leamington, Highway 11/17 between Thunder Bay and Nipigon and Highway 17 between Arnprior and Renfrew.

13

Ontario’s Economic and Fiscal Outlook in Brief

Transit

•	$70.5 billion over 10 years for public transit with a variety of projects underway, including:

•

Transforming the GO Transit rail network into a modern, reliable and fully integrated rapid transit network. GO Expansion will improve access and convenience across the Greater Golden Horseshoe by steadily increasing service with faster trains, more stations and better connections;

•	Making investments to expand GO Transit rail service to Bowmanville and the Niagara Region;

•

Awarding two major contracts and releasing two Requests for Qualifications (RFQs) for the Ontario Line, which will provide rapid transit between Exhibition/Ontario Place and the Ontario Science Centre and connect more than 40 other transit routes, including GO train lines, subway and streetcar lines and the Eglinton Crosstown;

•

Beginning tunnelling for the three-stop Scarborough Subway Extension from Kennedy Station to Sheppard Avenue and McCowan Road and awarding the contract for design and construction of new underground stations with bus terminals;

•	Continuing tunnelling on the Eglinton Crosstown West Extension. As of March 1, 2023, the two boring machines have tunnelled more than a combined 5.6 kilometres;

•

Purchasing three new trainsets to restore the Northlander passenger rail service to provide a safe and reliable transportation option for Northern communities, which will also support industries and resource sectors; and

•	Making progress on delivering fast, reliable transit, including the Hazel McCallion Line and Finch West Light Rail Transit projects.

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Ontario’s Economic and Fiscal Outlook in Brief

Health

•

More than $48 billion over the next 10 years in hospital infrastructure, including over $32 billion in hospital capital grants, to support more than 50 hospital projects that would add 3,000 new beds over 10 years to increase access to reliable, quality care. Investments are being made to support hospital projects, including:

•

Transformation of the existing site and urgent care centre into a new 24/7 inpatient care hospital at Peel Memorial in Brampton, in partnership with the William Osler Health System. This will allow development of an emergency department and meet the evolving needs of one of Ontario’s fastest growing communities;

•	Funding to support the Trillium Health Partners – Broader Redevelopment Project to build a new, state-of-the-art Mississauga Hospital;

•

Support for the construction of a new, modern hospital facility on the existing Uxbridge site at the Oak Valley Health – Uxbridge Hospital to replace the current aged building, and enable the expansion of specialized outpatient clinics as well as the creation of a community health hub with long-term care services;

•	Support for a new state-of-the-art acute care hospital in Windsor and Essex County to add more hospital beds and expand services in the region;

•

Support for redevelopment of the existing hospital and regional trauma centre on a new site for the Ottawa Hospital – Civic Campus to expand access to programs and services as well as meet bed capacity needs; and

•

Support the Runnymede Healthcare Centre’s First Responders Wellness and Rehabilitation Centre to break down barriers in accessing treatment for Post-Traumatic Stress Injury and other concurrent mental health disorders.

Long-Term Care

•  In March 2022, the first home under the Accelerated Build Pilot, Lakeridge Health in Ajax, opened to residents. Construction continues to progress for the remaining three long-term care homes in Mississauga and Toronto;

•  Planned investments that total a historic $6.4 billion since 2019 to build more than 30,000 new and upgrade over 28,000 long-term care beds across the province by 2028 to modern design standards. Ontario now has over 31,000 new and 28,000 upgraded beds in development; and

•  The government is helping to increase long-term care capacity in communities across the province by providing development loans and loan guarantees to select non-municipal not-for-profit homes.

15

Ontario’s Economic and Fiscal Outlook in Brief

Education and Postsecondary Education

•

Investing $22 billion, including about $15 billion in capital grants over the next 10 years, to build more schools and child care spaces, including a new English public elementary school in North Bay, a new addition to the École élémentaire et secondaire publique Ronald-Marion in Pickering, a new addition to the École secondaire catholique Sainte-Trinité in Oakville, and a new English Catholic secondary school in Windsor; and

•

$5.4 billion in the Postsecondary Education sector, including over $2 billion in capital grants over the next 10 years to help colleges, universities and Indigenous Institutes modernize classrooms by upgrading technology, carrying out critical repairs and improving environmental sustainability.

Broadband

•

Nearly $4 billion beginning in 2019–20 to ensure every community across the province has access to high-speed internet by the end of 2025. Multiple broadband programs are supporting this goal, including an innovative competitive bidding process to identify service providers quickly and cost-effectively for underserved areas of Ontario, and the Southwestern Integrated Fibre Technology (SWIFT) and Eastern Ontario Regional Network initiatives.

16

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures1

($ Millions)

	Interim[2,3]	Medium-Term Outlook			10-Year Total[4]
	2022–23	2023–24	2024–25	2025–26
Sector
Transportation
Transit	6,837	7,471	11,892	10,100	70,502
Provincial Highways	2,790	3,193	3,385	3,676	27,920
Other Transportation, Property and Planning	237	236	192	167	1,270
Health
Hospitals	3,186	3,349	3,795	5,687	48,119
Other Health	406	581	368	1,297	8,472
Education	2,944	3,003	2,819	2,801	21,958
Postsecondary Education
Colleges and Other	894	705	631	495	4,064
Universities	117	124	133	132	1,327
Social	342	369	381	472	2,621
Justice	516	801	721	412	2,908
Other Sectors[5]	2,345	3,667	3,196	3,227	16,748
Total Infrastructure Expenditures	20,615	23,499	27,513	28,465	205,910
Less: Other Partner Funding[6]	3,264	2,864	1,741	1,482	21,507
Total[7]	17,351	20,635	25,772	26,983	184,403
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[3]	Includes provincial investment in capital assets of $11.9 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2023–24 through to 2032–33.
[5]	Includes broadband infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

17

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The government’s multi-year fiscal plan is consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019, and the Act’s governing principles guide Ontario’s fiscal policy.

•

Transparent: The government continues to demonstrate its commitment to transparency through the release of its twentieth quarterly financial update since 2018. In addition, for the fifth year in a row, the Auditor General of Ontario has provided a clean audit opinion on Ontario’s consolidated financial statements.

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances that is driven by economic growth, while investing in key public services and capital projects that will help to improve economic productivity and create jobs.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure that the necessary fiscal flexibility is available to respond to changing circumstances.

•	Equitable: The government’s plan strengthens critical public services, such as health care, for the people of Ontario today, to ensure that these services are available for future generations.

•	Sustainable: The government is committed to returning to a balanced budget and reducing the province’s debt burden to ensure the sustainability of Ontario’s finances today and tomorrow.

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires that the government identify extraordinary circumstances if it plans to run a deficit. In 2023–24, the circumstances are the results of ongoing economic uncertainty, related to elevated inflation, supply chain challenges and rising interest rates. Ontario is not alone, as the challenges have resulted in difficult economic and fiscal circumstances for governments around the world. The government remains committed to achieving and maintaining a balanced budget and the 2023 Budget includes a plan to do so starting in 2024–25.

18

Chapter 1 Building a Strong Ontario

Section A: Building Ontario

Section A: Building Ontario

Introduction

Amid short-term uncertainty, the government’s Plan to Build is creating conditions for long-term economic growth and a strong future for Ontario. The government has taken significant actions to drive growth by lowering costs, getting key infrastructure projects built faster, attracting more jobs and investment, and cutting red tape to help businesses, families and workers. This plan is building a strong Ontario economy for the future, today.

Building Ontario’s Economy for Today and Tomorrow

Ontario, like the rest of the world, continues to face uncertain times, as a result of heightened geopolitical instability and ongoing supply chain disruptions that are putting a strain on the economy and have resulted in higher inflation and interest rates. The United States’ Inflation Reduction Act is also threatening Ontario jobs and competitiveness.

The government’s Plan to Build is the right plan to navigate Ontario through the difficult challenges of today and build a strong economy for the future.

The province has attracted historic new investments in the automotive sector and clean steel to strengthen Ontario’s manufacturing sector. The government has undertaken significant actions to improve competitiveness by lowering costs for business. In 2023, the government would enable an estimated $8.0 billion in cost savings and support for some Ontario employers, with $3.6 billion to go to small businesses. This includes savings from the new Ontario Made Manufacturing Investment Tax Credit proposed in this Budget.

Since 2018, the government has also reduced unnecessary red tape, saving people, businesses, municipalities, not-for-profit organizations, universities and colleges, school boards and hospitals $576 million in annual regulatory compliance costs.

Chapter 1: Building a Strong Ontario

Ontario’s current population has exceeded the 15 million milestone with net migration to the province reaching over 275,000 people in 2021–22, the highest ever recorded. By 2042, it is projected that nearly 20 million people will call Ontario home. This is an enormous opportunity but also an enormous effort to ensure the province is prepared to welcome the many newcomers that are driving Ontario’s population growth. The province will need more infrastructure and housing. Ontario will need to produce more, continue to attract investments in key industries and create more, good-paying jobs.

The government will continue to take a responsible, targeted approach as it delivers on Ontario’s Plan to Build to help people and businesses while laying a strong fiscal foundation for future generations.

Unlocking Northern Ontario’s Economic Potential

Building the Corridor to Prosperity

Critical minerals are key to the economy of the future. These important resources are critical to products that the people of Ontario rely on, including cell phones, electric vehicles (EVs), and the semiconductors in countless goods. Critical minerals are some of the most sought after commodities in the global economy and Ontario happens to be one of the rare places on earth with many of these natural resources available. Ontario’s endowment in critical minerals can be leveraged to encourage domestic mining and processing that support the high-value downstream activities in the electric vehicle supply chain such as automotive and battery manufacturing. This is a competitive advantage that cannot be ignored.

Ontario is helping to build a strong critical minerals sector in the province. Through investments and support, the government is unlocking Northern Ontario’s economic potential in critical minerals and connecting these resources to the world-class manufacturing capabilities in Southern Ontario. Ontario has tremendous opportunities for critical minerals to support future economic prosperity.

The Ring of Fire is one of the most promising mineral deposits in Canada. It has the potential to play an important role in supporting innovative technologies for high-growth sectors such as batteries, electronics, electric vehicles and cleantech and to bring multigenerational opportunities to Northern and First Nation communities. By working with First Nation partners, Ontario has a tremendous opportunity for a corridor to prosperity that can leverage health, economic and social benefits, while unlocking significant economic growth.

Section A: Building Ontario

All-season, dependable road access is a prerequisite to unlocking opportunities in the region and creating better supply chain connections between Ontario industries, resources, workers and communities in Northern Ontario and manufacturing in Southern Ontario. This is why Ontario is making investments to continue working with First Nations and industry on key Ring of Fire projects. These investments are part of Ontario’s commitment of close to $1 billion to support critical legacy infrastructure such as all-season roads, broadband connectivity and community supports for the Ring of Fire region. All-season road access will also help bring prosperity to First Nation communities, improving access to education, health care, goods and services, and housing.

The government also continues to support the Environmental Assessments for the Marten Falls Community Access Road project, the Webequie Supply Road project and the Northern Road Link project, led by the Marten Falls First Nation and Webequie First Nation. The Terms of Reference for the provincial Environmental Assessments for the Marten Falls Community Access Road and the Webequie Supply Road were approved in 2021. The Terms of Reference for the Northern Road Link was approved in March 2023.

Ontario will continue to call on the Government of Canada to step up and match Ontario’s funding commitments to getting the roads to the Ring of Fire built.

Advancing Ontario’s Critical Minerals Strategy

The government is investing in exploration and innovation to support critical minerals including those in the Ring of Fire, and to help make Ontario a leading producer of critical minerals. Ontario has numerous competitive advantages, in addition to its vast mineral wealth, including a clean grid that allows for development of cleaner, lower-emissions mining compared to other jurisdictions. The province is also a leading mining finance jurisdiction, with about 40 per cent of the world’s public mining companies listed on the TSX and TSXV.

Ontario’s Critical Minerals Strategy will help secure the province’s position as a reliable global supplier and processor of responsibly sourced critical minerals. The Critical Minerals Strategy is a five-year roadmap that focuses on six pillars that will support better supply chain connections between industries, resources and workers in Northern Ontario and manufacturing in Southern Ontario, including Ontario-based EV and battery manufacturing. The six pillars of the strategy are:

•	Enhancing geoscience information and supporting critical minerals exploration;

•	Growing domestic processing and creating resilient local supply chains;

•	Improving Ontario’s regulatory framework;

•	Investing in critical minerals innovation, research and development;

•	Building economic development opportunities with Indigenous partners; and

•	Growing the labour supply and developing a skilled labour force.

Chapter 1: Building a Strong Ontario

Supporting Mineral Exploration in Ontario

The government is continuing to invest in its Critical Minerals Strategy through the Ontario Junior Exploration Program, which began in 2021. The Ontario Junior Exploration Program helps junior mining companies finance early exploration projects by covering up to $200,000 in eligible costs for critical and precious mineral exploration and development. The government is investing an additional $3 million in 2023–24 and $3 million in 2024–25 into this successful program, which will help more companies search for potential mineral deposits and attract further investment in this growing sector. With this new funding, the government is investing a total of $13 million in 2023–24 and $13 million in 2024–25 in the Ontario Junior Exploration Program. This includes $4 million per year for a Critical Minerals Stream.

The government also supports the mining industry through the tax system. This includes Personal Income Tax relief for investment in flow-through shares, as well as the Ontario Focused Flow-Through Share Tax Credit for investment in mineral exploration activity in Ontario.

With the recent introduction of the federal Critical Mineral Exploration Tax Credit, Ontario expects to provide an estimated $25 million per year in additional relief to support investment for a competitive mining sector with good jobs.

Assisting Mining Projects Through Improvements to the Mining Act

To help seize the economic potential of the province’s minerals, and to support the geopolitical need for secure access to resources, Ontario introduced legislation in March 2023 to amend the Mining Act. If passed, the Building More Mines Act, 2023 would ensure Ontario has a modern and competitive regime for mineral exploration and development. The proposed amendments aim to save companies time and money by reducing administrative burden, clarifying requirements for rehabilitation and creating regulatory efficiencies. These changes will help Ontario attract mining investments to support the unlocking of critical minerals and the Ring of Fire, while maintaining Ontario’s strong standards for environmental protection and meeting the Duty to Consult with Indigenous communities.

Section A: Building Ontario

Attracting Clean Steel Investments

As companies, including those in the automotive sector, find ways to reduce emissions in their supply chains, the production of green steel will help Ontario remain competitive as the world transitions to a greener economy. Between 2005 and 2020, Ontario recorded the largest decline in greenhouse gas emissions among all provinces and territories.

The government is helping to make Ontario a supplier to manufacturers of the future and the place for investments in clean steel. This will enhance the province’s competitive advantage in attracting game-changing investments, as well as creating and retaining skilled, local jobs for Ontario workers. Ontario’s domestic steel industry and its customers, including major automotive, mining, energy and construction companies, are working together to reduce the environmental impact of their operations and products, helping Ontario achieve its target of reducing greenhouse gas emissions by 30 per cent by 2030.

Ontario has attracted $2.5 billion in recent investments that will support transformation in the steel sector and help cut greenhouse gases by up to six million tons or the equivalent of taking nearly two million cars off the road. This includes ArcelorMittal Dofasco’s $1.8 billion investment in Hamilton, announced in February 2022, to replace its coal-fed coke ovens and blast furnaces with new, low-emission technology, which is targeted for completion by 2028.

Additionally, in November 2021, Algoma Steel in Sault Ste. Marie announced a $700 million investment in a new, low-emission electric arc furnace. The project will feature a pair of electric arc furnaces that will replace the plant’s existing blast furnace, coke oven batteries, and basic oxygen steelmaking operations. Algoma recently announced the installation of the first structural steel columns at its electric arc furnace steelmaking facility, a significant project milestone. The furnaces are expected to come online in 2024, and ultimately, the transformation aims to reduce Algoma’s greenhouse gas emissions by up to 70 per cent when construction efforts reach the final stages in 2029.

Chapter 1: Building a Strong Ontario

Ontario Emissions Performance Standards Program

Ontario has created its own Emissions Performance Standards (EPS) program as an alternative to the federal Output-Based Pricing System (OBPS) on industrial emissions. On January 1, 2022, the Ontario EPS program took effect to regulate greenhouse gas emissions from large industrial facilities. It will help industry save over $1 billion compared to the federal policy. Ontario is developing options on approaches to use proceeds raised through the EPS program to help sectors of the economy covered by the program remain competitive.

Bringing Manufacturing Jobs Back to Ontario

Ontario’s Plan to Build is attracting key investments and creating meaningful opportunities for people, families and businesses across the province. In 2022, Ontario secured more than 150 new investment deals from a wide range of sectors including automotive, technology, manufacturing and life sciences. These investments will help to create and retain thousands of good-paying jobs within communities across the province. Ontario’s Plan to Build will also improve the province’s competitive advantage as a place to do business while at the same time encouraging existing businesses in Ontario to expand their operations.

While Ontario continues to attract investments, create jobs, hire more people and drive economic growth, it is facing a significant competitiveness challenge from the United States’ Inflation Reduction Act (IRA), which provides enormous subsidies from the U.S. federal government to favour U.S. operations. As Ontario does its part to ensure the province remains competitive, it is looking to the Government of Canada to provide a robust national response that addresses the negative impacts of the U.S. legislation.

In addition, as announced in the 2022 Budget, Ontario will establish an Advanced Manufacturing Strategy to help boost the long-term competitiveness and resilience of the sector. As a next step, the government is creating the Advanced Manufacturing Council to help inform the strategy and provide input into its development.

Section A: Building Ontario

Launching the New Ontario Made Manufacturing Investment Tax Credit

Ontario’s manufacturing sector is a key contributor to the economic success of the province. However, by 2018 employment in Ontario’s manufacturing sector declined by over 300,000 workers from 2004. Over this period, the competitiveness of the sector was negatively impacted by the high cost of doing business, gaps in skills training programs, and a lack of business investment.

Since 2018, the government has helped attract billions of dollars’ worth of investments in automobile and clean steel manufacturing, creating new opportunities for workers and families, and generating growth across the province today and tomorrow.

To continue bringing manufacturing back to Ontario and to support local businesses, the government is proposing to introduce the Ontario Made Manufacturing Investment Tax Credit.

The new Ontario Made Manufacturing Investment Tax Credit would help Ontario manufacturers lower their costs, innovate and become more competitive. It would provide a 10 per cent refundable Corporate Income Tax credit on qualifying investments in buildings, machinery and equipment for use in manufacturing or processing in the province. A corporation could receive a tax credit of up to $2 million a year.

Estimated Ontario income tax support of $780 million over the next three years would be provided through this new credit to qualifying Canadian-controlled private corporations (CCPCs).

This tax incentive would help local manufacturers invest and expand, creating good-paying jobs and helping rebuild the economy.

Chapter 1: Building a Strong Ontario

Delivering Tax Support for Ontario Manufacturers

The proposed new Ontario Made Manufacturing Investment Tax Credit would help attract and encourage the business investment needed to create jobs in Ontario’s manufacturing sector. The following illustrative examples show how corporations could benefit:

Aloo and Breezy Sheet Metal, a small Ontario company producing sheet metal products, is considering purchasing $500,000 in new computer-controlled machinery in 2023 to modernize its production process. Through the new Ontario Made Manufacturing Investment Tax Credit, the company would receive $50,000, reducing the cost of the new machinery. The company could also receive $14,400 in Ontario income tax savings from the immediate writeoff of the machinery for income tax purposes. The total Ontario tax savings of $64,400 in 2023 would lower the cost of the investment for Aloo and Breezy Sheet Metal.

Reilly Benn Plastics, a large Ontario plastics packaging manufacturer, is considering a $12 million investment in 2023 in new machinery for molding plastics to expand its operations so it can reach new markets. With a $12 million investment, the company would receive an Ontario Made Manufacturing Investment Tax Credit of $1,200,000. The company could receive an additional $1,080,000 in Ontario income tax savings from the immediate writeoff of the machinery for income tax purposes. The total Ontario tax savings of $2,280,000 in 2023 would lower the cost of the investment for Reilly Benn Plastics.

For more information, see Annex: Details of Tax Measures and Other Legislative Initiatives.

Creating Investment-Ready Land

Ontario must remain competitive with U.S. jurisdictions, both in terms of the overall availability of ready-use industrial lands and for mega-sites that can support large manufacturing investments. The government is working with municipalities and utilities on engineering designs and infrastructure upgrades for potential mega-sites. These efforts will help create serviceable industrial sites and boost Ontario’s competitiveness in attracting high-value advanced manufacturing projects.

Section A: Building Ontario

Creating Ontario’s Electric Vehicle Supply Chain

The government is strengthening Ontario’s position as the place to build the cars of the future. Over the past two and a half years, the province has attracted more than $16 billion in investments by global automakers and suppliers of electric vehicle batteries and battery materials. These investments include:

•

In February 2023, Magna International announced a $471 million investment to expand the company’s Ontario operations and support the opening of a new $265 million electric vehicle (EV) battery enclosure facility in Brampton later this year.

•

In July 2022, Umicore announced a $1.5 billion investment to establish a manufacturing facility for cathode active materials and precursor cathode active materials used in batteries for electric vehicles.

•

In May 2022, Stellantis announced a $3.6 billion investment to retool and modernize its Windsor and Brampton plants while also expanding its Automotive Research and Development Centre in Windsor by building two Centres of Competency.

•

In April 2022, General Motors announced an investment of more than $2 billion to transform the company’s Oshawa and Ingersoll manufacturing facilities to deliver the company’s next generation of vehicles, including its all-electric commercial vehicle brand BrightDrop.

•

In March 2022, LG Energy Solution and Stellantis announced the largest auto investment in Ontario’s history. This joint investment of more than $5 billion will be used to build the province’s first large-scale EV battery manufacturing plant in Windsor.

•	In March 2022, Honda announced a $1.4 billion investment to upgrade and retool its plants in Alliston and begin manufacturing hybrid models.

•	In October 2020, Ford announced $1.8 billion in investment commitments to produce battery EVs and five new EV models at its Oakville assembly complex.

•	Private-sector investments leveraged through the Ontario Vehicle Innovation Network and the Ontario Automotive Modernization Program.

Chapter 1: Building a Strong Ontario

Supporting Homegrown Automobile Innovation

In the 2021 Budget, the government announced an investment of $56.4 million to launch the Ontario Vehicle Innovation Network (OVIN), incorporating EV and battery-related technologies into building a more comprehensive network. The OVIN encourages innovation and collaboration through partnerships between small and medium-sized enterprises (SMEs), academia, the auto industry and battery sector, including critical minerals development in Ontario’s North. The OVIN, and its predecessor, the Autonomous Vehicle Innovation Network, have created 2,980 jobs, supported over 470 SMEs and leveraged over $400 million in private-sector investments.

Piloting Urban Mobility Vehicles

The people of Ontario increasingly need new, affordable and green transportation options to get around. To help meet these goals, the government is exploring the introduction of an Urban Mobility Vehicle pilot program, which would allow these vehicles — along with other micromobility options — to operate on roads in Ontario. Local communities willing to participate would be able to opt into these pilots by passing municipal bylaws that would allow these vehicles on their roads.

Section A: Building Ontario

Reinforcing Ontario’s Clean Energy Advantage

Clean energy has become an economic imperative as companies around the world want to invest in jurisdictions with affordable, reliable and clean energy. Ontario’s clean energy grid is another competitive advantage in attracting investments and jobs to the province. The government is continuing to invest in a clean energy future across the province. This is essential as Ontario attracts investments in sectors such as manufacturing, mining, electric vehicles and batteries, to compete and support the transition to a cleaner economy.

Launching the Clean Energy Credit Registry

The government is leveraging Ontario’s clean electricity grid by launching a voluntary clean energy credit (CEC) registry to boost competitiveness and attract jobs. As environmental and sustainability goals increasingly influence corporate decisions on where to invest and grow, the clean energy credit registry will make Ontario a more attractive place to do business.

A CEC registry provides businesses with a tool to meet these goals and demonstrate that their electricity has been sourced from clean resources, such as hydroelectric, solar, wind, bioenergy and nuclear power. Funds generated through the purchases of CECs could be returned to ratepayers, to help lower electricity costs and support future clean energy generation.

Powering an Affordable, Reliable and Clean Electricity System for the Long Term

As Ontario’s electricity demand continues to grow, the government is taking action to ensure an affordable, reliable and clean electricity supply is available.

The government’s plan includes building a strong electricity system for the future, so Ontario has the power in place for economic growth and prosperity. Today, Ontario’s electricity grid is among the world’s cleanest, at approximately 90 per cent emission free. Ontario recognizes that an affordable, reliable and clean electricity supply is an economic imperative. The government is not waiting to act, and it is doing what it takes to help Ontario remain competitive and drive economic productivity and growth, while considering reliability and affordability on the path to electrification and a clean energy transition that works for consumers and job creators.

Chapter 1: Building a Strong Ontario

Energy storage is needed to help enable electrification and attract more investments to the province. As announced in February of this year, the largest battery storage project in Canada is being built in Ontario. The Oneida Energy Storage Project in Haldimand County is being developed in partnership with Six Nations of the Grand River Development Corporation, Northland Power, NRStor and Aecon Group. The project will provide enough power to meet the peak demand of a city the size of Oshawa.

The government has, in addition, directed the Independent Electricity System Operator (IESO) to acquire 4,000 MW of new electricity supply to support economic growth and electrification in the province. These procurements will target contracting a minimum of 1,500 MW of energy storage capacity, making this the largest procurement of battery storage in Canada’s history.

Ontario has also increased the IESO’s energy-efficiency programs by $342 million. This new investment will result in additional savings of up to $650 million and bring the total investment in energy efficiency to $1 billion, helping families and businesses reduce their electricity use so they can save money on their energy bills.

Section A: Building Ontario

Seizing Ontario’s Nuclear Advantage

Nuclear power is a safe, reliable, and clean energy source. It is also a critical input in life-saving medical technology. Ontario is fortunate to be a global leader in the nuclear industry.

The government is leveraging Ontario’s strong nuclear supply chain to develop the next generation of nuclear power. Ontario has been a leader in nuclear technology and innovation for over 75 years, starting with the country’s first nuclear laboratories established in 1944 in Chalk River. Today, Ontario is at the heart of Canada’s world-class nuclear industry, which includes more than 200 companies, contributes about $17 billion to Canada’s GDP and supports around 76,000 jobs. Ontario is the Canadian leader in the nuclear sector, being home to 18 of Canada’s 19 nuclear power reactors.

Ontario is well-positioned to support small modular reactor (SMR) development and deployment in the province, Canada and globally. Site preparation is now underway for Canada’s first grid-scale SMR at Ontario Power Generation’s (OPG) Darlington New Nuclear Project site. In January 2023, OPG partnered with GE Hitachi Nuclear Energy, SNC-Lavalin, and Aecon to advance the new reactor.

Subject to further approvals, the new SMR at the Darlington New Nuclear Project site will be Ontario’s first nuclear reactor built in a generation. The Darlington SMR project will provide about 300 megawatts of clean, reliable power to Ontario’s electricity grid, which is enough to power 300,000 homes. Countries around the world are watching Ontario as OPG moves forward on deploying a GE-Hitachi BWRX-300 at Darlington. Ontario’s nuclear sector is ready to support partners in other jurisdictions, leveraging the expertise of the province’s world-class nuclear operators and exporting products and services from Ontario’s highly skilled nuclear supply chain. This supports the deployment of SMRs as a clean and reliable source of electricity in other jurisdictions. Ontario companies have already signed agreements with companies in Poland, the Czech Republic and Estonia.

In addition, the government is supporting refurbishments at the Darlington and Bruce facilities and OPG’s continued safe operation of the Pickering Nuclear Generating Station.

Ontario is also providing a grant to McMaster University for the McMaster Nuclear Reactor research project and production, which uses Canada’s most powerful research reactor. This would increase production and research of critical nuclear isotopes. Canadian clinicians rely on access to medical isotopes to visualize and treat a variety of medical conditions, including heart disease and cancer.

Chapter 1: Building a Strong Ontario

Keeping Electricity Costs Down for Consumers and Job Creators

Keeping electricity costs down for businesses helps create jobs and promote economic development. The government is continuing to provide electricity price relief for both people and businesses while investing in a clean and reliable energy system in Ontario.

Under the Comprehensive Electricity Plan (CEP), a portion of the costs of non-hydro renewable energy is being shifted from ratepayers to the government, lowering bills by about 14 to 17 per cent on average, for medium and larger sized industrial and commercial consumers.

In addition, eligible farms and small businesses also benefit from the Ontario Electricity Rebate (OER), which continues to lower bills by providing a direct rebate on electricity costs for eligible consumers, including eligible residential customers, and ensuring that average residential bills rise at a predictable rate, well below the current rate of inflation.

The Northern Energy Advantage Program (NEAP) provides a rebate of two cents per kilowatt-hour for eligible mining, forestry and steel operations in Northern Ontario. The program was expanded to allow more businesses to qualify for funding, and the $20 million funding cap per participant, which existed under the former Northern Industrial Electricity Rate Program, was removed. The expanded NEAP helps eligible large industrial operators better manage electricity costs and create and sustain good jobs in Northern Ontario to maintain global competitiveness.

Section A: Building Ontario

Helping Ontario Businesses Succeed

Helping Small Businesses Grow

As part of the plan to create the conditions for future growth, the government is helping small businesses compete and thrive by cutting taxes to lower their costs.

This is why Ontario provides over $3 billion in annual support to small businesses by offering a preferential small business Corporate Income Tax (CIT) rate of 3.2 per cent.

In the 2022 Ontario Economic Outlook and Fiscal Review, the government proposed to lower costs for more small businesses by expanding access to the small business CIT rate. The government plans to extend the range over which the benefit from the small business CIT rate is phased out and is proposing amendments to the Ontario Taxation Act, 2007 to implement the proposed change. The phase-out range would be extended from between $10 million and $15 million of taxable capital to between $10 million and $50 million of taxable capital. This change would mirror the corresponding federal measure and apply to taxation years that begin on or after April 7, 2022.

By expanding the phase-out range, the government would provide about 5,500 of Ontario’s small businesses with additional Ontario income tax relief of $265 million from 2022–23 to 2025–26.

An eligible corporation could receive over $36,000 in Ontario income tax relief each year. The examples in the chart below show the annual Ontario income tax savings to a corporation at $12 million, $15 million and $30 million of taxable capital.

Chart 1.1

Annual Ontario Corporate Income Tax Savings from Extending the Proposed Small Business Limit Phase-Out

Note: Each example assumes the corporation has at least $500,000 in taxable income and active business income.

Source: Ontario Ministry of Finance.

Chapter 1: Building a Strong Ontario

Supporting Entrepreneurship in Ontario

Expanding Support for Young Entrepreneurs

Previous investments in Futurpreneur Canada have helped 221 Ontario businesses from April to December 2022 and have resulted in the creation of 1,105 jobs. To help entrepreneurs achieve their business goals, the government is providing an additional $2 million in 2023–24 to Futurpreneur Canada. The non-profit organization helps businesses led by people aged 18 to 39 by offering mentorship programs and loan capital worth up to $20,000. The government’s investment will also help address some of the unique economic barriers facing youth and women, as well as racialized and Indigenous entrepreneurs, to transform their entrepreneurial passions into thriving businesses.

Supporting Racialized and Indigenous Communities and Businesses

To help address systemic racism, Ontario is investing an additional $15 million over three years for the Racialized and Indigenous Supports for Entrepreneurs (RAISE) Grant Program that includes support for Indigenous, Black and other racialized people, as well as an additional $3 million in the Black Youth Action Plan. Together, this funding will provide Indigenous, Black and other racialized youth and entrepreneurs with support to help overcome barriers and participate in the economy.

Promoting Regional Innovation Centre Hubs

Regional Innovation Centre hubs play an important role in supporting entrepreneurship by collaborating with other Regional Innovation Centres and innovation organizations to ensure entrepreneurs have access to the tools they need to start and fuel their businesses. The Ottawa region continues to see growth and opportunity for innovators and entrepreneurs. For this reason, the government is providing an additional $1 million per year for three years to Invest Ottawa, starting in 2023–24, to expand into a Regional Innovation Centre hub for Eastern Ontario.

Attracting International Entrepreneurs to the City of Brampton

Ontario is providing $4 million in 2023–24 to support the City of Brampton in attracting more entrepreneurs and business investment to help drive economic growth. Part of this support will help diversify the local economy by attracting international entrepreneurs and business investment through the Brampton Innovation District. The Brampton Innovation District is home to a number of innovation partners including BHive Brampton, a startup incubator program offering international startups and entrepreneurs the tools, resources and space to establish their businesses in Ontario.

Section A: Building Ontario

Building the Future of the Life Sciences Sector

Just as Ontario is developing a competitive advantage in electric vehicles and batteries, the province has a strong foundation to continue growing the life sciences sector. Over the past two and half years, Ontario has attracted nearly $3 billion in investments by global biomanufacturers. In November 2022, the government launched the Life Sciences Innovation Fund, a $15 million early-stage fund to help life sciences entrepreneurs and innovators bring their ideas and prototypes from the lab to the marketplace. The fund is being delivered by the Ontario Centre of Innovation, and eligible companies will receive up to $500,000 to scale their made-in-Ontario health solutions.

The government is also creating an industry-led Life Science Council to provide proactive advice on the complex challenges facing the sector, along with opportunities for increasing competitiveness and advancing made-in-Ontario solutions.

These two initiatives are instrumental to delivering Taking Life Sciences to the Next Level, the province’s strategy to grow Ontario’s life sciences sector and secure new investments in next-generation health technologies, medicines and vaccine manufacturing.

Investing in Ontario’s Life Sciences Sector

In February 2023, AstraZeneca announced its investment to support the AstraZeneca Research & Development Hub in Mississauga and create the new Alexion, AstraZeneca Rare Disease Development Hub, which focuses on rare disease research. The investment will bring 500 highly skilled scientific and high-tech jobs to the Greater Toronto Area (GTA) to expand the company’s research footprint in Canada.

Supporting Ontario’s Emerging Marine Transportation Industry

Marine is a key component of Ontario’s multi-modal transportation system. The government is engaging on the development of Ontario’s first Marine Transportation Strategy. This initiative creates new opportunities and partnerships in the sector while supporting greater integration of the movement of people and of goods.

Chapter 1: Building a Strong Ontario

Driving Business and Job Growth by Investing in Critical Technologies

The adoption and commercialization of critical technologies are changing how businesses deliver products and services. The government is investing $107 million in new critical technology initiatives to provide access to and drive commercialization of technologies that will propel the next generation of innovation, fuel job growth, and ensure businesses remain competitive. In December 2022, the government launched a Request for Information (RFI) for initiatives focused on six critical technologies: 5G/Next Generation Networks, artificial intelligence (AI), quantum, robotics, blockchain and cybersecurity. The submissions that were received will inform the design of the Call for Proposals to be launched this spring to ensure the funding will be used to strengthen Ontario’s capacity and leadership in the development and adoption of these six critical technologies.

Supporting Business Through Government Procurement

Ontario is home to top talent driving world-class innovative solutions. For decades, Ontario businesses looking to work with the government have been frustrated by red tape, burdensome processes and a lack of transparency. This rewards those who know how to navigate the system rather than those who make the best products and value. Ontario is changing this by centralizing procurement, enhancing the rules and making significant investments in government adoption of Ontario-made solutions.

Procurement must be a key lever to driving Ontario’s economic development, innovation and supply chain stability. Entrepreneurs and local businesses looking to scale up will have more opportunity to participate in government procurement, increasing demand for made-in-Ontario products, creating well-paying jobs in communities across the province, and leading to lower prices for Ontario consumers.

Section A: Building Ontario

Modernizing Capital Markets and Financial Services

The government is enhancing consumer protection. This includes proposed amendments to the Insurance Act to support the Financial Services Regulatory Authority of Ontario (FSRA) in ending the use of deferred sales charges in the sale of segregated funds.

The government is also working to ensure consumers and investors receive appropriate advice when they obtain a mortgage. On April 1, 2023, new licensing classes for mortgage brokers and agents will be introduced in Ontario with enhanced education and experience requirements that focus on mortgage products funded by private lenders.

The Ontario Securities Commission (OSC) introduced several measures to improve access to capital for companies and access to markets for investors, including new prospectus exemptions, streamlined regulatory reporting requirements, and expanded eligibility for sophisticated investors. Ontario will continue to work closely with the OSC to protect investors, foster more competitive capital markets, and continue modernization efforts, including enhancing corporate diversity.

Enhancing Risk Management in the Financial Sector

The government is investing $3 million over three years to support effective risk management, through the Global Risk Institute. Founded in 2011 by the Ontario government, the Government of Canada and financial industry members, this non-profit organization brings together executives to develop actionable strategies addressing geopolitical, environmental and infrastructure-related risks. With this investment, Ontario will be better positioned to handle emerging risks and maintain its leadership in the financial industry.

Reviewing Ontario’s Tax System

As the government continues to deliver its plan to make Ontario an attractive place for businesses to invest and grow, it will be reviewing the province’s tax system.

The tax review will build on the government’s track record of supporting business, seniors and working families. It will prioritize competitiveness and long-term growth in the province, as well as the fairness and effectiveness of tax relief and supports.

The review will also focus on modernized administration tools that strengthen Ontario’s growth and prosperity and complement Ontario’s ongoing efforts to reduce red tape.

Chapter 1: Building a Strong Ontario

Modernizing Ontario’s Tax Administration System

Connecting with government should be easy and straightforward. This is why Ontario is making improvements to simplify tax administration by creating a more convenient, modern and digital platform. The government is also using its digital, agile and lean resources for a better customer service experience and to ensure tax and benefit services are delivered simply and quickly to save money for businesses and the people of Ontario. Continued investments in information technology (IT) infrastructure will bring more digital options to clients, and the collection of client feedback will guide the improvements to programs, services and the overall client experience.

Section A: Building Ontario

Building Highways, Transit and Infrastructure Projects

Ontario’s population is growing, jobs are being created, businesses are investing, and the government is building infrastructure to support growth across the province. The workforce of today and tomorrow will build Ontario’s highways and roads, transit, hospitals, schools and long-term care homes that will help alleviate gridlock, connect communities and lay the foundation to improve people’s access to jobs, public services, family and friends. To support the future of Ontario, the government plans to invest more than $184 billion over the next 10 years in public infrastructure.

This is the most ambitious capital plan in Ontario’s history.

OntarioBuilds is an interactive government web page that can be visited at ontario.ca/ontariobuilds featuring a map and information on the status of thousands of infrastructure projects and investments across Ontario.

Building Faster

The government is improving its practices to build highways, transit, and community infrastructure projects better and faster.

Accelerating Construction

In response to changing market conditions, the government continues to improve its procurement and delivery practices to mitigate schedule delays for projects. For example, the government is:

•

Using a variety of delivery models and innovative procurement strategies that make it easier to collaborate with builders on project requirements, design and pricing to help ensure that Ontario gets robust and competitive bids for its infrastructure projects;

•	Separating the scope of large complex projects, such as the Ontario Line, into smaller contracts to generate market interest and lay the foundation for future works; and

•	Continuing the use of modular builds and promoting design standardization, while also continuing to work with municipalities to enable faster approvals.

Chapter 1: Building a Strong Ontario

In addition, the government introduced legislation to accelerate infrastructure construction while putting measures in place to protect health and safety. The Building Transit Faster Act, 2020 enables Ontario to expedite progress on priority transit projects. The Supporting Broadband and Infrastructure Expansion Act, 2021 and the Getting Ontario Connected Act, 2022 are making it easier for internet service providers (ISPs) to deploy infrastructure to provide faster access to reliable, high-speed internet.

Measures introduced through Ontario’s Housing Supply Action Plan and the COVID-19 Economic Recovery Act, 2020 that aim to speed up construction are also helping to speed up approvals to get infrastructure like housing, schools, hospitals and long-term care homes built faster.

Using Technology to Improve Infrastructure Planning, Delivery and Operations

The government will continue to leverage insights from industry to successfully deliver Ontario’s ambitious capital plan. For instance, digital twins are virtual representations of physical assets, systems or networks that are regularly updated with real-world data and provide key insights to optimize designs, maintenance, and operations, as well as reduce costs for stakeholders. This insight could be used to improve infrastructure planning and enable data-driven decision-making in the province.

As the government continues to make use of leading technology to build hospitals, highways, transit and other key infrastructure, digital twins can play a critical role in ensuring that these projects are delivered more effectively and efficiently.

Section A: Building Ontario

The government is also enabling new ways to tackle key priorities such as safety, highway maintenance and gridlock through better use of available traffic and transportation-related information.

Through this initiative, Ontario will strengthen the use of transportation-related data and information services, improve program operations, and continue to find ways to leverage data to inform decision-making.

Training Workers to Build Ontario

Ontario is facing a historic labour shortage in the construction sector with over 28,800 vacancies in the third quarter of 2022, more than double the number in the same period in 2019. This is why Ontario is investing in skills training, including through the province’s Skilled Trades Strategy, the Skills Development Fund and Better Jobs Ontario. Ontario is leading the country by being the first in Canada to remove significant barriers for internationally trained workers and ensuring that out-of-province skilled workers can register in their regulated profession or trade within 30 business days. These investments will help get shovels in the ground faster to build highways, transit, hospitals, housing and other essential infrastructure projects across the province.

Addressing Labour Shortages in Construction

Ontario will need about 72,000 additional construction workers by 2027[1] to help deliver the province’s ambitious capital plan, including getting 1.5 million homes built by 2031. Through the Skills Development Fund, Ontario has invested in training to help develop the workforce the province needs, including investing $3.5 million in the Provincial Building and Construction Trades Council of Ontario to encourage more students to choose careers in the skilled trades. These training projects will give nearly 2,000 young people a pathway to a good-paying job in the construction industry with paid training and union-sponsored apprenticeships.

The Provincial Building and Construction Trades Council of Ontario brings together 12 leading construction unions with a provincewide membership of 150,000 workers. This investment has also supported the council’s focus on recruiting people who have traditionally been underrepresented in the construction and skilled trades, giving more workers the opportunity to start a meaningful career.

[1]	Buildforce Canada, “Forecast Summary Report for Ontario,” (2022),

https://www.buildforce.ca/en/lmi/forecast-summary-reports?year=2022

Chapter 1: Building a Strong Ontario

Fighting Gridlock

Gridlock on highways and roads costs the economy more than $11 billion2 a year in productivity, including time lost by commuters and drivers, higher costs of doing business and reduced access to jobs and housing, and keeps people from getting home to their families faster.

The Ontario government is continuing to execute its plan to deliver effective and resilient infrastructure that is built not just for today but for future generations.

Building Highway 413

The Greater Golden Horseshoe is one of the fastest-growing regions in North America. By 2051, population and employment figures in the Greater Golden Horseshoe are forecast to grow from 10 million to 14.9 million people, and from 4.9 million to 7 million jobs, respectively.

Ontario is moving ahead with its plan to build Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York regions that will bring relief to the most congested corridor in North America. Preliminary design, environmental assessment work and consultations are underway for the new route.

The proposed 52-kilometre (km) route will extend from Highway 400, between King Road and Kirby Road, to the 401/407 interchange near Mississauga, Milton and Halton Hills, with connections to Highways 400, 401 and the 407. The project also includes a four-km extension to Highway 410 and a three-km extension to Highway 427 for a total of 59 km on the corridor.

During construction, Highway 413 is expected to support up to 3,500 jobs each year and generate up to $350 million in annual real GDP.

Once completed, Highway 413 will help goods travel faster to, and through, the Greater Golden Horseshoe and save drivers up to 30 minutes each way on their commute.

Ontario’s trucking industry accounts for about one per cent of Ontario’s GDP and approximately 36 per cent of the jobs in the transportation sector. The transportation system is the backbone of Ontario’s export-driven economy, with more than $3 billion worth of goods moving on Ontario’s highways per day.

[2]

Benjamin Dachis, C.D. Howe Institute, “Cars, Congestion and Costs: A New Approach to Evaluating Government Infrastructure Investment,” (2013), https://www.cdhowe.org/public-policy-research/cars-congestion-and-costs-new-approach-evaluating-government-infrastructure-investment

Section A: Building Ontario

Chart 1.2

Highway 413 Project Route

Source: Ontario Ministry of Transportation.

Chapter 1: Building a Strong Ontario

Building the Bradford Bypass

The County of Simcoe is expected to experience rapid population growth over the next 10 years, and York Region is expected to grow to approximately 1.8 million residents by 2041. To support this growth, the government is taking steps towards building the Bradford Bypass, a new four-lane freeway connecting Highway 400 in the County of Simcoe and Highway 404 in York Region. Motorists and commercial truck drivers are expected to experience significant savings of up to approximately 35 minutes in travel time when using the Bradford Bypass compared to using existing routes along local roads.

The Ontario government marked another milestone to relieve gridlock, create jobs and connect communities in the Greater Golden Horseshoe by starting construction on a bridge crossing over the future Bradford Bypass. In April 2022, the government awarded the contract to design and construct the new bridge, which will allow County of Simcoe Road 4 (Yonge Street) between 8th Line and 9th Line to cross over the future Bradford Bypass. The project will also include widening County Road 4 from two to four lanes.

Once complete, the Bradford Bypass will get goods to market faster and strengthen supply chains and is expected to support an estimated 2,640 jobs per year, on average, during construction as well as generate an estimated $274 million in annual GDP.

Chart 1.3

Bradford Bypass Project Route

Source: Ontario Ministry of Transportation.

Section A: Building Ontario

Expanding Highway 401 in Eastern Ontario

The Highway 401 corridor in Eastern Ontario is an important economic link between Ontario, Eastern Canada and the United States. It carries about 10,000 trucks with commodities valued at up to $380 million per day. The government is continuing work to widen Highway 401 from Brock Road in Pickering through Eastern Ontario, helping tens of thousands of drivers per day get to work and home faster and get goods moving quicker.

Twinning the Queen Elizabeth Way Garden City Skyway

Ontario is moving forward with the Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new twin bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake. This section of the highway supports the province’s supply chain by linking the international border crossings at Niagara Falls and Fort Erie with the Greater Golden Horseshoe.

Building the New Highway 7

The next phase of construction for the new Highway 7 between Kitchener and Guelph will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph. Design of the Frederick Street bridge replacement is well underway with utility work targeted to begin in 2023.

Chapter 1: Building a Strong Ontario

Building Roads, Highways and Bridges Across Ontario

The government is investing $27.9 billion over the next 10 years to connect communities, fight gridlock and keep goods and people moving across the province. The Ontario Highways Program includes more than 600 expansion and rehabilitation projects that are either underway or planned over the next four years. In 2023–24 alone, Ontario is investing $3.2 billion towards projects that will expand and repair provincial highways and bridges.

The Ontario Highways Program also includes widening existing corridors to increase capacity and enhance road safety for travellers by separating opposing lanes of traffic and providing additional passing opportunities, including:

•	Completing the widening of Highway 17 from two to four lanes for 22.5 km between Arnprior and Renfrew;

•	Widening Highway 3 from two to four lanes for 15.6 km between Essex and Leamington; and

•	Widening Highway 11/17 from two to four lanes between Thunder Bay and Nipigon for 14.4 km starting east of Highway 587.

Table 1.1

Recently Completed Highway Projects

Northern

•  Highway 101 east of Foleyet: Bridge replacement and resurfacing work west of Highway 144.

•  Highway 69 in French River: Highway widening north of Highway 522.

•  Highway 11/17 and Highway 61 in Thunder Bay: Resurfacing work of the Thunder Bay Expressway.

Eastern

•  Amherst Island: Amherst Island Ferry Service dock replacements.

•  Highway 401 in Grafton: Facility improvements at a maintenance patrol garage.

•  Highway 417 in Ottawa: Bridge rehabilitation and replacement at Innes Road and Ramsayville Road.

Southwestern

•  Highway 401 in Ayr: Construction of a new patrol yard at Regional Road 97.

•  Highway 403 in Brant: Bridge rehabilitation and resurfacing work from West Quarter Townline Road to Bishopsgate Road.

•  Highway 402 in Sarnia: Resurfacing work from Front Street to Lambton County Road 26 (Mandaumin Road).

Central

•  Highway 410 in Brampton: Bridge rehabilitation and interchange improvements from Courtneypark Drive to Queen Street.

•  Highway 403 in Hamilton: Resurfacing from Jerseyville Road to Wilson Street.

•  Highway 400 in York: Highway widening from Major Mackenzie Drive to King Road.

Source: Ontario Ministry of Transportation.

Section A: Building Ontario

Chapter 1: Building a Strong Ontario

Building Transit

By 2042, Ontario’s population is expected to reach nearly 20 million. Rapid growth in urban centres, along with other factors such as shifting work-life patterns and technological advancement, require upgrades to the existing transit system.

The Ontario government is investing $70.5 billion over the next 10 years for transit. Building Ontario through critical public transit projects is vital to supporting the province’s economy, alleviating gridlock, connecting more people to jobs and housing, and creating thousands of good, local jobs.

Building GO Transit

Ontario is continuing to transform the GO Transit rail network into a modern, reliable and fully integrated rapid transit network. Investments to expand GO Transit service will generate 8,300 annual jobs in the first 12 years of construction and delivery. This will also help reduce commute times and emissions. These investments will improve access and convenience across the Greater Golden Horseshoe and into Southwestern Ontario by steadily increasing service with faster trains, more stations and better connections. Recent milestones include:

•  Kitchener GO Rail Extension: Following its contract award in May 2022, Metrolinx has begun work on Guelph Central GO Station to construct a second platform, a new storage track for maintenance vehicles and a passing track in the community of Breslau to allow trains moving in opposite directions to pass each other.

•

Confederation GO Station: In October 2022, construction of the new station commenced. This new station will support a more integrated transit network for Hamilton, providing better connections to existing local transit and GO bus services, while facilitating future increased GO rail service opportunities to Toronto and Niagara Falls.

•

Weston GO Station: In August 2022, construction for an additional platform was completed. The new platform serves an additional fourth track that supports GO Expansion’s plans for more frequent, reliable service on the Kitchener Line.

•

Maple GO Station: Construction crews are continuing work to prepare for the future addition of a second track from Rutherford Road to McNaughton Road that will support high-frequency two-way service in the future.

Section A: Building Ontario

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The Davenport Diamond: Work to enable frequent two-way GO service is continuing on one of the busiest flat train intersections in North America. Ontario is building a raised guideway to elevate the Barrie GO Line above CP freight train tracks. The concrete pour for the new guideway to carry GO trains above CP freight trains has been completed.

•	Bowmanville GO Rail Extension: The procurement process is underway to construct the rail infrastructure required to extend GO rail service east of Oshawa into Bowmanville.

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Bramalea GO Station: The new bus loop is now open for GO Transit and Brampton Transit users. These improvements bring two bus services to one location, making it easier for customers to connect to their GO Train.

•	Niagara GO Rail Extension: The government continues to work with rail partners to find ways to deliver increased service between Union Station and the Niagara Region.

Year-Round Weekend GO Rail Service to Niagara

Niagara Falls is a world-class tourist destination that draws millions of visitors each year from all over the globe. This is why Ontario has brought back year-round weekend GO rail service between Union Station in Toronto and Niagara Falls. The service includes two round trips each day, offering travellers a faster, more direct journey between downtown Toronto and one of Canada’s top tourist destinations. Year-round weekend GO service supports local businesses and helps create jobs by making it easier for everyone to access the many attractions in this incredible tourist spot, including the new OLG Stage at Fallsview Casino.

Building Light Rail Transit (LRT)

The government continues to make progress on delivering rapid transit projects to make life easier for people by reducing travel times and creating more transit options.

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Hazel McCallion Line: The majority of construction is now complete for the Line’s operations, maintenance and storage facility. A new underpass has also been installed at Hurontario Street and the QEW to support installation of the rail tracks. The Hazel McCallion Line will bring an environmentally friendly and reliable transportation system to Mississauga and Brampton.

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Finch West LRT: This LRT will bring fast, reliable transit from Humber College to Finch West Station. Work on both stations has reached structural completion, meaning all steel and concrete work is now in place.

Chapter 1: Building a Strong Ontario

Building Transit-Oriented Communities

The Transit-Oriented Communities program is part of the government’s plan to build vibrant, complete, mixed-use communities at or around transit stations. Transit-Oriented Communities will help increase transit ridership, create sustainable communities, and build more homes, including more affordable housing, around GO Transit, light rail transit (LRT) and subways. While the province works to help build 1.5 million homes over the next decade, work is already underway to deliver on the Transit-Oriented Communities at eight future stations along the new Ontario Line and Yonge North Subway Extension, creating over 73,000 new jobs and approximately 48,000 new residential units.

The government is engaging with municipalities and building partners to explore new funding avenues to deliver cost-efficient transit solutions for commuters. For example, the value created through the Transit-Oriented Communities at the future Bridge and the High Tech stations will help build a new station at Royal Orchard along the Yonge North Subway Extension.

The government is preparing for the selection of building partners for Transit-Oriented Communities sites at future stations along the new subway lines, such as Corktown, Queen-Spadina, King-Bathurst and Exhibition stations. Building partners have been found for several future stations, with the government signing an agreement in April 2022 for a Transit-Oriented Community at the future East Harbour Transit Hub. The planned 38-acre East Harbour site will include the creation of a major employment centre, new residential and commercial space, community amenities and parkland, as well as affordable housing.

Section A: Building Ontario

Building Subways

Ontario’s bold plan for the largest subway expansion in Canadian history includes the Ontario Line, the Scarborough Subway Extension, the Yonge North Subway Extension and the Eglinton Crosstown West Extension. With shovels now in the ground on three out of four of Ontario’s priority subway projects, the government is closer to providing better travel options, alleviating gridlock on the roads and creating thousands of good, local jobs.

There is a strong case for providing Ontario with a world-class and sustainable transport system that will not only support economic development but keep up with projected growth. Once complete, the four subways will see estimated daily ridership of:

•	388,000 trips for the Ontario Line;

•	92,100 trips for the Yonge North Subway Extension;

•	52,000 trips for the Scarborough Subway Extension; and

•	37,000 trips for the Eglinton Crosstown West Extension.

The combined subway projects will support more than 16,000 jobs annually during construction over the next decade. Shovels are in the ground, with recent milestones including:

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Ontario Line: In addition to awarding the two major works packages, the government also released two Requests for Qualifications (RFQs) for the northern segment of the Ontario Line, which includes work for the Pape Tunnel and underground stations and the elevated guideway and stations.

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Scarborough Subway Extension: In January 2023, tunnelling began for the Scarborough Subway Extension. The tunnel boring machine for the subway will travel about 10 to 15 metres a day, making its way south towards Eglinton Avenue East and Midland Avenue, where it will be extracted. In November 2022, the government also selected a development partner for the Stations, Rail and Systems Contract. This contract includes design and construction of three new underground stations and bus terminals at each station.

•	Yonge North Subway Extension: Upgrades at Finch Station including early works, which will include improvements made to the electrical system that powers the rails, is underway.

•	Eglinton Crosstown West Extension: Tunnelling on the project has also commenced. As of March 1, 2023, the two boring machines have tunnelled more than a combined 5.6 kilometres.

Chapter 1: Building a Strong Ontario

Chart 1.5

Building Transit in the Greater Golden Horseshoe

Source: Ontario Ministry of Transportation.

Section A: Building Ontario

Building the Ontario Line

The Ontario Line will be transformational for the Greater Toronto Area (GTA) and is a key part of the government’s plan to build the transit needed to move the economy forward. In November 2022, the government marked a major milestone in its plan to deliver faster and better transit for the GTA by awarding two major contracts for the Ontario Line.

The Rolling Stock, Systems, Operations and Maintenance contract was awarded, which includes designing, building, operating and maintaining all track, communications, and train control systems, as well as the maintenance and storage facility. This also includes designing and supplying the Ontario Line fleet of trains. These new trains will have the latest technology and feature onboard Wi-Fi, digital passenger information screens, charging points, dedicated spaces for bicycles, double wheelchair areas, and continuous, connected carriages.

The contract for the Southern Civil, Stations and Tunnel package was also awarded, which includes a six kilometre twin-bore tunnel, four new underground stations (King-Bathurst, Queen-Spadina, Moss Park and Corktown), two underground stations that will integrate with the existing Osgoode and Queen Toronto Transit Commission (TTC) subway stations, and one above-ground station that will integrate with the existing Exhibition GO Station served by the Lakeshore West Line.

Early works construction is already underway at Exhibition Station and in the joint corridor west of the Don River. Awarding these contracts brings Ontario another step closer to delivering a world-class transit system for the GTA.

Chapter 1: Building a Strong Ontario

Building Safe and Reliable Transportation for Northern Communities

Northern communities need transportation options that connect them to the rest of the province and provide access to goods and services in other regions. Reinstating the Northlander and improving road safety demonstrates real progress to build a better transportation network for the North.

Bringing Back the Northlander

Ontario is delivering on its promise to restore passenger rail service in Northern Ontario. The reinstated Northlander train will support industries, resource sectors, and provide a safe and reliable transportation option for Northern communities, especially in the winter months.

The government is investing $139.5 million for three new trainsets that will bring back passenger rail service between Timmins and Toronto, unlocking the economic potential of Northern industries, resources and minerals.

This purchase demonstrates real progress, as the government continues to take concrete steps to build a better transportation network for the North.

The new rail cars will be built by Siemens Mobility Limited and will include built-in wheelchair lifts, mobility aid storage spaces and fully accessible washrooms. The trainset interiors will also feature spacious seating and modern amenities, including Wi-Fi connectivity. Once reinstated, the Northlander train will ensure access to essential services like health care and education, while supporting economic prosperity and tourism in the region and strengthening the connection between the North and the South.

Section A: Building Ontario

Investing in Winter Roads

Ontario’s winter roads network provides seasonal connections to all-season roads for remote First Nation communities in the Far North. The winter roads network makes it possible for remote communities to deliver essential goods and services, support special projects, including bridge improvements, maintenance of crossings and other repairs, and enable inter-community connections.

This is why the government is improving the reliability, safety, and environmental impact of the winter roads network by investing an additional $5 million in annual funding for Winter Roads Program enhancements.

Improving Road Safety in the North

The Ontario government has improved road safety in Northern Ontario by creating a new standard for clearing snow. In November 2022, Ontario established the new “ON Trans-Canada” standard, which requires contractors to clear Highways 11 and 17 within 12 hours of the end of a winter storm, four hours faster than previously prescribed.

Chapter 1: Building a Strong Ontario

Building Community Infrastructure and High-Speed Internet

Communities across Ontario are growing rapidly and will need investments in hospitals, long-term care facilities, schools, child care spaces, recreational centres, and high-speed internet to help communities remain strong, healthy and safe for years to come.

Redeveloping Ontario Place

The Ontario government is delivering on its promise to bring Ontario Place back to life, making it a remarkable world-class destination for everyone to enjoy. Ontario Place is being redeveloped into a year-round destination that will include family-friendly entertainment, public and event spaces, waterfront access, health and wellness services, and an indoor-outdoor live music and performance venue. This once-in-a-generation redevelopment project is expected to create approximately 5,000 jobs and attract four to six million visitors every year.

The provincial government is making progress to revitalize Ontario Place by:

•	Modernizing the site and preparing the land for development by upgrading site services through the release of the Request for Proposal (RFP) in December 2022;

•	Working with independent heritage experts and experienced construction managers to make essential repairs to protect the iconic Cinesphere, Pod Complex and bridges; and

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Continuing to advance the Environmental Assessment and public realm design process for the government-led portion of the site, which includes consultation and engagement with Indigenous communities, stakeholders, and the public.

Once complete, Ontario Place will provide the public with access to a beach, enhanced waterfront, green space and parkland, as well as a variety of experiences and recreational activities including waterfront trails.

Section A: Building Ontario

Building Hospitals

As part of its plan to build a more connected and convenient health care system, the government is implementing the most ambitious plan for hospital expansion in Ontario’s history, investing over $48 billion over the next 10 years in hospital infrastructure, including over $32 billion in hospital capital grants. This includes supporting more than 50 hospital projects that would add 3,000 new beds over 10 years to increase access to reliable, quality care. Recent milestones include:

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Grand River Hospital and St. Mary’s General Hospital Joint Redevelopment Project: The 2022 Budget announced the planning of the Grand River Hospital and St. Mary’s General Hospital Joint Redevelopment Project to construct a new, joint acute care facility and expand existing facilities in the Kitchener-Waterloo region.

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Toronto East Health Network – Michael Garron Hospital Phase 1 New Patient Care Tower: In early 2023, Ontario completed construction of the Michael Garron Hospital’s new patient care tower, which houses 215 beds in a new, modern facility. Other renovations are underway to support the hospital’s clinical programs.

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Centre for Addiction and Mental Health – Phase 1D Redevelopment Project: In December 2022, Ontario released the RFP for the Forensic Building component to the Phase 1D Redevelopment Project. These critical expansion and redevelopment plans provide inpatient capacity of up to 214 beds for the forensic mental health program, including 33 new inpatient beds.

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Queensway Carleton Hospital – Mental Health Redevelopment Project: In December 2022, construction of the new addition was completed. This project adds two new acute mental health beds and expands space for mental health and addictions programs and services. The remaining renovations are scheduled to be complete by November 2023.

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Brock Community Health Centre – New Build Project: In April 2022, Ontario supported the construction of the project, which is currently underway. The project will establish a new purpose-built facility in Cannington to consolidate community-based health services from six community locations. This project will improve operational efficiencies, expand community access to services and improve patient care. The project is targeted to be complete by December 2023.

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Dave Smith Youth Treatment Centre – Phase 2 Redevelopment Project: In April 2022, Ontario awarded the construction contract for the project. This project will improve access to mental health and addictions services by providing six new beds and will house one 15-bed wing for women and one 15-bed wing for men, with spaces for home living, treatment and after-care services. The project is scheduled to be complete in November 2023.

Chapter 1: Building a Strong Ontario

Enhancing Mental Health Treatment Capacity for First Responders

The government is supporting the Runnymede Healthcare Centre’s First Responders Wellness and Rehabilitation Centre to break down barriers in accessing treatment for Post-Traumatic Stress Injury and other concurrent mental health disorders.

The Centre is planning to support the full continuum of care for first responders through the development of two sites, one in Toronto and another in Peel Region. Both sites will have purpose-built facilities to create welcoming, supportive environments where clients would seek and receive wellness and rehabilitative treatment.

This dual-site project is advancing towards construction. Runnymede Healthcare is working in partnership with the Ministry of Health to determine their operational and fit-out needs so these facilities can be well equipped to offer support and care services for first responders from communities across the entire province. The government is making an additional investment of $9.6 million to accelerate the project’s development towards its next round of approval.

The government is supporting major hospital projects including:

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Windsor Regional Hospital – New Windsor-Essex Acute Care Hospital: Support for a new hospital to consolidate acute care services, while retaining the existing Ouellette site for urgent care and ambulatory services.

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Oak Valley Health – Uxbridge Hospital: Continued support for the construction of a new, modern hospital facility on the existing Uxbridge site at the Oak Valley Health – Uxbridge Hospital to replace the current aged building and enable the expansion of specialized outpatient clinics as well as the creation of a community health hub with long-term care services.

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Scarborough Health Network – Birchmount Redevelopment: Expansion of the Scarborough Health Network – Birchmount site with a new inpatient tower and an expanded emergency department to reduce wait times, improve patient flow and update aging infrastructure.

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William Osler Health System – Peel Memorial Emergency Department: Transformation of the existing site and urgent care centre into a new 24/7 inpatient care hospital at Peel Memorial, in partnership with William Osler Health System. This will enable future development of an emergency department and meet the growth needs of one of Ontario’s fastest growing communities.

Section A: Building Ontario

Building Long-Term Care Beds

Ontario continues to make progress on its plan to build modern, safe and comfortable long-term care homes for seniors and residents. Through planned investments that total a historic $6.4 billion since 2019, Ontario is on track to build more than 31,000 new and over 28,000 upgraded beds across the province by 2028.

Making Progress to Build Long-Term Care Homes

19 projects completed since July 2018, adding over 2,300 new and upgraded beds across the province.

26 projects under construction, with over 1,800 new beds and over 3,000 upgraded beds across the province.

319 projects in the planning process, with 28,596 new beds and 24,492 redeveloped beds.

All long-term care homes in Ontario have air conditioning in designated cooling areas, and 95 per cent are fully air conditioned including in all resident bedrooms.

The government is helping to increase long-term care capacity in communities across the province by providing development loans and loan guarantees to select non-municipal not-for-profit homes.

Since the 2022 Ontario Economic Outlook and Fiscal Review, the following long-term care homes have been completed and opened to new residents:

•	Meaford Long-Term Care opened in December 2022 with 51 new long-term care beds and 77 upgraded long-term care beds in Meaford;

•	Southbridge Owen Sound opened in December 2022 with 91 new long-term care beds and 69 upgraded long-term care beds in Owen Sound; and

•	Southbridge Kemptville opened in October 2022 with 94 new long-term care beds and 66 upgraded long-term care beds in North Grenville.

Construction continues to progress on three long-term care homes under the Accelerated Build Pilot Program in Mississauga and Toronto. The homes are expected to open for residents in 2023. The first home under the Accelerated Build Pilot Program, Lakeridge Gardens, located next to Lakeridge Health’s Ajax Pickering Hospital, opened 320 beds to residents in March 2022.

Chapter 1: Building a Strong Ontario

Of the 364 projects announced to date, 138 projects are proposed to be part of “campus of care” models that integrate the long-term care home into the broader health care system and ensure residents have access to the care they need. In November 2022, the government announced an increase to the construction funding subsidy to support the cost of developing or redeveloping a long-term care home. This additional funding will help fast-track projects to construction before August 31, 2023.

Adding More Specialized Long-Term Care Beds

The government is investing $5.5 million in 2023–24 to build new Behavioural Specialized Units in long-term care homes, including approximately 70 new specialized beds, to expand care for individuals with complex needs. Behavioural Specialized Units provide timely and appropriate support for individuals with responsive behaviours requiring increased levels of care. The government continues to provide connected and convenient health care for the people of Ontario by providing the right care in the right place.

Section A: Building Ontario

Building More Schools

Maintaining school infrastructure is critical to students and helps ensure that they learn in an environment that is modern, safe and accessible. This is why the government is investing about $15 billion in capital grants over 10 years to support student achievement by expanding and renewing schools and child care spaces.

Table 1.2 Examples of School Projects Under Construction and Recently Opened

Northern

• A new English public elementary and secondary school in Atikokan will serve 354 students and include 49 licensed child care spaces.

• The retrofit of Chelmsford Valley District Composite School into an elementary and secondary school in Chelmsford will serve 540 students.

• A new joint public school between the French public and Catholic school boards in Iroquois Falls will serve 240 secondary students.

• A new English public elementary school in North Bay will serve 308 students and include 73 licensed child care spaces.

• The Churchill Public School addition in Sudbury will add 49 licensed child care spaces to an existing school serving 433 students.

Eastern

• A new joint public school between the French public and Catholic school boards in Kingston will serve 600 secondary students and include 49 licensed child care spaces.

• A new English Catholic elementary school in Nepean will serve 507 students and include 39 licensed child care spaces.

• A new English public elementary school in Ottawa will serve 628 students and include 39 licensed child care spaces.

• A new French public elementary school in Ottawa will serve 475 students and include 49 licensed child care spaces.

Southwestern

• A new English public secondary school in Amherstburg will serve 819 students.

• A new English public elementary school in Kitchener will serve 591 students and include 88 licensed child care spaces.

• A new English public elementary school in London will serve 556 students and include 88 licensed child care spaces.

• A new English Catholic secondary school in Windsor will serve 850 students.

Central

• A new English Catholic elementary school in Alliston will serve 470 students and include 49 licensed child care spaces.

• A new English public elementary school in Bradford will serve 501 students and include 39 licensed child care spaces.

• A new English public elementary school in Milton will serve 908 students and include 88 licensed child care spaces.

• The École secondaire catholique Sainte-Trinité addition in Oakville will add 180 secondary spaces and now serve 728 students.

• The École élémentaire et secondaire publique Ronald-Marion addition in Pickering will create 49 child care spaces.

Source: Ontario Ministry of Education.

Chapter 1: Building a Strong Ontario

Building More Child Care Spaces

As part of the Canada-wide Early Learning and Child Care Agreement, Ontario is making progress on its commitment to create 86,000 new, high-quality child care spaces by December 2026. This includes more than 33,000 licensed child care spaces created since 2019. Through this investment, families in small and large communities will benefit from high-quality child care that is affordable, accessible and inclusive.

Expanding High-Speed Internet Access

Access to high-speed internet is essential for the growth and prosperity of communities across Ontario. High-speed internet allows people to access critical health services, learn and work online, and connect with loved ones.

The Ontario government will ensure that high-speed internet access reaches every part of the province, whether it be rural farmland in Southern Ontario or a fly-in First Nation community in the Far North. The government is working closely with its agencies and partners to reach underserved areas using a full range of technologies and business models.

The government is investing nearly $4 billion to ensure every community across the province has access to high-speed internet by the end of 2025. Multiple broadband programs and initiatives are being used to meet this goal, many of which are well underway, and are already providing access to internet service and better cellular connectivity, including:

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Completing in spring 2022, an innovative competitive bidding process that quickly and cost-effectively identified service providers for underserved areas in Ontario. Agreements are being completed with eight successful Internet Service Providers (ISPs) that represent a diverse selection of local, regional and national carriers, helping with market competition and consumer choice.

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Rolling out the Improving Connectivity for Ontario (ICON) program and developing co-funded projects with the Government of Canada through the federal Universal Broadband Fund. This funding will provide high-speed internet access to more homes and businesses in communities across Ontario.

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Investing more than $63 million in the Southwestern Integrated Fibre Technology (SWIFT) project to bring high-speed internet access to 63,000 more homes, businesses and farms across Southwestern Ontario. To date, 65 of 97 SWIFT projects have been completed, bringing high-speed internet access to over 44,000 homes and businesses.

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Investing $71 million in the Eastern Ontario Regional Network (EORN) to improve access to cellular service. This project is expected to generate as many as 3,000 jobs over 10 years and provide greater choice to residents and businesses.

•	Improving connectivity in Northern Ontario, including $10.9 million to bring improved internet access to several towns and First Nation communities across Northern Ontario.

Section A: Building Ontario

Investing in Canada Infrastructure Program

The Investing in Canada Infrastructure Program (ICIP) provides up to $30 billion in combined federal, provincial and partner funding over 10 years. Since June 2018, Ontario has committed to investing a total of $10.2 billion across five ICIP sub streams: the Public Transit Infrastructure Stream, the Green Infrastructure Stream, the Rural and Northern Communities Infrastructure Stream, the COVID-19 Resilience Stream, and the Community and Culture Recreation Stream.

Table 1.3 Examples of Recently Approved and Completed ICIP Projects

Northern

• Construction and rehabilitation work to create a community hub in the Township of Moonbeam. Improvements include the installation of a pavilion, new skating rink boards, rehabilitation of the tennis court and resurfacing of paved nature trails with asphalt.

• Renewal of Camp Tillicum with upgrades to the campgrounds, a new accessible multi-purpose facility for youth-oriented recreational programming and education in North Bay.

• Replacement of water distribution and wastewater collection lines on Second Street and Broadway Avenue to ensure better water distribution and fire protection for residents in Rainy River.

Eastern

• Rehabilitation and expansion of the water treatment system in Alderville First Nation. Upgrades include installing a high-capacity communal treatment plant with back-up power and an underground reservoir for water storage.

• Rehabilitation of nearly 1.25 kilometres of County Road 2 leading to Morrisburg, including the construction of a roundabout, centre medians, improving entrances to local businesses, building sidewalks and pedestrian crossovers in Cornwall.

• Replacement of ventilation and air conditioning at the John M. Parrott Centre to improve indoor air quality for residents within the home in the Town of Greater Napanee.

Southwestern

• Upgrades to Eastwood Park for new accessible pathway systems, a new multi-use court, playground equipment and a large shade structure in the Municipality of Central Elgin.

• Implementation and construction of a multi-use trail to connect residents from the Iron Horse Trail with the future Transit hub in Kitchener and Waterloo.

• Replacement of an 18.5 metre culvert on Tecumseh Road in the Walpole First Nation to improve drainage and road reliability.

Central

• The replacement of a single-lane bridge with a wider two-lane bridge to improve traffic circulation, safety and reliability for drivers in Durham.

• Creation of a children’s education gallery at the Lincoln Museum and Cultural Centre to increase access to education and physical activities in the Town of Lincoln.

• Renovating the Everton and Lescaut booster pump stations in Midland to improve access to clean and reliable drinking water for its residents.

• Revitalization of Humber Flats Mallard Marsh Park and Phillips Park to increase community safety by updating playground equipment, safety surfacing, walkways, park furniture and other upgrades to ensure the trail meets accessibility standards in Richmond Hill.

Source: Ontario Ministry of Infrastructure.

Chapter 1: Building a Strong Ontario

Doubling the Ontario Community Infrastructure Fund

The Ontario Community Infrastructure Fund (OCIF) provides investments in local infrastructure and asset management planning. The government doubled its annual investment to nearly $2 billion over five years, beginning in 2021–22, to help 425 small, rural and Northern communities to construct and repair community infrastructure such as roads, bridges, water and wastewater infrastructure. In 2023, the government will provide approximately $400 million through the OCIF to support job creation and drive economic growth with funding for roads, bridges, water and wastewater projects.

Table 1.4

Examples of Recently Approved and Completed OCIF Projects

Northern

• Rejuvenation of Main Street in North Bay, including reconstruction of all surface infrastructure and sidewalks.

• Upgrades to watermain lining and water distribution infrastructure in Timmins.

Eastern

• Rehabilitation of Second Line Road Bridge in South Glengarry, including replacing barrier walls, waterproofing, and paving of approach barriers.

• Reconstruction of Boundary Road in the Township of Leeds and the Thousand Islands to extend the life of the community’s road assets.

Southwestern

• Reconstruction of Laurel Street to add a sidewalk and a wider road platform for cycling that will improve connections to community amenities and various areas in Paris.

• Reconstruction of a portion of Plank Road in Sarnia, including the replacement of the existing watermain, ditches, and asphalt on city streets.

Central

• Upgrades to sidewalks, underground water and sewer pipes in Huntsville.

• Replacement of the watermain along Brownsville, as well as the lining of existing watermains along Western, Elmwood and Castlewood Avenues in Schomberg, and reconstruction of the roadway along Brownsville Court in the Township of King.

Source: Ontario Ministry of Infrastructure.

Section A: Building Ontario

Supporting Conservation

The government’s plan includes the conservation of Ontario’s natural areas to help protect species and their habitats, improve soil health, and support outdoor recreational enjoyment for future generations and mitigate the effects of climate change.

Protecting Ontario’s Natural Areas and Boreal Caribou

The government is expanding the Greenlands Conservation Partnership by investing an additional $14 million in 2023–24. The investment will allow conservation partners to raise matching private-sector contributions to secure new, privately owned natural areas, such as wetlands, grasslands and forests, and ensure they are protected and managed for the future.

Ontario is also protecting its boreal caribou population, which is classified as a threatened species provincially and nationally. Ontario entered into a five-year agreement with the Government of Canada in April 2022, which included commitments to conservation measures, such as monitoring, habitat protection and restoration, stewardship collaborations and updates to caribou conservation frameworks. The initiatives to protect Ontario’s boreal caribou will consider the economic prosperity of Ontario businesses and economic activities such as forestry, mineral exploration and development in Northern Ontario communities that depend on them.

Investing in Ontario’s Soil Strategy

Healthy soil is essential to strengthening Ontario’s agri-food supply chain stability and local food production. Together with over 20 partners from the province’s agriculture and food commodity organizations, academia and Conservation Authorities, Ontario has committed to developing and implementing Ontario’s Agricultural Soil Health and Conservation Strategy. This soil strategy is a long-term framework that sets the vision, goals and objectives for soil health and conservation in Ontario to 2030 with accompanying actions and methods to measure progress.

The government has committed $9.5 million over the next three years to improve soil data mapping and soil evaluation and monitoring, and to support key commitments under the strategy. Soil data and interpretive maps support on-farm decision-making, enabling farmers to innovate and use technology to improve their long-term viability so that they can remain competitive in the global market.

Chapter 1: Building a Strong Ontario

Creating New Provincial Green Spaces

Ontario is also building stronger and healthier communities by expanding recreational opportunities for families to enjoy. This is why the government is actively taking steps to open the first new, full-service, operating provincial park in 40 years. The new park will offer four-season facilities and recreational activities including swimming, hiking, cross-country skiing, and add 250 new campsites to the Ontario Parks system. The location of the park and its facilities is in the process of being finalized.

To enhance protection of Southern Ontario’s green spaces, the government is exploring the creation of a new provincial protected area in the Township of Uxbridge.

Section B: Working for You

Section B: Working for You

Introduction

As Ontario faces economic uncertainties like the rest of the world, the government has a plan to support you today and tomorrow. By working for workers, keeping costs down and providing better services, everyone will have an opportunity to take part in and benefit from Ontario’s Plan to Build.

Working for Workers

Ontario is facing a persistent labour shortage, with over 300,000 jobs unfilled, especially in crucial sectors like health care and construction.1 Each unfilled job represents a missed opportunity for workers to earn a bigger paycheque and reach their full potential.

Ontario is making it easier for job seekers, newcomers and students to get the training they need to get good-paying, in-demand jobs. From health care to skilled trades, the province is training the workers of tomorrow.

Building the Skilled

Workforce of Tomorrow, Today

Ontario needs more skilled workers to tackle the province’s labour shortage, strengthen the economy and build a stronger workforce for everyone. To do this, the government continues to invest in skills training, transform the apprenticeship and skilled trades system, and help newcomers put their skills to use.

[1]	Based on preliminary estimates of the average number of job vacancies for October, November and December of 2022. Data are not seasonally adjusted.

Chapter 1: Building a Strong Ontario

Training Skilled Workers Through the Skills Development Fund

To help workers and job seekers, including apprentices, get the skills they need to take on new opportunities and advance in their careers, the government is enhancing the Skills Development Fund with an additional $75 million over the next three years.

Since 2020, the government has invested close to $700 million in the Skills Development Fund to support those who face barriers in employment. To date, the government has delivered over 388 training projects to help more than 393,000 workers including carpenters, plumbers and health care workers take the next step in their careers within in-demand industries.

Connecting Job Seekers with the Skills Training They Need

Through the Skills Development Fund, Ontario has invested $3.7 million with Merit Ontario, an organization that supports contractors who employ both unionized and non-unionized workers. This funding continues to support Merit Ontario’s online training centre, which is helping up to 2,500 construction workers train for the next step in their careers and earn more take-home pay. The funding will also help expand their online job bank to match thousands of people with construction jobs at more than 100 small, medium and large employers in their communities.

Training Workers in Union Training Halls

The government is working to provide more accessible and flexible training opportunities for workers, including apprentices, so they can get the skills they need to find good, well-paying jobs and to ensure businesses can find the talent they need to drive Ontario’s economic growth.

The government is investing $224 million in 2023–24 in a new capital stream of the Skills Development Fund to expand crucial access to brick-and-mortar training centres, including union training halls. This funding will increase the quality of training for workers and the capacity of these programs to support the government’s plans to build 1.5 million homes by 2031 and other major infrastructure projects, as well as to continue bringing manufacturing back to Ontario.

This expansion will leverage funding from the private sector and ensure Ontario has the training facilities it needs to train more workers for careers in the skilled trades and other in-demand jobs, while drawing on the insights, knowledge and strengths of private-sector unions, which are often closest to the labour needs of the economy.

Section B: Working for You

“Helmets to Hardhats applauds the increase of funding to the Skills Development Fund. The Skills Development Fund has supported Helmets to Hardhats’ mission of referring Veterans, Reservists, Cadets, Military family members and Afghan interpreters into the skilled trades as a second career. Most recently, it has also allowed Helmets to Hardhats to expand our outreach to homeless or near homeless Veterans. The additional funding will continue to ensure that Veterans leaving the military are aware of the opportunities that await them in civilian life, while also ensuring they have the training and safety skills to join the unionized construction industry. We look forward to continuing our collaboration with the Ontario government to refer Veterans to in-demand careers within the trades.”

Joe Maloney, M.S.C. Founder and Executive Director Helmets to Hardhats (H2H) Canada

Helping Workers Get Skills Training Through Better Jobs Ontario

For workers looking to retrain and get the skills they need for in-demand careers, Better Jobs Ontario provides eligible applicants with up to $28,000 to cover expenses including child care, tuition and transportation for short-term training programs, such as micro-credentials. With an additional $15 million over the next three years, the government is ensuring more job seekers can match their skill set with the needs of Ontario’s employers.

The program is available for job seekers across Ontario such as youth, gig workers, newcomers and those on social assistance who face barriers finding stable jobs. With this investment, more workers will be able to join the over 7,700 people who have started training through Better Jobs Ontario since January 20212.

[2]	As of January 2023.

Chapter 1: Building a Strong Ontario

Providing Rapid Training Through Micro-Credentials

Micro-credentials help prepare workers for in-demand jobs through rapid training at Ontario’s public and private colleges, universities and Indigenous Institutes. These short-duration programs are recognized by many employers and are convenient ways for people to retrain and upgrade their skills, giving them more opportunities in the job market. Not only does this help workers find new employment, it also helps respond to regional labour market needs and the needs of specific employers.

The government is investing an additional $5 million to launch a second round of the Ontario Micro-credentials Challenge Fund to support the creation of more micro-credential projects. The first round helped create up to 250 new micro-credentials across the province.

Providing Industry-Relevant Learning Opportunities for Everyone

There are about 1,800 micro-credentials that are currently eligible for funding through the Ontario Student Assistance Program (OSAP) at 34 publicly assisted postsecondary institutions across Ontario, with more being added regularly. Some examples of micro-credentials available for student financial assistance include:

•  Rotman Healthcare Analytics: AI, Big Data & Digital Transformation – University of Toronto;

•  Artificial Intelligence: The Next Frontier – Wilfrid Laurier University;

•  Digital Literacy – Fanshawe College;

•  Finding and Advancing Your Career in the Steel Industry – Sault College;

•  Operating Room Attendant – Mohawk College; and

•  Using Construction Tools – Durham College.

Section B: Working for You

Enhancing the Ontario Immigrant Nominee Program

To help address the ongoing labour shortages and support economic growth, Ontario is investing an additional $25 million over three years to attract more skilled workers, including in-demand professionals in the skilled trades, through the Ontario Immigrant Nominee Program. This program is focused on nominating applicants for permanent residency who have the skills and experience to support Ontario’s ambitious Plan to Build. This additional funding will welcome more newcomers to Ontario by expanding staffing and information technology (IT) capabilities to speed up application processing times.

Welcoming More Skilled Workers to Ontario

The Ontario Immigrant Nominee Program (OINP) continues to grow over time, with Ontario’s allocation of nominations increasing from 6,500 in 2017 to over 18,000 by 2025. Ontario continues to work with the Government of Canada to attract more skilled newcomers to support economic growth and fill targeted labour market gaps across the province, particularly in the skilled trades and other in-demand industries.

Helping Skilled Newcomers Through the Ontario Bridge Training Program

Ontario is a top choice for skilled newcomers. Through the Ontario Bridge Training Program, the government helps them better integrate into the labour market to build Ontario. The government is providing $3 million in 2023–24 to expand the Ontario Bridge Training Program to help internationally trained immigrants find employment in their fields and get faster access to training and supports towards a licence or certificate.

In 2020–21, nearly 6,000 newcomers benefited from the program. Through this additional funding, the government is supporting more immigrants with the opportunity to train and put their skills to use to build Ontario.

Supporting Skills Development for People with Disabilities

The government is helping to remove barriers that exist between employers looking to hire workers and people with disabilities looking to find work. This is why the government is investing an additional $3.5 million over three years to continue to support the Abilities Centre in Whitby. The Abilities Centre is a community hub that delivers a range of inclusive programming to promote health, community relationships, and skills development for individuals with disabilities. This additional investment will allow the Abilities Centre to provide employment supports and programs to help people with disabilities participate in the workforce.

Chapter 1: Building a Strong Ontario

Preparing Students for the Jobs of the Future

Ontario is preparing students for the jobs of the future by better connecting learning in the classroom to meaningful careers. This is why the government is creating more hands-on learning opportunities and allowing students to earn college credits and take apprenticeship training while still in high school, building a pipeline of job-ready graduates.

Training the Next Generation of Skilled Workers

Ontario is providing more hands-on learning opportunities for postsecondary students to develop the skilled workforce of the future. This is why the government is investing an additional $32.4 million over the next three years to support about 6,500 high-quality research internships through Mitacs, an organization that builds research partnerships between postsecondary institutions and industry. Through partnerships with Mitacs, the government is continuing to fund thousands of research internships for undergraduate and graduate students, and postdoctoral fellows to help them gain the skills they need for in-demand jobs after graduation. These internships support high-quality research and range widely in discipline, with support for key provincial priorities like critical minerals, manufacturing and health care.

Preparing High School Students for Health Care Careers Through Dual Credits

Ontario is helping students who want to work in health care get a head start. The government is providing an additional $3.3 million over the next three years, beginning in 2023–24, to expand access to dual credit opportunities in health care-related courses for an additional 1,400 secondary students. This will help ensure hospitals, long-term care homes, and home care have the workers they need.

Eligible high school students who successfully complete these courses will earn credit towards both their Ontario Secondary School Diploma and introductory courses in college health care programs. This gives them a head start in their journey to becoming nurses, personal support workers, paramedics or medical laboratory technicians. This funding will also provide additional opportunities for up to 6,000 students in Grades 7 to 12 over the next three years to take part in hands-on health care-related activities across Ontario.

Section B: Working for You

With the expansion of dual credit opportunities, close to 27,000 students in 2023–24 will have the opportunity to earn credits towards their Ontario Secondary School Diploma and a postsecondary certificate, diploma, degree or a Certificate of Apprenticeship. In addition to health care-related programs, there are also dual credit courses in other areas of focus, including skilled trades, technology and Early Childhood Education.

Preparing More Students for the Jobs of Tomorrow

Charlie is in Grade 11 and is taking a dual credit in apprenticeship training at Conestoga College. This allows her to earn high school credits while studying at a publicly funded college and taking apprenticeship training, giving her a head start on her future career.

Training More Health Care Workers

As part of the government’s plan to connect people to care closer to home, the province is expanding the Ontario Learn and Stay Grant to add more health care professionals in underserved and growing communities. The grant provides full, upfront funding for tuition, books and other direct educational costs to students in return for working and caring for people in the region where they studied for a term of service after they graduate. In addition to nursing programs, the grant will now include paramedic and medical laboratory technologist programs in priority communities.

Grant applications will open this spring for the 2023–24 academic year, targeting up to 2,500 postsecondary students who enrol in the following programs and regions:

•	Nursing programs in Northern, Eastern and Southwestern Ontario;

•	Medical laboratory technologist/medical laboratory sciences programs in Northern and Southwestern Ontario; and

•	Paramedic programs in Northern Ontario.

Chapter 1: Building a Strong Ontario

Expanding Degree Options at Ontario Publicly Assisted Colleges

Ontario is building a pipeline of job-ready graduates by expanding the degrees that publicly assisted colleges in Ontario can offer. With a focus on key in-demand sectors, these new, three-year applied degrees and additional four-year degree programs support Ontario’s commitment to increasing choices and reducing barriers to high-quality, local education for students. Some examples of three-year applied degree programs that are being considered or are under development include a Bachelor of Skilled Trades Business Management and a Bachelor of Computer Science.

Expanding Veterinary Training

Remote and Northern communities face a shortage of veterinarians. To improve access to veterinary care across Ontario, the government is investing $14.7 million over two years, starting in 2024–25, to launch a new collaborative Doctor of Veterinary Medicine program with the University of Guelph and Lakehead University. This new program will allow an increase in enrolment by 20 new students per year, resulting in up to 80 new Doctor of Veterinary Medicine seats over four years, to better support the livestock agri-food sector, when and where farmers need it most.

To further improve and increase veterinary capacity in underserviced areas of Ontario, the government is investing $900,000 over three years to launch a new Veterinary Incentive Program. The program will provide student loan assistance for up to 30 recently graduated veterinarians per year to relocate to underserviced areas and practice livestock veterinary medicine to address critical skill and labour shortages.

Section B: Working for You

Keeping Your Costs Down

Inflation has left many in Ontario, especially the more vulnerable, feeling pressure on their household budgets. The government understands that it is a challenging time for many across the province, and it has acted early to provide relief. The government is helping to keep costs down for those who need it the most by putting more money back in their pocket, whether it is at the gas pumps or on electricity bills.

Putting Money Back in Your Pocket

Reducing transit costs and helping you save at the gas pump are some of the ways Ontario is putting more money back in your pocket.

Making It Easier and More Affordable to Take Transit

As Ontario families continue to look at managing costs, the government is helping put more money in their pockets with affordable transit options. The government has made it more affordable, easier and more convenient for families and workers to travel across the Greater Golden Horseshoe by eliminating double fares for most local transit when using GO Transit services. This means that after riders pay their fare for a GO bus or train, they do not pay again when accessing most local transit services in the Greater Golden Horseshoe. The government has also increased PRESTO discounts for youth and postsecondary students and continues to provide more riders with more options and convenient ways to pay.

This GO Transit co-fare discount applies to the following transit systems: Durham Region Transit, Milton Transit, Grand River Transit, Guelph Transit, Oakville Transit, MiWay (Mississauga Transit), Brampton Transit, Hamilton Street Railway, Burlington Transit, Bradford West Gwillimbury Transit, York Region Transit and Barrie Transit. The government is working to expand this initiative to support more people using public transit to come into Toronto.

Reducing Transit Costs

John lives in Pickering and takes the GO train to his office in downtown Toronto, five days a week. He takes a Durham Region Transit bus to get to the Pickering GO Station, where he takes the Lakeshore East Line to Union Station. John is now paying only for his GO train fare, saving about $29 a week and putting over $1,400 a year back in his pocket.

Leah travels from Burlington to Sheridan College in Mississauga, three times a week to attend classes. To get to her classes, Leah takes GO Transit and Burlington Transit. Now that her fare for Burlington Transit is free when she takes the GO bus, she is saving over $70 every month.

Chapter 1: Building a Strong Ontario

Ontario is also making it more convenient for riders to pay their fare on select transit systems. The government is working to expand the credit card payment system used by the Toronto Transit Commission (TTC) and to introduce debit tapping payment capability to all transit systems in the Greater Toronto and Hamilton Area (GTHA). Riders on Durham Region Transit, York Region Transit, Burlington Transit, Hamilton Street Railway, Brampton Transit, MiWay (Mississauga), Oakville Transit, GO Transit and the Union Pearson (UP) Express have more options to pay fares on a PRESTO device, including with credit cards, smartphones or smartwatches.

Eliminating Licence Plate Renewal Fees and Stickers

People and businesses continue to feel the pinch of higher costs and the government has taken action to help make life more affordable for nearly eight million vehicle owners in Ontario.

The government put money back in people’s pockets through legislation passed in March 2022 to enable it to refund eligible licence plate renewal fees paid since March 2020.

The government also eliminated licence plate renewal fees and plate stickers on a go-forward basis for passenger vehicles, light-duty commercial vehicles, motorcycles and mopeds that are owned by individuals, a company or business, resulting in savings of $1.1 billion per year for vehicle owners.

Cutting the Gas Tax and Fuel Tax

As part of its plan to help keep costs down for Ontario families and businesses, the government has extended the current gas tax and fuel tax rate cuts for an additional year, keeping the rates at 9 cents per litre until December 31, 2023.

This extension follows legislation passed in spring 2022 that cut the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months.

These cuts are expected to save Ontario households $195 on average between July 1, 2022, and December 31, 2023.

Section B: Working for You

Making Auto Insurance More Affordable

The government is taking action to make auto insurance more affordable. The government will continue to make progress on previous commitments, including cracking down on fraud and abuse and considering options to provide more choice, reduce disputes and improve health access and outcomes for people.

Since announcing the multi-year strategy, Putting Drivers First: A Blueprint for Ontario’s Auto Insurance System in 2019, the government and the Financial Services Regulatory Authority of Ontario (FSRA) have made significant progress on their commitments, including:

•	Increasing competition, by making it easier for insurers to offer more discounts and options to consumers such as enabling insurers to offer incentive and rebate programs.

•

Increasing innovation, by enabling insurers to develop usage-based insurance programs. As a result, insurers have launched new usage-based insurance programs. The government has also enabled FSRA to operate an auto insurance regulatory sandbox that allows insurers to pilot other innovative initiatives.

•	Increasing consumer convenience, by enabling electronic communications for customers, including offering electronic proof of auto insurance.

•

Increasing consumer choice, by making it optional to purchase not-at-fault property damage coverage (also known as Direct Compensation – Property Damage). This change was made to give drivers more options and will come into effect on January 1, 2024.

•

Enabling a FSRA rule that defines unfair or deceptive acts or practices to make the oversight of insurance more transparent, dynamic and flexible. This rule ensures consumers are treated fairly, while enabling insurers to offer rebates or incentives.

Chapter 1: Building a Strong Ontario

The Government’s Plan to Continue Fixing Automobile Insurance

Creating More Choice

The current mandatory insurance product may not offer the choices Ontario drivers deserve. This is why the government intends to propose changes that over time would provide consumers with more options when purchasing automobile insurance.

Cracking Down on Fraud

Fraud is a major driver of costs in the auto insurance system, and the government along with FSRA are committed to cracking down on bad actors. The government has empowered FSRA to request fraud information from insurers on an ongoing basis. FSRA is working on the development of a fraud reporting tool that will be used to hold insurers accountable for managing, reporting and tracking fraud and will assist in fraud detection, prevention and deterrence.

Enhancing Fairness

In 2022, the government requested that FSRA review the issue of territorial rating to ensure that drivers are treated fairly when purchasing their mandatory auto insurance policy. The government will consider FSRA’s findings as it moves forward.

Particularly in this period of high inflation, the government is concerned about the burden of high auto insurance costs on consumers and expects all participants in the system, including the auto insurance industry, to work together to keep costs down for consumers.

Helping Ontario’s Most Vulnerable

The high cost of goods and services is even harder for the most vulnerable, who often live on fixed incomes. This is why the government continues to support Ontario’s most vulnerable, including low-income seniors.

Providing Financial Support to More Seniors

During this period of higher prices, the government has temporarily doubled the Guaranteed Annual Income System (GAINS) payments for 2023 to help approximately 200,000 eligible low-income seniors.

To ensure that more seniors who need financial help get it, the government is proposing to make changes to expand the eligibility for GAINS, starting in July 2024, which would see about 100,000 more low-income seniors receive payments, for a 50 per cent increase in recipients.

Section B: Working for You

The proposed amendments to the Ontario Guaranteed Annual Income Act would allow more seniors to be eligible for the program and keep more of their benefits. The government is proposing to lower the rate at which the benefit is reduced in relation to annual private income. At the same time, to continue to put more money in the pocket of eligible seniors, the government is proposing to adjust the benefit annually to inflation.

Ensuring that More Seniors Who Need Financial Help Get It

Sue is a 66-year-old single senior living in Brantford. Sue receives Old Age Security and the Guaranteed Income Supplement, which are federal seniors’ benefits. The annual private income threshold for the GAINS program is $1,992 for single seniors. Sue receives just over $2,000 in annual private income, and as a result, she currently does not qualify for the GAINS benefit.

Under the proposed changes to expand eligibility, there would be a new, higher private income threshold for the program. With these changes, Sue would become eligible to receive a GAINS payment starting in July 2024. These payments would also increase with inflation moving forward, providing ongoing support for Ontario’s most vulnerable.

Keeping Electricity Costs Down for Ontario Families

At a time of increased costs, the last thing Ontario families should be worried about is if they can afford to keep their home warm. This is why, to help those who need it the most manage their electricity bills, the government continues to provide targeted electricity bill relief for eligible low-income households and on-reserve First Nation consumers, as well as eligible rural or remote customers. This is in addition to the on-bill Ontario Electricity Rebate for all eligible residential customers.

Chapter 1: Building a Strong Ontario

Supporting Targeted Consumers with Electricity Rate Mitigation[3]

Urban Low-Income Residential Consumer[4]

A single parent living with two children in Mississauga on an annual after-tax income of $38,000 can see their monthly bill reduced by $64, representing a 50 per cent saving.

Rural Low-Income Residential Consumer[5]

Two seniors living in Kapuskasing, one of whom relies on an oxygen concentrator, with an annual after-tax income of $27,000, can see their monthly bill reduced by $131, to $100, representing a 57 per cent saving.

Remote Residential Customer[6]

A 42-year-old plumber living outside of Timmins would see a monthly bill reduction of $199, representing a 36 per cent saving.

On-Reserve Residential Customer[7]

A 56-year-old Indigenous teacher living on-reserve could see a monthly bill reduction of $102, representing a 52 per cent saving.

[3]	These are illustrative examples.

[4]

The customer is assumed to consume 700 kWh of electricity per month. The customer would automatically receive the Ontario Electricity Rebate (OER), which provides an on-bill rebate of 11.7 per cent, and based on the customer’s income level, the customer would be eligible for a $45 monthly credit from the Ontario Electricity Support Program (OESP).

[5]

The customer is assumed to consume 1,100 kWh of electricity per month. The customer would automatically receive the OER. Based on the customer’s income level, the customer would be eligible for a $68 monthly credit from the OESP. The customer would also automatically benefit from the Distribution Rate Protection Program (DRPP).

[6]

The customer is assumed to consume 2,500 kWh of electricity per month (which includes electric heat). The customer would automatically receive the OER. The customer would also automatically receive the DRPP, which currently caps their base monthly distribution charges at $38.08, as well as the Rural or Remote Rate Protection program (RRRP), which provides a $60.50 credit on their bill.

[7]

The customer is assumed to consume 1,100 kWh of electricity per month. The customer would automatically receive the OER. The customer would also be eligible for the First Nations Delivery Credit (FNDC), which reduces the delivery line on their electricity bill to $0.

Section B: Working for You

Bringing Home Ownership into Reach for More People

Ontario’s population is growing. Housing starts in the province over the last two years have hit the highest level since 1988 despite major global and national economic challenges. Unnecessary red tape, however, is slowing down construction and preventing more homes from being built at the pace the people of Ontario need. This is why the government is taking bold, transformative action to get 1.5 million homes built by 2031.

The More Homes Built Faster Act, 2022 received Royal Assent on November 28, 2022, implementing changes that will help build more homes and make life more affordable for Ontario families. This includes streamlining planning and approvals processes to get shovels in the ground faster, strengthening protections for homebuyers, and reducing government fees that add thousands of dollars to the cost of a new home.

In the case of non-profit development in the Greater Toronto Area (GTA), the impact of these changes is estimated to reduce the cost of building a single-family home by $116,900. The More Homes Built Faster Act, 2022 also allows the development of “gentle density” — housing like triplexes or garden suites — that bridge the gap between single-family homes and high-rise apartments.

In addition, Ontario continues to work with municipal partners to ensure that cities, towns and rural communities grow with a mix of ownership and rental housing that meets the needs of people across the province. In Southern Ontario, 29 of the largest and fastest-growing lower- and single-tier municipalities have been assigned housing targets to incentivize more housing where it is needed the most. Ontario has also helped strengthen municipal powers to deliver on shared provincial–municipal priorities, such as housing, through the Strong Mayors, Building Homes Act, 2022; as well as the Better Municipal Governance Act, 2022; and associated regulations.

The province also launched the Streamline Development Approval Fund to provide more than $45 million to help Ontario’s 39 largest municipalities modernize local approval processes for residential developments. Additionally, the government increased the Non-Resident Speculation Tax rate to 25 per cent and expanded the tax to apply provincewide, to help deter non-resident investors from speculating on the province’s housing market and to help make housing more attainable for Ontario residents.

Resolving Housing Disputes Fairly and Efficiently

The Ontario Land Tribunal and Landlord and Tenant Board play important roles in increasing housing supply by resolving housing-related disputes fairly and efficiently. To help increase the availability of housing in the province, the government is investing $24 million over three years to clear long-standing backlogs, streamline processes to resolve disputes faster and help address housing needs.

Chapter 1: Building a Strong Ontario

Addressing the housing crisis is a long-term strategy that requires long-term commitment and collaboration from all levels of government including municipalities, the private sector and not-for-profits to drive change. This is why the government has committed to advancing Ontario’s housing supply action plan every year to help build more homes and make life more affordable for the people of Ontario.

Calling for Federal Action on Goods and Services Tax/Harmonized Sales Tax Relief for New Housing

Ontario continues to call on the federal government to come to the table on potential Goods and Services Tax/Harmonized Sales Tax (GST/HST) relief, including rebates, exemptions, zero-rating or deferrals, to support new housing and rental development in Ontario. All levels of government need to work together to get more homes built and address the housing crisis. Ontario is willing to continue to do more in partnership with the federal government.

Addressing Homelessness through Supportive Housing

Many of Ontario’s most at-risk residents do not have a safe place to call home. To help those experiencing or at risk of homelessness, Ontario is investing an additional $202 million each year in the Homelessness Prevention Program and Indigenous Supportive Housing Program.

This investment in supportive housing helps people experiencing or at risk of homelessness, struggling with mental health and substance use, those escaping intimate partner violence, seniors and those experiencing poverty. Ontario will continue to support the most vulnerable by providing supportive housing and homelessness prevention services to help those most in need.

Supportive housing provides people in need with a roof over their heads. It also connects them with services that provide a hand up to improve their circumstances, including mental health support and job training. This approach is supported by experts, municipalities and other stakeholders. In addition to reducing costs in other sectors, supportive housing provides people in Ontario with an opportunity to live happier, healthier and more fulfilling lives.

This new funding builds on the government’s investment of nearly $4.4 billion over the past three years to grow and enhance community and supportive housing, respond to COVID-19 and address homelessness for vulnerable people — including over $1.2 billion to service managers and Indigenous program administrators through the Social Services Relief Fund.

Section B: Working for You

Better Services for You

From health care to child care, transit and justice services, the public services that the people of Ontario need should be convenient and easy to access. The government is challenging the status quo to provide better service for people and businesses across the province.

Connecting You to Convenient Care

Too many people are finding it difficult to access the health care services they need. People are waiting too long for appointments, surgeries and tests as well as often having to travel too far to get the care they need.

This is why the government introduced Your Health: A Plan for Connected and Convenient Care, which puts people at its heart, by adding and expanding health care services closer to home. This long-term plan, introduced in February 2023, is built on three pillars: The Right Care in the Right Place, Faster Access to Care, and Hiring More Health Care Workers.

By focusing on improving the health care experiences and growing the health care workforce, the government will improve the quality of health care delivered across the province for years to come. Ontario is enhancing that plan in Building a Strong Ontario.

Chapter 1: Building a Strong Ontario

Building on the Federal–Provincial Partnership Ontario is working to deliver convenient and connected health care for the people of Ontario, but governments make faster progress when they work together. An agreement in principle with the Government of Canada to enhance federal health funding is an important step in delivering on the province’s Your Health: A Plan for Connected and Convenient Care. This agreement includes an initial down payment of $4.4 billion in additional federal health care funding over the next three years through the Canada Health Transfer and other time-limited funding agreements for shared priorities. The federal government has also agreed to build in a review of these agreements in the coming years, laying the groundwork to continue these conversations to ensure sustainable support and further strengthen health care in Ontario. Ontario’s incremental investments in health care in the 2023 Budget far exceed the new federal health funding. Overall, since the 2022 Ontario Economic Outlook and Fiscal Review, Ontario’s health sector investments are increasing by an additional $15.3 billion over three years starting in 2023–24. Chart 1.6 Ontario Is Investing Every Dollar of New Federal Funding into Care and Significantly More Additional federal health funding is expected to provide Ontario with $4.4 billion over three years. Ontario’s incremental health care investments in the 2023 Budget total $15.3 billion over three years. $ Billions 10 9 8 7 6 5 4 3 2 1 0 6.2 5.9 3.2 1.8 1.5 1.1 2023–24 2024–25 2025–26 Additional Federal Health Funding Ontario Incremental Health Care Investments since the 2022 Ontario Economic Outlook and Fiscal Review Notes: The new federal health funding includes a one-time additional health care payment, time-limited funding for shared priorities and an enhancement of the Canada Health Transfer. Funding under existing Canada-Ontario agreements is not included (i.e., 10-year agreement on shared health priorities, including Home and Community Care and Mental Health and Addictions). All federal health funding amounts are notional and estimated based on population and nominal GDP forecasts, which are subject to change. Sources: Department of Finance Canada and Ontario Ministry of Finance.

Section B: Working for You

Pillar One: The Right Care in the Right Place

Having Pharmacists Prescribe Medications for More Common Ailments

To help connect the people of Ontario to care closer to home, local pharmacists can now prescribe over-the-counter medication for common ailments, including tick bites, pink eye (conjunctivitis), hay fever, insect bites and hives, and musculoskeletal sprains and strains.

Allowing pharmacists to prescribe over-the-counter medication for common ailments has proven to be hugely popular, so the government is expanding it to make care more convenient for people and families. Building on this success, Ontario will be expanding this program to allow pharmacists to prescribe medication for more common ailments. These may include:

•	Acne (mild to moderate);

•	Oral aphthae (canker sores);

•	Diaper dermatitis;

•	Vulvovaginal candidiasis (yeast infection);

•	Pinworms and threadworms; and

•	Nausea and vomiting in pregnancy.

Caring for Individuals with Dementia

People with complex behaviours like dementia require specialized care and supports. As announced in the 2022 Budget, the government is investing an additional $5 million annually for three years starting in 2022–23 to support 6,500 people with dementia to live independently in their homes and to be engaged in their community.

Investing in Home Care Services

The only thing better than care close to home is care at home. Having strong home and community care is a key part of the government’s plan for connected and convenient care. In partnership with hospitals, primary care, and Ontario Health Teams, Ontario is expanding and improving access to home and community care.

Through the 2022 Budget, the government announced a plan to invest $1 billion over three years to get more people connected to care in the comfort of their own home and community. The government is now accelerating investments to bring funding in 2023–24 up to $569 million, including nearly $300 million to support contract rate increases to stabilize the home and community care workforce. This funding will also expand home care services and improve the quality of care, making it easier and faster for people to connect to care.

Chapter 1: Building a Strong Ontario

The province is continuing to make it more convenient for families to get the care they need by making home and community care more reliable and reducing wait times. Over the next year, the government will work with home care partners on making improvements to modernize the system, remove barriers and make it easier to more directly connect people to care at home and in the community.

Ontario is taking steps towards:

•	Integrated Care Coordination, through Ontario Health teams, to better align care providers, reduce duplication and make care more responsive to people’s needs.

•	Flexible Care Planning and Delivery that focus on addressing improving health outcomes for people.

•	Needs-Based Care that focuses on people’s individual health needs and not on hours of care or the number of visits.

In addition, to make it easier for seniors to claim, rules regarding expenses eligible for the Ontario Seniors Care at Home Tax Credit are the same as those for the existing federal and Ontario Medical Expense Tax Credits. Eligible costs cover a broad range of medical expenses for seniors living in a variety of settings. Ontario continues to work with the federal government to make claiming available support as easy and convenient as possible for those with medically necessary expenses.

Supporting End-of-Life Care

The government is working to expand palliative care services in local communities and adding 23 new hospice beds to the 500 beds already available across the province. This will provide people comfort and dignity near their communities and loved ones when they are at the end of their lives.

Connecting You to Care through Community Paramedicine

The government is investing more than $174 million over two years, starting in 2024–25, to continue the Community Paramedicine for Long-Term Care Program. The program leverages the skills of paramedics to provide additional care for seniors in the comfort of their own homes through:

•	24/7 access to health services through in-home, online and virtual supports;

•	Non-emergency home visits and in-home testing procedures;

•	Ongoing monitoring of changing conditions to prevent or reduce emergency incidents;

•	Additional education about healthy living and managing chronic diseases; and

•	Connections for participants and their families to home care and community supports.

Section B: Working for You

This innovative program is offered provincewide through paramedic service providers. By providing additional care and support, the program aims to improve the quality of life for seniors, provide timely access to primary care and reduce the number of hospital admissions and emergency department visits. The Community Paramedicine for Long-Term Care program is one of the government’s measures to improve access and modernize the health care system.

Connecting People to Mental Health Services

More than one million people in Ontario experience a mental health or addictions challenge annually — with COVID-19 exacerbating the need for support — but a broken and fragmented system has made it challenging to access the care they need.

Ontario launched the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System to better connect people to mental health services that are convenient for them. Building on this historic investment of $3.8 billion over 10 years, the government is providing an additional $425 million over three years, mainly to:

•	Support mental health programs that are community-led and delivered, making it more convenient for people to connect to mental health services closer to home;

•	Make a broad range of addictions services available across Ontario that are easy to access and there when needed;

•	Support children and youth, by providing access to mental health and addictions services, primary care, and social and community supports to youth aged 12 to 25 through Youth Wellness Hubs;

•	Support for children and youth suffering from eating disorders, including inpatient and specialized outpatient services;

•	Identify the data and digital health needs of service providers to deliver better care for clients;

•	Maintain supportive housing and services for people living with mental health and addictions challenges as they transition from hospital to the community; and

•	Work with Indigenous partners and communities to maintain co-developed programs and services that support Indigenous people’s access to high-quality, culturally appropriate care.

This investment will provide community-based mental health and addictions service providers — funded by the Ministry of Health — with a five per cent increase in base funding.

Ontario will continue to deliver on the Roadmap to Wellness to connect those in need of mental health services to care. Discussions with the federal government continue as there is more work to be done.

Chapter 1: Building a Strong Ontario

Enhancing Care for Anxiety and Depression

The Ontario Structured Psychotherapy program increases access to a range of evidence-based psychotherapy resources and services, including cognitive behavioural therapy, for people living with depression, anxiety and anxiety-related conditions. Between April 1 and November 30, 2022, over 8,300 individuals were enrolled into this innovative program, which is free of charge to the people of Ontario. The program was expanded in 2022–23 to provide access across the province.

Concluding the Extension of Time-Limited Paid COVID-19 Leave

As a time-limited pandemic measure, the Ontario government introduced paid COVID-19 leave, a program designed to support people who needed to take time off work to isolate or get vaccinated. Ontario has now achieved one of the highest vaccination rates in the world, and consistent with the sunset date for this program in the Employment Standards Act, 2000, it will expire effective March 31, 2023.

Pillar Two: Faster Access to Care

Reducing Wait Times for Surgeries and Procedures

Long wait times have taken a toll on not only the physical health of people, but also on their mental health due to increased stress and anxiety. For health care to be helpful, it needs to happen faster.

This is why the government is reducing wait times for people across the province by investing an additional $72 million in 2023–24 to make more surgeries available at community surgical and diagnostic centres to connect people to care faster. This investment will allow hospitals to focus their time and efforts on more complex and high-risk surgeries, ease pressure on emergency departments and reduce surgical waitlists.

Community surgical and diagnostic centres will also coordinate with local hospitals to accept people that are being referred so they can get the surgeries they need as quickly as possible. The people of Ontario will always access the health care they need with their Ontario Health Insurance Plan (OHIP) card, and never their credit card.

Section B: Working for You

This builds on previous 2022–23 investments, including:

•

$300 million as part of the surgical recovery strategy to increase scheduled surgeries and procedures, as well as appropriate diagnostic imaging services in hospitals, with a focus on areas with the greatest need; and

•

$18 million to cover care for thousands of patients, including more than 49,000 hours of MRI and CT scans, 4,800 cataract surgeries, 900 other ophthalmic surgeries, 1,000 minimally invasive gynecological surgeries and over 2,800 plastic surgeries, such as hand soft tissue repairs, in existing facilities.

Ensuring Children Have Access to the Care They Need

Every child in Ontario should be able to get the care they need, when they need it.

The recent health care funding agreement in principle between the governments of Canada and Ontario includes a one-time top-up in 2023–24 to address urgent needs such as pediatric surgical backlogs, emergency departments and other priorities.

The Ontario government has committed more than $200 million to connect children and youth to care at hospitals and close to home in their communities, including new funding for surgical and diagnostic wait times, pediatric hospitals and rehabilitation programs, as well mental health and other community-based supports.

As part of the one-time top-up provided by the agreement in principle, Ontario will also allocate additional funding and work with frontline pediatric health partners to identify more ways to connect children and youth to the care they need.

Keeping Families Together While Their Children Receive Care

The government is increasing access to high-quality care for patients across Ontario, including care at children’s hospitals. The best experts for certain conditions may not be based in a family’s local community, and families sometimes travel long distances for specialized care. Ronald McDonald House Charities (RMHC) provides families with accommodation, meals, activities, peer support, respite, support for siblings, laundry, school, and many other services to take care of the entire family while their child is being treated at a nearby hospital.

The government is investing $3.1 million in 2023–24 for an expansion of the RMHC Ottawa House. The expansion will more than double the capacity of RMHC Ottawa House from 55,000 to 115,000 overnight stays per year, for families with children being treated at the Children’s Hospital of Eastern Ontario.

Chapter 1: Building a Strong Ontario

Supporting Children with Complex Medical Conditions

To support children and youth with complex special needs, the government is investing $12 million over three years to fund 14 additional beds at Safehaven, a not-for-profit organization providing residential and respite care at community sites in the Greater Toronto Area (GTA). This funding will help support more children and youth with complex medical conditions and other needs with highly skilled and trained care.

Using Procurement to Support Health Care Transformation

Every year, the government pays out over $22 billion for insured physician services, drug products, pharmacy services, and assistive devices and supplies to millions of people in Ontario.

Ontario is home to a vibrant ecosystem of health technology companies with products and services that can help reduce wait times, streamline administration and provider payments, and make health care more convenient and accessible for people. The government is committed to providing procurement opportunities for innovators to help transform Ontario’s health care system for the benefit of patients.

The government is moving forward with a multi-year Claims Modernization plan to upgrade the business processes and IT infrastructure that manage claims for Ontario’s health plans. This plan will include a market sounding so companies can bring forward solutions to make these processes and systems more effective, efficient and responsive to patients and health care providers.

The government is also exploring a new Innovation Pathway that, in collaboration with Supply Ontario, would review promising new innovations and provide funding to health service providers so they can procure the innovations across the health system. The Innovation Pathway could also help remove barriers to earlier adoption of new technologies by funding clinical assessments.

Section B: Working for You

Pillar Three: Hiring More Health Care Workers

Ontario’s dedicated and highly trained health care workforce works day in and day out so that care is there when you need it most. The government is building a stronger health care workforce so that well-trained and well-supported doctors, nurses, personal support workers and other health care professionals are there to provide quality care to the people of Ontario.

Making Progress to Build the Health Care Workforce

Since 2018, more than 60,000 nurses and almost 8,000 doctors have begun practising in Ontario, along with thousands more personal support workers, with 2022 being a record year for the number of nurses joining the province’s health care workforce. The province continues to make progress and increase the number of workers that are available to provide the people of Ontario the care when they need it. This includes:

•	1,300 internationally trained nurses who have received support from the province to become fully licensed in Ontario; and over 3,100 more will soon have their licence to practice in the province.

•	12,000 newly registered nurses with 30,000 more students enrolled in nursing programs at colleges and universities.

•	24,000 more personal support workers in training by the end of 2023.

Chapter 1: Building a Strong Ontario

Supporting the Supply of Health Care Workers

Ontario is continuing to hire more health care workers to ensure everyone can see a trained professional when they need to. Key new investments in 2023–24 to build the health care workforce include:

•	$22 million to hire up to 200 hospital preceptors to provide mentorship, supervision and training to newly graduated nurses;

•	$15 million to keep 100 mid-to-late career nurses in the workforce; and

•	$4.3 million to help at least 50 internationally trained physicians get licensed in Ontario.

Further Expanding Nursing Enrolment

As part of the 2021 Ontario Economic Outlook and Fiscal Review, the government announced that it would expand nursing education to add 1,500 more seats for registered nurses and registered practical nurses. Ontario is investing an additional $55 million in 2025–26 to deliver on this commitment.

Ontario is also investing a total of $80 million over three years, starting in 2023–24, to further expand nursing education in universities and colleges by increasing enrolment by 1,000 registered nurse, 500 registered practical nurse and 150 nurse practitioner seats.

With these investments, 8,000 additional nurses will join the health care workforce by 2028.

Extending Supports to Hire More Health Care Workers

Ontario is investing $200 million in 2023–24 to extend supports to address immediate health care staffing shortages, as well as to grow the workforce for years to come. This includes:

•

Offering up to 6,000 health care students training opportunities to work in hospitals providing care and gaining practical experience as they continue their education through the Enhanced Extern Program. This program has offered these opportunities to over 5,000 health care students; and

•

Supporting up to 3,150 internationally educated nurses to become accredited nurses in Ontario through the Supervised Practice Experience Partnership Program. More than 2,000 internationally educated nurses have enrolled in this program and over 1,300 of them are already fully registered and practising in Ontario.

Section B: Working for You

Helping More Ontario Students Become Doctors

Ontario needs more doctors. There are many Ontario students who want to be doctors right here in the province but there are not enough medical training seats available, and those who go on to study abroad have a hard time getting residencies back at home. This is why Ontario continues to expand undergraduate and postgraduate medical training seats across the province. The government is more than doubling the previous investment of $42.5 million over two years, with an additional $100.8 million over the next three years to expand and accelerate the rollout of undergraduate and postgraduate seats. This will result in an additional 160 undergraduate positions and 295 more postgraduate positions by 2028.

Ontario is also investing an additional $33 million over three years to add 100 undergraduate seats beginning in 2023, as well as 154 postgraduate medical training seats to prioritize Ontario residents trained at home and abroad beginning in 2024 and going forward. Ontario residents will also continue to be prioritized for undergraduate spots at medical schools in the province.

These investments will bring the total number of undergraduate seats to 1,212 and postgraduate training seats to 1,637 in Ontario by 2028.

Training More Physician Assistants

Ontario is adding 52 new physician assistant training seats beginning in 2023. This expansion will help reduce wait times and improve patient access in high-need areas including emergency medicine and primary care.

Physician assistants are highly trained professionals who work under the supervision of a physician to take patient histories, conduct physical examinations, order and interpret tests, diagnose and treat illnesses and counsel on preventive health care. They support physicians in a range of health care settings and work alongside physicians, nurses and other members of interprofessional health care teams to provide patient care.

To improve the integration of physician assistants in the health care system, the College of Physicians and Surgeons of Ontario will deliver a framework for regulating physician assistants as members in late 2023 and physician assistants will be regulated in 2024.

Chapter 1: Building a Strong Ontario

Connecting You to Additional Primary Care Teams

Primary care and family physicians are the foundation of Ontario’s health care system. To help make care more convenient for people, the government is investing $60 million over two years to expand existing teams and create up to 18 new primary care teams in communities with the greatest need. By increasing the number of teams, people in underserviced communities and those without a family doctor will be able to connect to the care they need close to home.

These multidisciplinary care teams include doctors, nurses, social workers, and other health care professionals who will be able to provide direct care to vulnerable and marginalized people as well as those without a family doctor across Ontario. This will help connect people to care when they need it without having to visit emergency rooms and experience long wait times, while also improving health outcomes by increasing preventive care and screening procedures.

Enhancing Emergency Health Services in the Community

To help connect people with the right care and reduce wait times, the government is investing an additional $51 million over three years to support the Dedicated Offload Nurses Program to support timely 9-1-1 response in Ontario communities.

The program provides funding to hire health care providers focused exclusively on transferring ambulance patients to hospital care, thereby freeing paramedics to respond to other 9-1-1 emergency calls. In January 2022, eligibility for program funding was expanded to include paramedics, respiratory therapists, physician assistants, as well as nurses, to address health human resource challenges affecting hospitals’ ability to staff offloading positions.

The program will provide 800,000 dedicated hours to support municipalities over three years with offloading ambulance patients to the emergency department, which will increase the availability of paramedics to respond to other emergency calls in their communities.

Expanding Successful 9-1-1 Models of Care

To help reduce hospital visits and ensure beds are available for those who need them most, the government has expanded successful 9-1-1 patient care models to include treat-and-discharge and referral for different patient groups, including people with diabetes and epilepsy. This builds on the innovative mental health and addictions and palliative patient care models approved in more than 40 communities, which provide paramedics with flexibility to treat patients at home or in the community rather than in emergency departments.

Through this initiative, patients diverted from emergency departments received the care they needed up to 17 times faster with 94 per cent of patients avoiding the emergency department in the days following treatment.

Section B: Working for You

Recruiting More Frontline Personal Support Workers

Ontario continues to support critical frontline health care workers. This is why the government is providing $1.2 million to the Ontario Personal Support Workers Association to help with recruitment efforts by promoting the personal support worker profession in the long-term care sector. The funding will help raise awareness of the profession through outreach with district school boards, community groups, and in job fairs across the province.

This investment builds on the government’s ongoing commitment to support frontline health care workers and improve the quality of care for long-term care residents, making a real difference in the lives of seniors and their families.

Supporting Students and Families

Ontario is putting students and parents first. This is why the government is helping students catch up, as well as connecting the education system to in-demand jobs.

Helping Students Catch Up

Ontario continues to take action to ensure students catch up after two years of learning disruption. The next steps in the government’s Plan to Catch Up will focus on helping students develop skills in math and reading and preparing them for the jobs of the future.

Moving forward, the government will further enhance supports under the plan, including:

•

Early Reading Enhancements will invest $25 million over two years to provide support for students in senior kindergarten to Grade 2. Students will be assessed twice a year for their reading skills using evidence-based screening tools. The government plans to work with school boards to establish a consistent set of recommended screening tools.

•

Targeted Math Supports include an additional $12.6 million investment over two years, to double the number of school math coaches who will be responsible for implementing early intervention strategies and providing other math-related supports for students at targeted schools across the province.

•

Preparing More Students for the Jobs of the Future will involve creating stronger links between classroom learning and good-paying careers. Over three years, the government is investing $6.2 million in targeted supports for students with disabilities to pursue cooperative education opportunities.

•

Continued Curriculum Updates will focus on life and job skills by revising curriculum in language; science, technology, engineering and mathematics (STEM); and skilled trades. This includes a new Computer Studies and revised Technological Education curriculum, beginning with the implementation of a new Grade 10 course in September 2023 and revised Grade 9 and 10 courses to be offered in September 2024.

Chapter 1: Building a Strong Ontario

Helping Students Get Back on Track

To help parents support their children’s learning through supports such as tutoring, learning supplies and equipment, the government launched a $365 million investment for Catch Up Payments, offering parents $200 per child or $250 per child with special education needs. These payments provide direct financial support to parents that can be used to help their child’s education.

Teaching Financial Literacy

In 2020, Ontario launched a new math curriculum for students from Grades 1 through to Grade 8. In 2021, Ontario launched a new de-streamed math curriculum for students in Grade 9. The new curriculum emphasizes financial literacy so that by the time students graduate from secondary school, they have the skills to budget and manage their personal finances. Building on this, the government will provide $6.8 million over three years to support practical, hands-on experiences for students to further their financial literacy learning and growth. Ontario will also release self-directed learning modules on financial literacy that help Grade 9 and 10 students prepare for their transition to postsecondary education or the workforce after high school.

Providing Parents Choice and Making Child Care More Affordable

Access to affordable and high-quality child care is essential for Ontario families. It helps reduce the financial pressures that families face and gives children a positive start to their education. This is why the government is providing a high-quality child care system across the province.

Since its launch, 92 per cent of Ontario’s licensed child care sites have enrolled in the Canada-wide Early Learning and Child Care system. This landmark $13.2 billion investment made jointly by the Governments of Canada and Ontario provides direct financial relief for families through a 50 per cent reduction to child care fees for children aged 0 to 5. Child care fees will be further reduced to an average of $10 per day by September 2025.

Ontario continues to work with municipalities and other partners to create 86,000 new, high-quality child care spaces by December 2026. To support this, the government launched a $213 million grant program for new and existing operators to help offset the costs of expanding or creating spaces such as purchasing equipment or renovating facilities. By providing startup grants, the government is helping to create new child care spaces for communities that need them the most.

Section B: Working for You

While Ontario implements the new child care system, eligible families continue to benefit from the Childcare Access and Relief from Expenses (CARE) Tax Credit. This credit provides families with financial support of up to 75 per cent of their eligible child care expenses and provides parents with choice in meeting their child care needs.

Improving Outcomes for Youth Leaving the Child Welfare System

Youth leaving the child welfare system are at high risk of being trafficked, experiencing homelessness and developing mental health issues, and have lower high school graduation rates than their peers. As part of the child welfare redesign, the government is investing $170 million over three years to support a new program aimed at improving long-term outcomes for youth. The government is also expanding eligibility, which currently ends at 21 years old, to include those up to 23 years old. This investment will help youth achieve financial independence through life skills development, supports to pursue postsecondary education, training and pathways to employment.

Under the Ready, Set, Go program, children’s aid societies will be required to help children plan for the future, beginning at age 13. This investment will help Ontario youth become adults who are more likely to achieve financial independence and contribute to their communities.

Responding to Community Needs

Public services should work for the people of Ontario and be easy and convenient to access. The government is continuing to improve the services it provides to make it easier for you to access these services and save money.

Bringing Services to You

ServiceOntario is enhancing the customer experience through a number of pilot programs, including virtual services. Eligible people in Ontario who may find it difficult to visit a ServiceOntario centre in person can book virtual appointments to have their health cards renewed through live video calls. Another example is applications for accessible parking permits, which the people of Ontario can now apply for, renew and replace online from the comfort of home.

Chapter 1: Building a Strong Ontario

Protecting Seniors from Elder Abuse

Ontario is committed to ensuring the safety and security of seniors across the province, including providing support to those experiencing or at risk of elder abuse. This is why the government is investing close to $1 million over three years to expand the Seniors Safety Line so seniors can access the support they need. The Seniors Safety Line is the only dedicated elder abuse helpline operating provincewide.

Investigating Indian Residential School Burial Sites

Across Canada, more than 150,000 Indigenous children were removed from their families and communities and sent to Indian Residential Schools between 1870 and 1996. The government is committed to working with Indigenous partners to support meaningful reconciliation and a broader understanding of the legacy of Residential Schools.

The government is providing an additional $25.1 million in 2023–24 to support the identification, investigation, protection and commemoration of Residential School burial sites across the province, as well as mental health supports for First Nation communities. Funding will provide resources for community coordinators, researchers and technical expertise, ongoing engagement with survivors, mental health supports, archival analysis, and the deployment and interpretation of ground-scanning technologies.

Protecting You and Your Family

The government is committed to making all communities safe. From getting criminals off the streets to reducing guns and gang violence, the government is acting to protect law-abiding citizens.

Fighting Guns, Gangs and Violence

Gang members are criminals who put communities at risk. A variety of criminal offences are consistently linked to gang membership, including property offences, drug trafficking and importation, fraud, robberies, assaults with weapons, homicides and human trafficking.

The government is addressing crime and building safer communities to protect law-abiding citizens. Building on the success of the Guns, Gangs and Violence Reduction Strategy, Ontario is investing $13.4 million in 2023–24 to fight gun- and gang-related crime. This additional funding will continue effective gang prevention and intervention strategies that are known to work.

From 2021 to 2022, over 1,000 completed and ongoing investigations have received funding through the Gun and Gang Specialized Investigations Fund. These investigations targeting guns, gangs, and human trafficking have seized over 437 firearms, resulted in 1,259 persons charged and targeted 58 organized crime groups.

Section B: Working for You

Calling on the Federal Government to Get Tougher on Crime

As law enforcement experts have highlighted time and time again, the only way to truly tackle gun violence is to crack down on the illegal guns being smuggled in daily across Ontario’s borders.

Too many innocent people have lost their lives at the hands of dangerous criminals who should have been behind bars. Every act of violence committed by these repeat violent offenders is a failure of the justice system. While Ontario is investing in boots-on-the-ground policing, bail reform is also needed.

The province joins Ontario law enforcement in calling on the federal government to crack down on smugglers at the borders, step up inspections, and reform the Canadian bail system.

Helping to Address Human Trafficking, Violence Against Women and Victims of Crime

Since 2020, the government has also committed over $693 million to support victims of violence, including emergency shelters, counselling services and 24-hour crisis lines.

Sex trafficking is the most reported type of human trafficking in Ontario. It is a vicious crime that poses a real and growing threat to the children and youth of the province, especially Ontario’s most vulnerable youth. The victims of sex trafficking are primarily young women and girls, and the average age of recruitment is just 13 years old. Sex traffickers repeatedly target the vulnerability of their victims in order to control and exploit them.

This is why the government is providing $2.5 million in 2023–24 to continue to support the Youth Violence and Human Trafficking Prevention Program and the Victim Quick Response Program+, under the Guns, Gangs and Violence Reduction Strategy. These programs support community-based prevention initiatives including supports for survivors of human trafficking. This also builds on Ontario’s leadership in combatting human trafficking, including legislation that raises awareness, protects victims, supports survivors and holds offenders accountable.

Chapter 1: Building a Strong Ontario

Enhancing Ontario’s Emergency Readiness

Failure to plan is preparing to fail. This is why the government is putting in place systems and funding that will lead to better outcomes for the people of Ontario during and after an emergency.

When people need help, they must be assured everything has been done to prepare for the best response possible. Ontario’s first responders, community organizations, and those who step up during an emergency deserve gratitude and support. It is up to the government to ensure that they have the tools, training, systems, coordination, and funding to do what they do best.

This is why the government is investing $110 million over three years to fund, train, coordinate, and improve Ontario Corp and the province’s emergency preparedness. This additional investment will enhance the government’s emergency management by:

•	Creating a new Emergency Management Preparedness Grant to support community organizations, including for purchasing equipment required to help and protect people and communities.

•

Investing in a new Emergency Response Fund, to provide urgent relief for municipalities, First Nations and communities often needed in the first 24 to 72 hours after an emergency arises. The funding could be used to assist communities by mobilizing skilled volunteer resources, deploying coordination teams, and providing equipment and financial assistance to ensure a strong and swift recovery after an emergency.

•

Expanding a new, comprehensive emergency preparedness program created in coordination with emergency management partners to help ensure meaningful exercises geared toward enhancing preparedness, which meet the diverse needs of communities and are implemented across the province. This will be supported by improvements to training development and delivery and through the establishment of a year-round public education campaign.

•

Providing annual funding to better support capacity among communities with nuclear roles and responsibilities, and enhance their ability to protect the health, safety and welfare of the people of Ontario in the event of a nuclear incident.

The government is also enhancing the Ontario Corp’s volunteer portal and IT systems to support data and information sharing with emergency management partners. Ontario will continue to find ways to enhance information sharing.

These investments will support the province in being better prepared and quicker to respond to future emergencies.

Chapter 2 Economic Performance and Outlook

Chapter 2: Economic Performance and Outlook

Introduction

Ontario’s economy has remained resilient and continued to grow in 2022 despite ongoing economic uncertainty. Ontario’s employment gains were robust in 2022, and the unemployment rate remains near historic lows.

Like the rest of the world, Ontario will be affected by short-term and long-term trends in the global economy, including geopolitical tensions such as Russia’s war in Ukraine, the reopening of China’s economy, the energy transition, and policies such as the United States’ Inflation Reduction Act.

Ontario’s real gross domestic product (GDP) is projected to increase by 0.2 per cent in 2023, 1.3 per cent in 2024, 2.5 per cent in 2025 and 2.4 per cent in 2026. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)
	2021	2022	2023p	2024p	2025p	2026p

Real GDP Growth	5.2	3.7e	0.2	1.3	2.5	2.4

Nominal GDP Growth	10.3	9.4e	2.8	3.6	4.6	4.5

Employment Growth	5.2	4.6	0.5	1.0	1.7	1.7

CPI Inflation	3.5	6.8	3.6	2.1	2.0	2.0

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023.

Sources: Statistics Canada and Ontario Ministry of Finance.

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Chapter 2: Economic Performance and Outlook

Revisions to the Outlook Since the 2022 Budget

Ontario’s real GDP grew by an estimated 3.7 per cent in 2022, in line with the projection in the 2022 Budget, while nominal GDP growth is estimated at 9.4 per cent, significantly higher than the 6.7 per cent 2022 Budget projection. In 2022, compensation of employees, the net operating surplus of corporations, household consumption and consumer prices all grew faster than initially projected.

The outlook has been revised compared to the projections in the 2022 Budget. Key changes since the 2022 Budget include:

•	Weaker real and nominal GDP growth between 2023 and 2024, but stronger in 2025;

•	Slower growth in nominal household consumption over the forecast period;

•	Stronger employment growth in 2022, followed by slower growth in 2023 and 2024; and

•	Weaker home resale market in 2023, followed by a strong rebound in 2024.

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2022 Budget Compared to the 2023 Budget

(Per Cent Change)

	2022		2023p		2024p		2025p

	2022 Budget	2023 Budget	2022 Budget	2023 Budget	2022 Budget	2023 Budget	2022 Budget	2023 Budget

Real Gross Domestic Product	3.7	3.7e	3.1	0.2	2.0	1.3	1.9	2.5

Nominal Gross Domestic Product	6.7	9.4e	5.1	2.8	4.2	3.6	4.1	4.6

Compensation of Employees	5.6	9.0e	4.6	5.1	4.6	4.2	4.1	4.5

Net Operating Surplus — Corporations	4.6	5.0e	5.8	(8.2)	1.6	(0.5)	4.2	9.2

Nominal Household Consumption	8.8	12.6e	6.3	5.1	4.7	4.1	4.6	4.3

Other Economic Indicators

Employment	3.9	4.6	2.0	0.5	1.7	1.0	1.2	1.7

Job Creation (000s)	287	338	153	39	133	78	95	133

Unemployment Rate (Per Cent)	6.1	5.6	5.7	6.4	5.6	6.6	5.5	6.3

Consumer Price Index	4.7	6.8	2.5	3.6	2.1	2.1	2.1	2.0

Housing Starts (000s)[1]	86.9	96.1	84.0	80.3	87.3	79.3	87.8	82.7

Home Resales	(11.3)	(32.3)	1.5	(8.9)	1.2	21.0	1.2	1.2

Home Resale Prices	9.3	6.8	2.6	(9.7)	4.0	2.2	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	3.7	2.1	2.6	0.5	2.1	1.2	2.0	2.1

WTI Crude Oil ($US per Barrel)	82	95	75	83	67	80	68	79

Canadian Dollar (Cents US)	79.5	76.8	79.5	74.4	79.2	76.5	80.0	77.6

Three-Month Treasury Bill Rate (Per Cent)[2]	0.9	2.3	1.7	4.3	2.0	3.3	2.1	2.5

10-Year Government Bond Rate (Per Cent)[2]	2.0	2.8	2.5	3.1	2.8	3.1	2.9	3.1

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023.

[1]	Housing starts projection based on private-sector average as of January 30, 2023.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2022 and January 2023); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Ontario’s real GDP recorded its fifth consecutive increase in the third quarter of 2022, rising 0.4 per cent, following a 0.9 per cent increase in the second quarter. Real GDP exceeded the pre-pandemic level by 4.0 per cent as of the third quarter of 2022.

Chart 2.1

Ontario’s Economy Continued To Grow

Source: Ontario Ministry of Finance.

While overall growth has been resilient, some interest rate-sensitive sectors such as consumer spending and housing investment have shown signs of slowing recently. Ontario’s real household spending declined 0.9 per cent in the third quarter of 2022. Real investment in residential structures declined 6.8 per cent in the third quarter of 2022, following a 10.4 per cent decline in the second quarter, coinciding with a slowing housing market. Business inventories reached a record level in the third quarter of 2022, which could be reduced over the next few quarters and weigh on GDP growth.

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Chapter 2: Economic Performance and Outlook

Other economic indicators performed well in 2022, including manufacturing sales, exports, wholesale and retail trade, and employment. Home resales were down due to rapidly rising interest rates as the Bank of Canada raised its policy interest rate from 0.25 per cent at the beginning of March 2022, to 4.50 per cent in January 2023.

Chart 2.2

Manufacturing Sales Growth Led Key Economic Indicators in 2022

Sources: Statistics Canada and Canadian Real Estate Association.

Chapter 2: Economic Performance and Outlook

Ontario Labour Market

Ontario is facing a tight labour market with a historically low unemployment rate coupled with high levels of employment. The province’s unemployment rate averaged 5.6 per cent in 2022, matching the pre-pandemic rates in 2018 and 2019, the lowest annual rate since the late 1980s. As of January 2023, Ontario’s unemployment rate was 5.2 per cent.

Ontario employment rose by 338,300 (+4.6 per cent) in 2022, following a gain of 367,400 (+5.2 per cent) net jobs in 2021, the two strongest years of job growth on record.1 The vast majority of net employment gains in the last two years were in full-time positions (81 per cent) and in the private sector (75 per cent). The pace of Ontario’s employment recovery has exceeded both Canada and the United States.

Chart 2.3

Strong Employment Recovery in Ontario

Note: Latest data point is January 2023 for all jurisdictions.

Sources: Statistics Canada and U.S. Bureau of Labor Statistics.

[1]	Statistics Canada Labour Force Survey employment data starts in 1976 for Ontario.

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Chapter 2: Economic Performance and Outlook

Inflation Moderating but Remains Elevated

Like many other economies around the world, inflation in Ontario rose strongly in 2022, in part due to a rebound in demand, supply chain disruptions and higher commodity prices further exacerbated by Russia’s invasion of Ukraine. Over the last several months, inflation pressures have begun to ease, but remain elevated. Ontario’s Consumer Price Index (CPI) increased 5.6 per cent in January 2023, compared to a year earlier, moderating from a recent peak of 7.9 per cent in June 2022.

High energy prices have been persistent since early 2021, reaching a peak of 37.0 per cent year-over-year in June 2022. Energy price inflation eased significantly to 9.0 per cent in January 2023 but remains high. Food price inflation has also been a major contributor to headline inflation, up 10.1 per cent in January 2023 compared to a year earlier. Excluding food and energy, inflation rose 4.4 per cent year-over-year in January 2023.

Chart 2.4

Ontario’s Consumer Price Inflation

Source: Statistics Canada.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists and continually tracks their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 0.3 per cent in 2023, 1.4 per cent in 2024, 2.6 per cent in 2025 and 2.5 per cent in 2026. The Ontario Ministry of Finance’s real GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes. Three external economic experts reviewed the Ontario Ministry of Finance’s economic planning assumptions and found them to be reasonable.2

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2023	2024	2025	2026

Scotiabank (December)	0.5	1.6	–	–

National Bank of Canada (December)	0.6	1.6	–	–

Royal Bank of Canada (December)	(0.1)	1.1	–	–

Quantitative Economic Decisions, Inc. (January)	1.0	1.5	4.2	3.8

TD Bank Group (January)	0.3	0.2	1.4	1.7

CIBC Capital Markets (January)	0.2	0.6	–	–

Desjardins Group (January)	0.0	1.0	2.4	2.2

Laurentian Bank Securities (January)	(0.2)	1.5	–	–

BMO Capital Markets (January)	0.1	1.6	–	–

University of Toronto (January)	0.4	1.8	3.1	2.9

Central 1 Credit Union (January)	0.8	1.8	2.4	–

The Conference Board of Canada (January)	0.5	2.5	2.8	2.1

Stokes Economics (January)	0.3	1.6	2.1	2.4

Private-Sector Survey Average	0.3	1.4	2.6	2.5

Ontario’s Planning Projection	0.2	1.3	2.5	2.4

Sources: Ontario Ministry of Finance Survey of Forecasters (January 30, 2023) and Ontario Ministry of Finance.

[2]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc.; and Stokes Economic Consulting, Inc.

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Chapter 2: Economic Performance and Outlook

Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 2.9 per cent in 2023, 3.7 per cent in 2024, 4.7 per cent in 2025 and 4.6 per cent in 2026. The Ontario Ministry of Finance’s nominal GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2023	2024	2025	2026

Scotiabank (December)	3.6	4.1	–	–

National Bank of Canada (December)	1.3	3.8	–	–

Royal Bank of Canada (December)	2.3	3.5	–	–

Quantitative Economic Decisions, Inc. (January)	5.6	4.2	7.0	6.1

TD Bank Group (January)	2.5	2.6	3.4	3.7

CIBC Capital Markets (January)	1.6	2.8	–	–

Desjardins Group (January)	1.8	2.8	–	–

Laurentian Bank Securities (January)	3.4	3.8	–	–

BMO Capital Markets (January)	2.6	4.0	–	–

University of Toronto (January)	2.4	3.6	5.1	5.0

Central 1 Credit Union (January)	4.0	3.4	4.4	–

The Conference Board of Canada (January)	2.8	4.8	4.6	3.9

Stokes Economics (January)	4.0	4.3	3.9	4.1

Private-Sector Survey Average	2.9	3.7	4.7	4.6

Ontario’s Planning Projection	2.8	3.6	4.6	4.5

Sources: Ontario Ministry of Finance Survey of Forecasters (January 30, 2023) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

The Ontario Ministry of Finance estimates that Ontario nominal GDP increased by 9.4 per cent in 2022, largely reflecting continued elevated GDP inflation due to strong economy-wide price increases amid supply constraints and strong demand. Nominal GDP growth is projected to moderate as inflation is forecast to slow.

Chart 2.5

Ontario GDP Growth Projected To Moderate

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023.

Sources: Statistics Canada and Ontario Ministry of Finance.

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Chapter 2: Economic Performance and Outlook

Global Economic Environment

Global economic growth expectations have started to improve as the energy-price shock following Russia’s invasion of Ukraine has moderated, and China has begun to reopen its economy and ease public health measures. The International Monetary Fund projects global real GDP growth of 2.9 per cent in 2023, up from 2.7 per cent forecasted in October 2022, and 3.1 per cent in 2024, down slightly from growth of 3.2 per cent projected in October 2022.

Chart 2.6

Global Real GDP Growth Projections

Sources: International Monetary Fund (January 2023) and Blue Chip Economic Indicators (January 2023).

Chapter 2: Economic Performance and Outlook

U.S. real GDP is projected to increase by 0.5 per cent in 2023 and 1.2 per cent in 2024. Euro area real GDP is projected to rise 0.7 per cent in 2023 and 1.6 per cent in 2024. China’s real GDP is forecast to rise 5.2 per cent in 2023 and 4.5 per cent in 2024.

Table 2.5

External Factors

	2021	2022	2023p	2024p	2025p	2026p

World Real GDP Growth (Per Cent)	6.2	3.4	2.9	3.1	3.4	3.3

U.S. Real GDP Growth (Per Cent)	5.9	2.1	0.5	1.2	2.1	2.1

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	68	95	83	80	79	79

Canadian Dollar (Cents US)	79.8	76.8	74.4	76.5	77.6	78.5

Three-Month Treasury Bill Rate[1] (Per Cent)	0.1	2.3	4.3	3.3	2.5	2.4

10-Year Government Bond Rate[1] (Per Cent)	1.4	2.8	3.1	3.1	3.1	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (January 2023 and October 2022); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (January 2023 and October 2022); and Ontario Ministry of Finance Survey of Forecasters.

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Chapter 2: Economic Performance and Outlook

Financial Markets and Other External Factors

To help control elevated consumer price inflation, the Bank of Canada significantly raised its policy interest rate from 0.25 per cent at the beginning of March 2022 to 4.50 per cent in January 2023. The Bank of Canada has stated in January that it expects to leave the policy interest rate at this level while it assesses the cumulative impacts of its interest rate increases on the economy.

Chart 2.7

Bank of Canada Raised Policy Interest Rate Significantly

Sources: Bank of Canada and Ontario Ministry of Finance.

As inflation moderates further, the Bank is expected to eventually reduce policy interest rates, allowing for a decline in short-term interest rates. The Government of Canada three-month treasury bill rate rose from 0.1 per cent in 2021 to 2.3 per cent in 2022 and is expected to increase to 4.3 per cent in 2023 before moderating to 2.4 per cent by 2026. Similarly, the Government of Canada 10-year bond rate increased from 1.4 per cent in 2021 to 2.8 per cent in 2022 and is projected to rise to 3.1 per cent in 2023 and remain steady through 2026.

Energy prices are expected to moderate in 2023, as global economic growth slows, and remain steady as energy markets normalize over the projection period. The Canadian dollar is expected to average 74.4 cents US in 2023 and appreciate gradually over the projection period.

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects real GDP to rise by 0.2 per cent in 2023, 1.3 per cent in 2024, 2.5 per cent in 2025 and 2.4 per cent in 2026. Nominal GDP is projected to grow by 2.8 per cent in 2023 and accelerate to 3.6 per cent in 2024, 4.6 per cent in 2025 and 4.5 per cent in 2026.

Table 2.6

Ontario’s Economic Outlook

(Per Cent Change)

	2021	2022	2023p	2024p	2025p	2026p
Real Gross Domestic Product	5.2	3.7e	0.2	1.3	2.5	2.4
Nominal Gross Domestic Product	10.3	9.4e	2.8	3.6	4.6	4.5
Compensation of Employees	9.2	9.0e	5.1	4.2	4.5	4.2
Net Operating Surplus — Corporations	13.7	5.0e	(8.2)	(0.5)	9.2	9.1
Nominal Household Consumption	7.3	12.6e	5.1	4.1	4.3	4.2
Other Economic Indicators
Employment	5.2	4.6	0.5	1.0	1.7	1.7
Job Creation (000s)	367	338	39	78	133	136
Unemployment Rate (Per Cent)	8.1	5.6	6.4	6.6	6.3	6.3
Consumer Price Index	3.5	6.8	3.6	2.1	2.0	2.0
Housing Starts (000s)[1]	99.6	96.1	80.3	79.3	82.7	83.2
Home Resales	18.5	(32.3)	(8.9)	21.0	1.2	1.2
Home Resale Prices	23.6	6.8	(9.7)	2.2	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	5.9	2.1	0.5	1.2	2.1	2.1
WTI Crude Oil ($US per Barrel)	68	95	83	80	79	79
Canadian Dollar (Cents US)	79.8	76.8	74.4	76.5	77.6	78.5
Three-Month Treasury Bill Rate (Per Cent)[2]	0.1	2.3	4.3	3.3	2.5	2.4
10-Year Government Bond Rate (Per Cent)[2]	1.4	2.8	3.1	3.1	3.1	3.2

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023.

[1]	Housing starts projection based on private-sector average as of January 30, 2023.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (January 2023 and October 2022); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Chapter 2: Economic Performance and Outlook

Employment, Incomes and Spending

Strong Ontario employment growth continued in 2022 and the unemployment rate averaged 5.6 per cent. In 2023, elevated inflation, high interest rates and economic uncertainty are forecast to contribute to slowing employment growth. Despite modestly rising employment in 2023, the unemployment rate is projected to rise to 6.4 per cent in 2023 as strong labour force growth is projected to continue.

Employment growth is forecast to strengthen to 1.5 per cent, on average annually, over 2024 to 2026. Rising employment growth is projected to lower the unemployment rate to 6.3 per cent in 2025 and 2026.

Slower employment growth and easing inflationary pressures are projected to moderate the growth in compensation of employees from 9.0 per cent in 2022 to 5.1 per cent in 2023. Compensation of employees is projected to grow 4.3 per cent, on average annually, over 2024 to 2026.

High debt servicing costs and elevated prices are projected to weigh on consumer spending in 2023. Nominal household consumption growth is projected to moderate from 12.6 per cent in 2022 to 5.1 per cent in 2023, reflecting both lower inflation and real growth. Nominal household consumption is projected to rise 4.2 per cent, on average annually, over the 2024 to 2026 period.

Consumer Price Inflation

In early 2022, low interest rates, supply chain constraints and strong economic activity contributed to conditions that caused Ontario’s Consumer Price Index (CPI) to rise much more rapidly than expected. The impacts of the supply chain constraints were expected to be transitory by most private-sector forecasters. The 2022 Budget projected that Ontario CPI would rise 4.7 per cent in 2022, moderate to 2.5 per cent in 2023 and return close to the Bank of Canada’s 2 per cent inflation target by 2024.

By the time of the 2022 Ontario Economic and Fiscal Review, inflation had risen much more quickly than anticipated and was expected to remain elevated for a longer period. The 2022 Ontario Economic and Fiscal Review projected Ontario CPI would rise 6.9 per cent in 2022, 3.4 per cent in 2023 and 2.3 per cent in 2024.

Chapter 2: Economic Performance and Outlook

The outlook for CPI inflation has changed only modestly since the 2022 Ontario Economic Outlook and Fiscal Review. For planning purposes, the Ontario Ministry of Finance is projecting CPI inflation to be 3.6 per cent in 2023 and moderate to 2.1 per cent in 2024 before converging to the Bank of Canada’s target rate of 2.0 per cent in 2025 and 2026.

Chart 2.8

Changing CPI Inflation Expectations

p = Ontario Ministry of Finance planning projection based on external sources as of January 30, 2023.

Sources: Statistics Canada and Ontario Ministry of Finance.

The future trajectory of CPI inflation is uncertain and dependent on the path of the economy and central bank actions. Private-sector economists have a wide range of views, with forecasts for 2023 inflation ranging from 2.7 per cent to 5.5 per cent. The range of views narrows to between 1.5 per cent and 2.5 per cent in 2024 and to between 1.8 per cent and 2.1 per cent in 2025.

119

Chapter 2: Economic Performance and Outlook

Housing

Ontario housing market activity continued to moderate through the end of 2022, as the market adjusted to rising interest rates. By January 2023, average home resale prices had declined by 21.3 per cent from their February 2022 peak, while the number of home resales was 43.4 per cent lower. For 2022, strong early momentum helped average home resale prices rise 6.8 per cent, following 23.6 per cent growth in 2021. The number of home resales was 32.3 per cent lower for 2022, following 18.5 per cent growth in 2021.

Housing market activity is expected to begin to stabilize over the outlook period. The number of Ontario home resales is expected to decline by 8.9 per cent in 2023. Home resales are expected to rebound 21.0 per cent in 2024, before returning to levels more consistent with fundamental drivers of housing demand, such as population growth, in 2025 and 2026. Average home prices are expected to decline 9.7 per cent in 2023, before prices stabilize and rise 2.2 per cent in 2024 and further rebound in 2025 and 2026. For details on the government’s plan to get 1.5 million homes built by 2031, see Chapter 1, Section B: Working for You.

Chart 2.9

Ontario Housing Market Outlook Slightly Improved Since Last Fall

Sources: Canadian Real Estate Association and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

Central banks in many jurisdictions, including the Bank of Canada, have tightened monetary policy to help control domestic price inflation. In recent months, headline rates of inflation have been trending downwards, led by lower energy and commodity prices. However, there is a risk that inflation, particularly in services-producing industries, may be more persistent. This could require continued tightening of monetary policy, especially if the Bank of Canada assesses that medium-term consumer and business inflation expectations are beginning to rise.

The U.S. labour market continues to perform well, despite significant monetary policy tightening by the U.S. Federal Reserve. There is a risk that there may be a more significant downturn in U.S. economic activity as the Federal Reserve works to bring U.S. consumer price inflation down. This poses a downside risk for the Ontario economy, particularly on the demand for Ontario exports.

International economic and geopolitical developments continue to pose significant risks to the Ontario economy. Developments related to Russia’s invasion of Ukraine continue to expose global commodity markets and supply chains to potential volatility. The recent easing of pandemic public health measures and the reopening of China’s economy are significant upside risks to global economic growth and to commodity prices.

Table 2.7 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP planning assumptions, assuming other external factors remain unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.7

Impact of Sustained Changes in Key External Factors on Real GDP Growth

(Percentage Point Change)
Change in Real GDP Growth
	First Year	Second Year

Canadian Dollar Appreciates by Five Cents US	(0.1) to (0.7)	(0.2) to (0.8)

Crude Oil Prices Increase by $10 US per Barrel	(0.1) to (0.3)	(0.1) to (0.3)

U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7

Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

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Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios. These alternative scenarios should not be considered the best case or the worst case but reasonable possible outcomes in this period of uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)
	2023p	2024p	2025p	2026p

Faster Growth Scenario	1.3	2.0	2.8	2.7

Planning Projection	0.2	1.3	2.5	2.4

Slower Growth Scenario	(0.7)	0.8	2.4	2.3

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Source: Ontario Ministry of Finance.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2023p	2024p	2025p	2026p

Faster Growth Scenario	6.0	4.4	5.1	5.0

Planning Projection	2.8	3.6	4.6	4.5

Slower Growth Scenario	1.0	3.0	4.3	4.2

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

By 2026, the level of real GDP in the Faster Growth scenario is 2.4 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 1.6 per cent lower. By 2026, the level of nominal GDP in the Faster Growth scenario is 4.9 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 2.9 per cent lower.

Chart 2.10

Range of Ontario GDP Scenario Forecasts

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Sources: Statistics Canada and Ontario Ministry of Finance.

123

Chapter 2: Economic Performance and Outlook

Transparent Reporting on the Economy

The Ontario Economic Accounts provide a comprehensive overall assessment of the performance of Ontario’s economy. Private-sector economists use this to assess the current state of the province’s economy and as a basis for updating their forecasts. The Ontario Economic Accounts inform the government’s economic and revenue forecasts, providing a key foundation for Ontario’s fiscal plan.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 states that the quarterly Ontario Economic Accounts shall be released within 45 days after the Statistics Canada release of the National Income and Expenditure Accounts.

In compliance with the legislation, the quarterly Ontario Economic Accounts will be released according to the schedule outlined in Table 2.10.

Table 2.10

Ontario Economic Accounts Release Dates

Reference Period	Expected Statistics Canada Release of National Income and Expenditure Accounts	Corresponding Deadline for Release of Ontario Economic Accounts
Fourth Quarter (October-December) 2022	February 28, 2023	By April 14, 2023
First Quarter (January-March) 2023	May 31, 2023	By July 14, 2023
Second Quarter (April-June) 2023	September 1, 2023	By October 16, 2023
Third Quarter (July-September) 2023	November 30, 2023	By January 12, 2024
Fourth Quarter (October-December) 2023	February 29, 2024	By April 12, 2024

Sources: Statistics Canada and Ontario Ministry of Finance.

1 Ton

Chapter 3

Ontario's Fiscal Plan and Outlook

Chapter 3 Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

Ontario has a path to balance. The government is on track to post a surplus in 2024–25, three years earlier than forecast in the 2022 Budget. While this is a positive update, significant economic and geopolitical uncertainty persists.

For 2022–23, the government is projecting a deficit of $2.2 billion. Over the medium term, the government is projecting a deficit of $1.3 billion in 2023–24, and surpluses of $0.2 billion in 2024–25 and $4.4 billion in 2025–26. This represents significant improvement compared to the outlook presented in the 2022 Budget.

Chart 3.1

Current Fiscal Outlook Compared to 2022 Budget

Source: Ontario Ministry of Finance.

Primarily due to lower than forecast deficits and higher nominal GDP growth, the net debt-to-GDP ratio is projected to be 37.8 per cent in 2022–23, 3.6 percentage points lower than the 41.4 per cent forecast presented in the 2022 Budget. Over the medium-term outlook, Ontario’s net debt-to-GDP ratio is now forecast to be 37.8 per cent in 2023–24, 37.7 per cent in 2024–25, and declining to 36.9 per cent in 2025–26.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1

Fiscal Summary

($ Billions)

	Actual 2021–22	Interim[1] 2022–23	Medium-Term Outlook
			2023–24	2024–25	2025–26

Revenue	185.1	200.4	204.4	213.0	226.0

Expense

Programs	170.4	189.1	190.6	196.4	202.5

Interest on Debt	12.6	13.4	14.1	14.4	15.1

Total Expense	183.0	202.6	204.7	210.8	217.5

Surplus/(Deficit) Before Reserve	2.1	(2.2)	(0.3)	2.2	8.4

Reserve	–	–	1.0	2.0	4.0

Surplus/(Deficit)	2.1	(2.2)	(1.3)	0.2	4.4

Net Debt as a Per Cent of GDP	39.8%	37.8%	37.8%	37.7%	36.9%

Net Debt as a Per Cent of Revenue	205.6%	197.5%	198.9%	197.3%	190.2%

Interest on Debt as a Per Cent of Revenue	6.8%	6.7%	6.9%	6.8%	6.7%
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 23, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2022–23 Interim1 Fiscal Performance

Ontario’s 2022–23 deficit is projected to be $2.2 billion — $17.7 billion lower than the outlook published in the 2022 Budget and $4.4 billion lower than the outlook published in the 2022–23 Third Quarter Finances.

The 2023 Budget is projecting revenues in 2022–23 to be $200.4 billion — $20.6 billion higher than forecast in the 2022 Budget. This increase is largely driven by higher taxation revenue as a result of higher tax assessments for 2021 and prior years, based on information received from the Canada Revenue Agency (CRA) since the release of the 2022 Budget.

Program expense is projected to be $189.1 billion — $4.0 billion higher than the 2022 Budget forecast.

Ontario is forecast to pay $13.4 billion in interest costs in 2022–23 — slightly lower than the forecast in the 2022 Budget mainly due to a lower borrowing program, despite higher interest rates. At 37.8 per cent, the net debt-to-GDP ratio in 2022–23 is forecast to be 3.6 percentage points lower than in the 2022 Budget, primarily as a result of lower than forecast deficits and higher nominal GDP growth.

[1] Defining Interim

Interim represents the 2023 Budget projection for the 2022–23 fiscal year and is subject to change as actual provincial revenue and expense are finalized in the Public Accounts of Ontario 2022–2023, to be released no later than September 27, 2023.

The 2022 Budget also included a $1.0 billion reserve in 2022–23 to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts. The reserve was not required at fiscal year-end and has been drawn down at interim, reducing the deficit further.

Table 3.2

2022–23 In-Year Fiscal Performance

($ Millions)
	2022 Budget	Interim[1] 2022–23	In-Year Change

Revenue	179,798	200,402	20,605

Expense

Programs	185,163	189,148	3,985

Interest on Debt	13,485	13,424	(61)

Total Expense	198,648	202,572	3,924

Surplus/(Deficit) Before Reserve	(18,850)	(2,170)	16,680

Reserve	1,000	–	(1,000)

Surplus/(Deficit)	(19,850)	(2,170)	17,680
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 23, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Interim Revenue Update

The 2022–23 total revenue outlook is $200.4 billion — $20.6 billion higher than projected in the 2022 Budget. Since the release of the 2022–23 Third Quarter Finances, total revenue has increased by $4.0 billion, due to higher projected taxation revenue, recognition of in-kind federal revenue associated with donated COVID-19 supplies and other non-tax revenue.

Table 3.3

Summary of 2022–23 Revenue Changes Since the 2022 Budget

($ Millions)
		Interim[1] 2022–23
2022 Budget Total Revenue		179,798

Revenue Changes in the 2022–23 First Quarter Finances		1,204

Revenue Changes in the 2022 Ontario Economic Outlook and Fiscal Review		5,820

Revenue Changes in the 2022–23 Third Quarter Finances		9,626

Revenue Changes Since the 2022–23 Third Quarter Finances
Personal Income Tax	2,050
Corporations Tax	303
Gasoline Tax and Fuel Tax	98
Employer Health Tax	90
All Other Taxes	18
Total Taxation Revenue		2,560
Government of Canada Transfers		422
Other Non-Tax Revenue		973
Total Revenue Changes Since the 2022–23 Third Quarter Finances		3,955

Total Revenue Changes Since the 2022 Budget		20,605

2023 Budget Total Revenue Outlook		200,402
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 23, 2023.

Source: Ontario Ministry of Finance.

The forecast for Total Taxation Revenue has increased by $2,560 million compared to the 2022–23 Third Quarter Finances. Key changes in the taxation revenue outlook include:

•

Personal Income Tax revenue increased by $2,050 million reflecting updates to capture the impact of recent stronger than expected income data as well as expectations for stronger employment and wages growth;

•	Corporations Tax revenue increased by $303 million due to stronger than expected corporate performance;

•	Gasoline Tax and Fuel Tax revenue increased by $98 million reflecting updated information from tax receipts in 2022–23;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Employer Health Tax revenue increased by $90 million due to expectations for stronger employment and wages growth; and

•	All Other Taxes combined increased by $18 million, mainly due to higher revenues from Tobacco Tax.

Government of Canada Transfers increased by $422 million, mainly due to the recognition of in-kind federal revenue associated with donated COVID-19 supplies, partially offset by a reprofiling of funding under the Investing in Canada Infrastructure Program.

Other Non-Tax Revenues increased by $973 million largely due to higher third-party revenue from the Broader Public Sector and higher revenue from fees, licences and permits, royalties, and miscellaneous revenues reflecting continued recovery from the COVID-19 pandemic.

Interim Expense Update

Since the release of the 2022 Budget, the government has made targeted investments throughout the fiscal year to continue to progress on Ontario’s Plan to Build while also investing in critical public services. The 2022–23 total expense outlook is $202.6 billion — $3.9 billion higher than the 2022 Budget.

Since the release of the 2022–23 Third Quarter Finances, the total program expense projection has increased by $0.6 billion, primarily due to additional other one-time expenses, partially offset by lower than projected ministry spending.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.4

Summary of 2022–23 Expense Changes Since the 2022 Budget

($ Millions)
		Interim[1] 2022–23
2022 Budget Total Expense		198,648

Total Expense Changes in the 2022–23 First Quarter Finances		105

Total Expense Changes in the 2022 Ontario Economic Outlook and Fiscal Review		15

Total Expense Changes in the 2022–23 Third Quarter Finances		3,229

Program Expense Changes Since the 2022–23 Third Quarter Finances
Base Programs[2]
Health Sector	(284)
Education Sector[3]	(47)
Postsecondary Education Sector	(75)
Children, Community and Social Services Sector	(92)
Justice Sector	313
Other Programs	(384)
Total Base Programs Expense Changes Since the 2022–23 Third Quarter Finances	(570)
COVID-19 Time-Limited Funding	(86)
Other One-Time Expenses	1,250
Total Program Expense Changes Since the 2022–23 Third Quarter Finances		594
Interest on Debt Change Since the 2022–23 Third Quarter Finances		(18)
Total Expense Changes Since the 2022–23 Third Quarter Finances		576

Total Expense Changes Since the 2022 Budget		3,924

2023 Budget Total Expense Outlook		202,572
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[2]	For presentation purposes in the 2023 Budget, one-time COVID-19-related spending in 2022–23 has been included within COVID-19 Time-Limited Funding.
[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 23, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

The following program expense changes are projected since the release of the 2022–23 Third Quarter Finances:

•

Health sector expense is projected to be $284 million lower, primarily due to delays in construction projects due to current market conditions, a decrease in Canadian Medical Protective Association fees, as well as lower forecasted expenses for demand-driven Ontario Public Drug Programs.

•

Education sector expense is projected to be $47 million lower, primarily due to school boards experiencing lower than forecasted non-government revenue and implementation timing of the Canada-wide Early Learning and Child Care Agreement, partially offset by increased school board spending, such as higher fuel costs for student transportation.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Postsecondary Education sector expense is projected to be $75 million lower, mainly due to lower than expected demand for student financial assistance.

•

Children, Community and Social Services sector expense is projected to be $92 million lower, primarily due to lower than expected demand for social assistance as a result of better than forecasted labour market conditions.

•	Justice sector expense is projected to be $313 million higher, primarily due to investments related to essential service delivery within courts, corrections and policing.

•	Other Programs expense is projected to be a net $384 million lower primarily due to the following key changes:

•

$402 million in lower than forecasted spending for the Ministry of Energy, primarily due to lower costs of delivering electricity price relief programs, because of updated fuel forecasts and milder weather; and

•	$121 million decrease in the Ministry of Transportation, primarily driven by timing changes in municipal transit infrastructure projects.

•	COVID-19 Time-Limited Funding expense is projected to be $86 million lower due to lower than required spending in various ministries.

Interest on debt expense is projected to be $18 million lower due to slightly lower borrowing costs than estimated in the 2022–23 Third Quarter Finances.

Prudence in 2022–23

The Contingency Fund is maintained to help mitigate expense risks that may adversely affect Ontario’s fiscal performance. For the remainder of 2022–23, the Contingency Fund has a current remaining balance of $1.75 billion, which is available to offset additional expenses that may materialize before the end of the fiscal year.

The 2022 Budget included a reserve of $1.0 billion in 2022–23, which was not required and has been drawn down at interim.

For the 2022–23 fiscal year, total COVID-19 Time-Limited Funding has decreased by $86 million since the 2022–23 Third Quarter Finances and is now projected to total $7.8 billion.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

The government is projecting a deficit of $1.3 billion in 2023–24, and surpluses of $0.2 billion in 2024–25 and $4.4 billion in 2025–26, a significant improvement from the 2022 Budget deficit outlook.

Medium-Term Revenue Outlook

Defining the Medium-Term Outlook Medium term represents the 2023 Budget projection for the Plan year (2023–24), or current year, and the following two fiscal years (2024–25 and 2025–26).

Total revenue is projected to increase from $200.4 billion in 2022–23 to $226.0 billion in 2025–26, for an average annual growth rate of 4.1 per cent. Revenue growth reflects the Ontario Ministry of Finance’s outlook for economic growth, based on private-sector forecasts.

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)
	Actual 2021–22	Interim[1]	Medium-Term Outlook
		2022–23	2023–24	2024–25	2025–26
Revenue
Personal Income Tax	46.8	52.8	56.0	58.7	62.0
Sales Tax	30.4	35.9	35.4	36.8	38.6
Corporations Tax	25.2	27.9	24.7	25.9	28.2
Ontario Health Premium	4.4	4.7	4.9	5.1	5.3
Education Property Tax	5.7	5.8	5.7	5.7	5.8
All Other Taxes	19.2	17.6	17.6	19.8	20.6
Total Taxation Revenue	131.7	144.7	144.2	152.1	160.4
Government of Canada	30.6	31.3	34.8	35.1	37.1
Income from Government Business Enterprises	6.4	6.5	6.3	6.7	8.5
Other Non-Tax Revenue	16.3	18.0	19.0	19.2	20.0
Total Revenue	185.1	200.4	204.4	213.0	226.0
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The primary driver of the forecast for Personal Income Tax (PIT) revenues is the outlook for growth in compensation of employees. Personal Income Tax revenue is projected to grow at an average annual rate of 5.5 per cent between 2022–23 and 2025–26.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The forecast for Sales Tax (ST) revenue is driven by the projection for household consumption spending. Average growth in ST revenue is 2.4 per cent between 2022–23 and 2025–26.

The forecast for Corporations Tax (CT) revenue is driven by the projection for net operating surplus of corporations. While CT revenue is projected to decline by 11.7 per cent in 2023–24 due to a slowdown in economic activity, CT revenue is projected to grow at an average annual rate of 6.8 per cent between 2023–24 and 2025–26.

The primary driver of the forecast for Ontario Health Premium revenue is the outlook for growth in compensation of employees. Ontario Health Premium revenue is projected to grow at an average annual rate of 4.4 per cent between 2022–23 and 2025–26.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to remain relatively stable over the term of the outlook, with assessment growth largely offset by the impact of previously announced measures, including the reduction in Business Education Tax (BET) rates.

Revenues from All Other Taxes are projected to increase at an average annual rate of 5.5 per cent between 2022–23 and 2025–26. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada transfers is largely based on existing federal–provincial funding agreements and formulas. Federal one-time transfers related to COVID-19 amounted to $1.7 billion in 2022–23. Federal transfers are projected to increase at an average annual rate of 5.9 per cent between 2022–23 and 2025–26, which includes an estimated $4.4 billion in new federal health funding over the medium term. The new federal health funding includes a one-time additional health care payment, time-limited funding for shared priorities and an enhancement of the Canada Health Transfer, in total representing an estimated $1.8 billion in 2023–24, $1.1 billion in 2024–25 and $1.5 billion in 2025–26.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates of net income for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), and the Ontario Lottery and Gaming Corporation (OLG). Net incomes of GBEs are projected to increase at an average annual rate of 9.4 per cent from 2022–23 to 2025–26. The strong growth mainly reflects the anticipated increase in net income from OLG, OPG and Hydro One.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and agencies. The outlook for Other Non-Tax Revenue is projected to increase at an average annual rate of 3.6 per cent from 2022–23 to 2025–26 largely due to the increase in third-party revenues from hospitals, school boards and colleges that are recognized in Ontario’s financial statements. It also reflects new revenue streams from newly consolidated agencies and higher revenue from existing ones, reflecting continued recovery from the COVID-19 pandemic.

Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast, as outlined in Chapter 2: Economic Performance and Outlook. Table 3.6 highlights some of the key risks and sensitivities to the 2023–24 revenue forecast that could arise from unexpected changes in economic conditions. These are only estimates; actual results can vary. The risks identified are based on factors that are considered to have the most material impact on the largest revenue sources.

Table 3.6

Selected Economic and Revenue Sensitivities

Economic Factors	Revenue Sources	2023–24 Sensitivities
Nominal GDP	Total Taxation Revenue	$1,295 million revenue change for each percentage point change in nominal GDP growth. This can vary significantly, depending on the composition and source of changes in GDP growth.
Compensation of Employees	Personal Income Tax; Ontario Health Premium; and Employer Health Tax	$876 million revenue change for each percentage point change in growth in compensation of employees.
Household Consumption Expenditures	Sales Tax	$257 million revenue change for each percentage point change in growth of household consumption expenditures.
Net Operating Surplus of Corporations	Corporations Tax	$236 million revenue change for each percentage point change in growth in net operating surplus of corporations.
Housing Resales and Resale Prices	Land Transfer Tax	$42 million revenue change for each percentage point change in growth of either housing resales or resale prices.
Ontario Population Share	Canada Health Transfer	$49 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Ontario Population Share	Canada Social Transfer	$16 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue Outlook Scenarios

To illustrate the potential impacts of elevated economic uncertainty, the Ontario Ministry of Finance has developed two alternative scenarios that the economy could take over the next several years (see Chapter 2: Economic Performance and Outlook for more details). Based on the two alternative nominal GDP growth economic scenarios, two taxation revenue outlook scenarios were developed. The Faster Growth and Slower Growth scenarios each represent a potential path intended to illustrate a broader range of possible outcomes depending on the pace of economic growth, but neither should be considered as the best case or the worst case.

Table 3.7

Ontario’s Taxation Revenue Scenarios

($ Billions)
	2023–24p	2024–25p	2025–26p
Faster Growth Scenario	149.8	160.3	171.1
Planning Projection	144.2	152.1	160.4
Slower Growth Scenario	140.6	146.3	152.8
p = Ontario Ministry of Finance Planning Projection and alternative scenarios. Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue over the medium term is $10.7 billion higher in 2025–26 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $7.6 billion lower.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Under the Faster Growth scenario, the surplus outlook would improve to $4.4 billion in 2023–24, $8.9 billion in 2024–25 and $16.0 billion in 2025–26. However, if the Slower Growth scenario materializes, the deficit outlook would deteriorate to $5.0 billion in 2023–24, $5.8 billion in 2024–25 and $3.8 billion in 2025–26.

Note that in these alternative outlook scenarios, program expenses are assumed to be unchanged compared to the medium-term expense outlook and only revenue and interest on debt are adjusted.

Chart 3.2

Ontario Medium-Term Outlook Based on Alternative Scenarios

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

The total expense outlook is projected to grow from $202.6 billion in 2022–23 to $217.5 billion in 2025–26.

Total program expense is projected to grow from $189.1 billion in 2022–23 to $202.5 billion in 2025–26, representing an annual average increase of 2.3 per cent. Base program expense is projected to increase by $27.4 billion over the same period, representing an annual average increase of 5.0 per cent.

Table 3.8

Summary of Medium-Term Expense Outlook

($ Billions)
	Actual	Interim[1]	Medium-Term Outlook
	2021–22	2022–23	2023–24	2024–25	2025–26
Base Programs[2]
Health Sector	69.6	74.9	81.0	84.2	87.6
Education Sector[3]	28.8	32.4	34.7	36.1	37.5
Postsecondary Education Sector	10.5	11.3	12.1	12.5	12.9
Children, Community and Social Services Sector	16.8	18.4	19.4	19.8	19.9
Justice Sector	4.7	5.5	5.4	5.4	5.3
Other Programs	29.2	32.6	38.1	38.4	39.3
Total Base Programs	159.6	175.1	190.6	196.4	202.5
COVID-19 Time-Limited Funding	10.9	7.8	–	–	–
Other One-Time Expenses	–	6.3	–	–	–
Total Programs	170.4	189.1	190.6	196.4	202.5
Interest on Debt	12.6	13.4	14.1	14.4	15.1
Total Expense	183.0	202.6	204.7	210.8	217.5
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[2]	For presentation purposes in the 2023 Budget, one-time COVID-19-related spending in 2021–22 and 2022–23 has been included within COVID-19 Time-Limited Funding.
[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

The government has made available COVID-19 Time-Limited Funding during the pandemic, including $7.8 billion in 2022–23. This funding will no longer be reported separately, starting in 2023–24. Additionally, in 2022–23, there are other significant one-time expenses of $6.3 billion projected, including for costs associated with ongoing land and land-related claims with Indigenous communities, where Ontario is in active negotiations, or claims are accepted for negotiation or are under review1. These one-time expenses are broken out to provide greater transparency regarding their temporary nature.

[1]	Potential liability for these claims is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

Chapter 3: Ontario’s Fiscal Plan and Outlook

In addition to these temporary initiatives, the government continues to invest in programs that serve the people of Ontario. Over the medium-term outlook, base program expense is projected to increase every year, growing at an average annual rate of 5.0 per cent from 2022–23 to 2025–26.

Chart 3.3

Program Expense Growth

[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Highlights of the changes to the program expense outlook over the medium term include the following:

•

Base Health sector expense is projected to increase from $74.9 billion in 2022–23 to $87.6 billion in 2025–26 — representing 5.4 per cent average annual growth over the period. The growth is primarily due to investments to:

•	Address the growing demands in the health sector, including funding for hospitals and cancer treatment services to respond to Ontario’s aging and growing population, and provide stability;

•	Support health human resources initiatives to optimize the existing workforce and recruit and retain health care providers;

•	Enhance emergency health services by reducing wait times;

•	Improve and reform the home and community care sector; and

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Support mental health and addictions services through the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System.

•

Base Education sector expense is projected to increase from $32.4 billion in 2022–23 to $37.5 billion in 2025–26 — representing 5.0 per cent average annual growth over the period. Key investments include:

•	Helping students catch up on learning through reading and math programs and modernizing the school curriculum;

•	Funding to support enrolment growth and commitments consistent with labour agreements reached; and

•	Funding to continue the implementation of the Canada-wide Early Learning and Child Care Agreement to reduce average out-of-pocket child care fees and enhance access to child care.

•

Base Postsecondary Education sector expense is projected to increase from $11.3 billion in 2022–23 to $12.9 billion in 2025–26 — representing 4.5 per cent average annual growth over the period. This is mainly due to:

•	Higher college sector spending from increased on-campus activities following the easing of public health restrictions;

•

Investments of over $428 million to support Health Human Resources needs including clinical education for nursing-related programs and expanding the number of medical school seats. The government is also providing supports through the Ontario Learn and Stay Grant; and

•

Investments in research and innovation to support productivity and economic growth, such as for the Sudbury Neutrino Observatory (SNOLAB), creating a Centre for Analytics at the Ontario Brain Institute and expanding the McMaster Nuclear Reactor.

•

Base Children, Community and Social Services sector expense is projected to increase from $18.4 billion in 2022–23 to $19.9 billion in 2025–26 — representing 2.7 per cent average annual growth over the period. This is mainly due to:

•

$1.4 billion over three years to annually adjust to inflation the core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program, starting in July 2023; and

•	$170 million over three years to support a new program for youth leaving the child welfare system aimed at improving their long-term outcomes and financial independence.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Base Justice sector expense is projected to decrease from $5.5 billion in 2022–23 to $5.3 billion in 2025–26. This is primarily due to obligations under the Crown Liability and Proceedings Act, 2019 in 2022–23, which are recorded annually and are not included in forecasted expenses beyond 2022–23. The government continues to make investments in the Justice sector for key initiatives such as the Guns, Gangs and Violence Reduction Strategy in order to protect public safety.

•	Base Other Programs expense is projected to increase from $32.6 billion in 2022–23 to $39.3 billion in 2025–26. Key changes include:

•	$3.5 billion over three years, beginning in 2023–24, as part of the government’s multi-year commitment to improve access to high-speed internet for every community across Ontario by the end of 2025;

•	$202 million per year starting in 2023–24 for the Homelessness Prevention Program and Indigenous Supportive Housing Program to help prevent and address homelessness;

•

$224 million in 2023–24 to support the development and expansion of brick-and-mortar training centres to train more workers for careers in the skilled trades and other in-demand jobs through the Skills Development Fund — Capital Stream;

•	$110 million over three years, beginning in 2023–24, to improve emergency readiness and enhance Ontario’s capacity to respond to emergencies; and

•	Adequate Contingency Funds to help address emerging needs and risks through the medium-term planning horizon.

The total expense outlook includes Interest on Debt expense, which is projected to increase from $13.4 billion in 2022–23 to $15.1 billion in 2025–26.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Advocating for a Flexible, Adequate, Fair and Sustainable Transfer System

Effective federal–provincial fiscal transfers are a key factor in Ontario’s long-term fiscal sustainability. In the past year, Ontario has engaged with the Government of Canada on a number of significant federal–provincial transfer agreements. Ontario continues to be a leader in advocating for a principle-based transfer system that is flexible, adequate, fair and sustainable in the long term, and that respects provincial jurisdiction.

Recently, the Government of Canada and the provinces and territories agreed on a framework to provide a modest enhancement to federal health funding. This represents a down payment from the Government of Canada that will help support the work Ontario is doing to transform the health care system, but Ontario’s incremental investments in health care in the 2023 Budget far exceed the additional federal health funding. The long-term pressures facing the health system continue to be a significant challenge to all provinces and territories, and Ontario will continue to advocate for sustainable federal support for health care in the years to come.

Ontario also continues to call on the Government of Canada to engage with provinces and territories in the near term to renew other fiscal arrangements. This includes modernization of and maintaining the top-up funding for the Labour Market Transfer Agreements (LMTAs) and renewal of federal infrastructure transfers in order to ensure continued federal support for the province’s ongoing critical investments to build Ontario.

Chart 3.4

Additional Federal Health Funding to Ontario

Note: The new federal health funding includes a one-time additional health care payment, time-limited funding for shared priorities and an enhancement of the Canada Health Transfer. Funding under existing Canada-Ontario agreements is not included (i.e., 10-year agreement on shared health priorities, including Home and Community Care and Mental Health and Addictions). All federal health funding amounts are notional and estimated based on population and nominal GDP forecasts, which are subject to change.

Source: Department of Finance Canada and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence Built into the Medium-Term Outlook

In keeping with sound fiscal planning practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook. Three external economic experts reviewed the Ontario Ministry of Finance’s economic assumptions and found them to be reasonable.2

Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $1.0 billion in 2023–24, $2.0 billion in 2024–25 and $4.0 billion in 2025–26. These increases reflect Ontario’s commitment to maintaining a prudent and flexible fiscal plan that can respond to elevated economic uncertainty, notably higher levels of inflation and the impact of higher interest rates on the economy.

In addition, the Contingency Fund is maintained to help mitigate expense risks that may adversely affect Ontario’s fiscal performance. The Contingency Fund in 2023–24 is set at $4.0 billion, reflecting the government’s cautious, prudent and responsible fiscal planning.

[2]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc.; and Stokes Economic Consulting, Inc.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Risks to the Expense Outlook

Table 3.9 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense and the public sector, causing variances in the overall fiscal forecast. These sensitivities illustrate possible effects on the government’s key programs and can vary, depending on the nature and composition of potential risks.

Table 3.9

Selected Expense Sensitivities

Program/Sector	2023–24 Assumption	2023–24 Sensitivities
Hospital Costs (base)[1]	Annual growth of 4.0 per cent	One per cent change in hospital costs: $238.3 million
COVID-19 Testing	Cost per additional 10,000 diagnostic tests/day (lab processing)	Additional 10,000 COVID-19 diagnostic tests: $0.52 million/day[2]
Ontario Health Insurance Plan (OHIP) (base)	Annual growth of 5.3 per cent	One per cent change in OHIP expense: $182.0 million
Home Care[3]	Approximately 36.8 million hours of personal support services Approximately 9.1 million nursing and therapy visits and 1.3 million nursing shifts	One per cent change in hours of personal support services: approximately $17.8 million One per cent change in all nursing and therapy visits: approximately $11.2 million
Elementary and Secondary Schools	Approximately 2,037 million average daily pupil enrolment	One per cent enrolment change: approximately $175 million
Ontario Works	235,777 average annual caseload	One per cent caseload change: approximately $28 million
Ontario Disability Support Program	387,538 average annual caseload	One per cent caseload change: approximately $63 million
Interest on Debt	Average cost of borrowing in 2023–24 is forecast to be 4.60 per cent	In the first full year, the impact of a 100 basis-point change in borrowing rates: approximately $600 million
[1]	Hospital costs are based on hospital operating transfer payments and exclude one-time funding for COVID-19 and consolidations.
[2]

Estimated cost per day is based on an average of $51.80 per test for tests conducted by the diagnostic lab network (lab processing only). Tests processed outside of the network are more expensive on a per-test basis.

[3]	Home Care statistics are based on a combination of 2021–22 and 2022–23 data and estimates.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government continues to be transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around the province’s economic outlook amid heightened economic uncertainty.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements, a call on a loan, or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the province’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2022–23 fiscal year will be disclosed as part of the Public Accounts of Ontario 2022–2023, to be released later this year.

Chapter 3: Ontario’s Fiscal Plan and Outlook

New Accounting Standards

The Public Sector Accounting Board (PSAB) has issued several changes to its standards for government financial reporting, including accounting for revenue, public–private partnerships, and purchased intangibles, which will impact the Public Accounts of Ontario 2023–2024. Where reasonably determinable, the government has included the estimated impact from the PSAB standards in this Budget.

Revenue

Section PS 3400, Revenue (PS 3400) provides guidance on the accounting and reporting for common types of revenue, except for government transfers, tax revenue, externally restricted revenues, investment income and income from government business enterprises/partnerships. It identifies two types of revenue transactions: exchange and non-exchange. Revenues from exchange transactions are recognized when or as the public-sector entities satisfy their performance obligation. In contrast, revenues from non-exchange transactions are recognized when the public-sector entities have authority to claim the revenue, and a past event giving rise to the claim has occurred. Previously, revenues were recognized in the fiscal year in which the events giving rise to the revenues occurred.

The adjustment on adoption of PS 3400 will have a favourable impact on both net debt and accumulated deficit for the province. Revenue streams requiring a change in the timing of revenue recognition have currently been identified and an estimate of the adjustment as a result of the transition to PS 3400 has been determined.

Public Private Partnerships

The Public Private Partnerships standard (PS 3160) provides guidance on the accounting and reporting for the assets procured via public private partnerships (P3), as well as any associated liabilities. P3s are arrangements where a private-sector partner is used to procure and finance infrastructure assets.

Ontario has identified and developed estimates for any P3 assets and liabilities that require recognition or measurement adjustments.

Purchased Intangible Assets

Amendments to Financial Statement Concepts (Section PS 1000) and Financial Statement Presentation (Section PS 1201) and new Public Sector Guideline (PSG) 8 (Purchased Intangible Assets) require purchased intangible assets to be capitalized. Purchased intangible assets are non-financial assets lacking physical substance that are purchased through an arm’s-length exchange transaction. The new requirements are being adopted by the province of Ontario on a prospective basis, meaning only intangible assets purchased on a go-forward basis are to be capitalized and amortized.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.10

Total Revenue

($ Millions)
	Actual 2020–21	Actual 2021–22	Interim[1] 2022–23	Plan 2023–24
Taxation Revenue
Personal Income Tax	40,333	46,750	52,841	55,982
Sales Taxes	26,576	30,357	35,860	35,350
Corporations Tax	17,775	25,227	27,928	24,668
Education Property Tax	6,040	5,713	5,804	5,725
Employer Health Tax	6,537	7,223	7,828	8,215
Ontario Health Premium	4,330	4,414	4,663	4,896
Gasoline Tax	1,898	2,202	2,030	2,222
Land Transfer Tax	3,698	5,827	4,150	3,529
Tobacco Tax	1,099	927	874	840
Fuel Tax	686	771	586	635
Beer, Wine and Spirits Taxes	624	624	626	617
Electricity Payments in Lieu of Taxes	563	666	547	538
Ontario Portion of the Federal Cannabis Excise Duty	106	215	253	269
Other Taxes	619	759	665	735
	110,884	131,675	144,657	144,222
Government of Canada
Canada Health Transfer	16,206	16,731	17,524	19,218
Canada Social Transfer	5,815	6,003	6,178	6,384
Equalization	–	–	–	421
Infrastructure Programs	769	562	863	1,206
Labour Market Programs	1,323	1,476	1,180	931
Social Housing Agreement	338	305	263	218
Other Federal Payments	9,014	5,091	4,728	5,996
Direct Transfers to Broader Public Sector Organizations	459	439	522	470
	33,924	30,607	31,259	34,844
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,539	2,543	2,441	2,452
Ontario Power Generation Inc./Hydro One Ltd.	2,044	2,151	1,460	1,126
Ontario Lottery and Gaming Corporation	359	1,561	2,384	2,574
Ontario Cannabis Store	67	186	225	194
	5,009	6,441	6,510	6,345

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10

Total Revenue (continued)

($ Millions)
	Actual 2020–21	Actual 2021–22	Interim[1] 2022–23	Plan 2023–24
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	7,790	9,688	10,385	11,104
Vehicle and Driver Registration Fees[2]	1,952	33	1,208	1,131
Miscellaneous Other Non-Tax Revenue	1,857	2,625	1,900	1,943
Other Fees and Licences	1,017	1,174	1,403	1,518
Sales and Rentals	680	1,046	1,630	1,847
Reimbursements	1,277	1,233	1,039	1,048
Royalties	359	468	364	322
Power Supply Contract Recoveries	116	67	46	43
Net Reduction of Power Purchase Contracts	28	5	–	–
	15,076	16,339	17,976	18,956
Total Revenue	164,893	185,062	200,402	204,367
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[2]	Vehicle and Driver Registration Fees in 2021–22 reflect the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2

($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Interim[3] 2022–23	Plan 2023–24
Agriculture, Food and Rural Affairs (Base)	288	283	312	350.3
Demand-Driven Risk Management and Time-Limited Programs	458	358	532	472.1
COVID-19 Time-Limited Funding[4]	41	32	30	–
Agriculture, Food and Rural Affairs (Total)	787	674	874	822.4
Attorney General (Base)	1,523	1,622	1,869	1,919.2
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	60	49	101	–
One-Time Accounting Adjustment for the Victim Fine Surcharges Program	196	–	–	–
COVID-19 Time-Limited Funding[4]	71	145	–	–
Attorney General (Total)	1,850	1,816	1,970	1,919.2
Board of Internal Economy (Base)	248	283	305	304.8
Provision for the Costs of General Election	–	–	100	–
COVID-19 Time-Limited Funding[4]	0	2	–	–
Board of Internal Economy (Total)	248	284	405	304.8
Children, Community and Social Services (Base)	16,994	16,777	18,380	19,360.8
COVID-19 Time-Limited Funding[4]	440	293	23	–
Children, Community and Social Services (Total)	17,433	17,071	18,403	19,360.8
Citizenship and Multiculturalism (Base)	23	33	58	64.1
COVID-19 Time-Limited Funding[4]	–	3	3	–
Citizenship and Multiculturalism (Total)	23	36	60	64.1
Colleges and Universities (Base)	8,767	9,539	10,243	10,757.2
Student Financial Assistance	766	954	1,091	1,357.7
COVID-19 Time-Limited Funding[4]	292	117	11	–
Colleges and Universities (Total)	9,826	10,610	11,345	12,114.8
Economic Development, Job Creation and Trade (Base)	162	164	165	188.9
Tax Credits for Research and Development and Regional Investment[5]	218	304	321	299.2
Ontario Made Manufacturing Investment Tax Credit	–	–	–	215.0
Time-Limited Investments	187	157	503	606.8
Bad Debt Expense	211	–	–	–
COVID-19 Time-Limited Funding[4]	3,106	360	46	–
Economic Development, Job Creation and Trade (Total)	3,885	985	1,035	1,309.8
Education (Base)	28,389	28,837	32,394	34,712.1
Teachers’ Pension Plan	1,607	1,610	1,662	1,711.0
COVID-19 Time-Limited Funding[4]	2,885	1,060	969	–
Education (Total)	32,881	31,507	35,025	36,423.1
Energy (Base)	229	240	254	281.8
Electricity Cost-Relief Programs	5,539	6,313	5,946	6,516.8
COVID-19 Time-Limited Funding[4]	906	274	–	–
Energy (Total)	6,674	6,827	6,199	6,798.6
Environment, Conservation and Parks (Base)	632	687	725	782.6
COVID-19 Time-Limited Funding[4]	3	16	17	–
Environment, Conservation and Parks (Total)	635	703	742	782.6

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Interim[3] 2022–23	Plan 2023–24
Executive Offices (Base)	45	49	55	60.8
Time-Limited Assistance	2	–	–	–
COVID-19 Time-Limited Funding[4]	6	2	–	–
Executive Offices (Total)	53	51	55	60.8
Finance (Base)	703	751	908	1,006.0
Investment Management Corporation of Ontario[6]	128	210	259	298.8
Ontario Municipal Partnership Fund	502	502	502	501.9
Temporary and Other Local Assistance	21	21	21	81.0
Power Supply Contract Costs	116	67	46	42.9
COVID-19 Time-Limited Funding[4]	440	231	–	–
Finance (Total)	1,909	1,781	1,736	1,930.6
Francophone Affairs (Base)	5	7	7	7.7
Time-Limited Investments	–	–	1	–
COVID-19 Time-Limited Funding[4]	1	2	–	–
Francophone Affairs (Total)	6	9	8	7.7
Health (Total)[7]	59,878	64,269	68,368	72,709.6
COVID-19 Health Response[8]	5,082	6,167	4,922	–
Indigenous Affairs (Base)	64	85	120	133.2
One-Time Investments Including Settlements	149	152	5,025	–
COVID-19 Time-Limited Funding[4]	42	4	–	–
Indigenous Affairs (Total)	256	241	5,145	133.2
Infrastructure (Base)	171	163	304	601.8
Federal–Provincial Infrastructure Programs	161	267	365	492.2
Broadband	67	75	179	783.2
Waterfront Toronto Revitalization (Port Lands Flood Protection)	103	156	25	–
Municipal Infrastructure Program Investments	197	399	396	398.4
Realty	1,099	1,156	1,172	1,194.3
COVID-19 Time-Limited Funding[4]	9	10	–	–
Infrastructure (Total)	1,807	2,226	2,442	3,469.8
Labour, Immigration, Training and Skills Development (Base)	170	102	243	236.4
Training Tax Credits (Co-operative Education and Apprenticeship Training)[9]	98	105	68	93.5
Demand-Driven Employment and Training Programs	1,173	955	1,224	1,454.2
COVID-19 Time-Limited Funding[4]	33	794	475	–
Labour, Immigration, Training and Skills Development (Total)	1,473	1,957	2,009	1,784.1
Long-Term Care (Total)[10]	4,514	5,300	6,513	8,299.7
Mines (Base)	85	135	163	172.3
One-Time Accounting Adjustment for Contaminated Sites	–	183	100	–
COVID-19 Time-Limited Funding[4]	0	–	–	–
Mines (Total)	86	318	263	172.3
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Interim[3] 2022–23	Plan 2023–24
Municipal Affairs and Housing (Base)	485	486	553	767.5
Time-Limited Investments	224	351	415	480.0
Social Housing Agreement — Payments to Service Managers[11]	313	281	210	198.2
COVID-19 Time-Limited Funding[4]	2,707	330	391	–
Municipal Affairs and Housing (Total)	3,729	1,447	1,570	1,445.6
Natural Resources and Forestry (Base)	505	607	612	688.3
Emergency Forest Firefighting	115	237	100	135.0
One-Time Accounting Adjustment for Landfills	202	–	–	–
COVID-19 Time-Limited Funding[4]	13	12	–	–
Natural Resources and Forestry (Total)	835	857	712	823.2
Northern Development (Base)	583	605	687	725.3
COVID-19 Time-Limited Funding[4]	0	41	–	–
Northern Development (Total)	583	646	687	725.3
Public and Business Service Delivery (Base)	549	629	1,211	1,130.6
COVID-19 Time-Limited Funding[4]	414	141	89	–
Public and Business Service Delivery (Total)	963	770	1,300	1,130.6
Seniors and Accessibility (Base)	55	53	63	64.9
Time-Limited Investments	–	–	1	–
Seniors Tax Credits (Home Safety and Care at Home)[12]	10	30	164	120.0
COVID-19 Time-Limited Funding[4]	151	43	15	–
Seniors and Accessibility (Total)	216	127	243	184.9
Solicitor General (Base)	2,807	2,981	3,529	3,431.1
COVID-19 Time-Limited Funding[4]	94	150	2	–
Solicitor General (Total)	2,901	3,131	3,531	3,431.1
Tourism, Culture and Sport (Base)	691	858	843	840.2
Ontario Cultural Media Tax Credits	512	693	833	906.1
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	65	84	51	–
COVID-19 Time-Limited Funding[4]	120	257	200	–
Tourism, Culture and Sport (Total)	1,388	1,893	1,927	1,746.3
Transportation (Base)	4,646	5,172	6,066	6,179.5
Federal–Provincial Infrastructure Programs	449	231	353	729.2
COVID-19 Time-Limited Funding[4]	2,188	369	585	–
Transportation (Total)	7,283	5,773	7,004	6,908.7
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Interim[3] 2022–23	Plan 2023–24
Treasury Board Secretariat (Base)	296	315	366	497.4
Employee and Pensioner Benefits	1,485	2,633	1,286	1,260.7
One-Time Investments	–	–	1,250	–
Operating Contingency Fund	–	–	1,653	3,893.7
Capital Contingency Fund	–	–	97	106.3
COVID-19 Time-Limited Funding[4]	3	2	1	–
Treasury Board Secretariat (Total)	1,784	2,950	4,654	5,758.1
Interest on Debt[13]	12,308	12,587	13,424	14,058.0
Total Expense	181,297	183,011	202,572	204,680.0
[1]	Numbers reflect current ministry structure.
[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[3]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[4]	In the 2021 Budget, the government made available COVID-19 Time-Limited Funding. This funding will no longer be reported separately, starting 2023–24.
[5]

Includes the estimated cost of tax credit claims for the Ontario Innovation Tax Credit, Ontario Business-Research Institute Tax Credit and the Regional Opportunities Investment Tax Credit (ROITC). Figures from 2020–21 to 2022–23 include tax credit amounts related to prior years, except for the ROITC in 2020–21. $35 million in 2022–23 was previously shown under COVID-19 Time-Limited Funding.

[6]	Based on the requirements of Public Sector Accounting Standards, the government consolidates the Investment Management Corporation of Ontario into the Ontario Ministry of Finance.
[7]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[8]

For presentation purposes in the 2023 Budget, Time-Limited COVID-19-related health response spending has been included separately for 2020–21 to 2022–23, instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care.

[9]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2020–21 to 2022–23 include tax credit amounts related to prior years.

[10]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.5 billion for interim 2022–23 and $5.2 billion in 2023–24.

[11]	The annual decline from 2020–21 to 2023–24 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[12]	$25 million of Seniors Tax Credits in 2022–23 was previously shown under COVID-19 Time-Limited Funding.
[13]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $321 million in 2021–22, $479 million in 2022–23 and $573 million in 2023–24.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.5

Composition of Total Revenue, 2023–24

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chart 3.6

Composition of Total Expense, 2023–24

[1]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Infrastructure Expenditures

($ Millions)
Sector	Total Infrastructure Expenditures Interim[1,2] 2022–23	2023–24 Plan
		Investment in Capital Assets[3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	6,837	6,195	1,276	7,471
Provincial Highways	2,790	3,098	95	3,193
Other Transportation, Property and Planning	237	157	79	236
Health
Hospitals	3,186	3,348	1	3,349
Other Health	406	77	504	581
Education	2,944	2,777	226	3,003
Postsecondary Education
Colleges and Other	894	614	90	705
Universities	117	–	124	124
Social	342	32	337	369
Justice	516	790	11	801
Other Sectors[5]	2,345	1,121	2,546	3,667
Total Infrastructure Expenditures	20,615	18,210	5,289	23,499
Less: Other Partner Funding[6]	3,264	2,560	304	2,864
Total[7]	17,351	15,650	4,985	20,635
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.
[2]	Includes provincial investment in capital assets of $11.9 billion.
[3]	Includes $573 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal–Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.13

10-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2014–15	2015–16	2016–17
Revenue	126,152	136,148	140,734
Expense
Programs	126,199	129,905	131,442
Interest on Debt[3]	11,221	11,589	11,727
Total Expense	137,420	141,494	143,169
Reserve	–	–	–
Surplus/(Deficit)	(11,268)	(5,346)	(2,435)
Net Debt	294,557	306,357	314,077
Accumulated Deficit	196,665	203,014	205,939
Gross Domestic Product (GDP) at Market Prices	727,042	760,435	790,749
Primary Household Income	490,423	512,570	520,486
Population (000s) — July[4]	13,618	13,707	13,875
Net Debt per Capita (dollars)	21,631	22,350	22,636
Household Income per Capita (dollars)	36,014	37,394	37,511
Net Debt as a Per Cent of Revenue	233.5%	225.0%	223.2%
Interest on Debt as a Per Cent of Revenue	8.9%	8.5%	8.3%
Net Debt as a Per Cent of GDP	40.5%	40.3%	39.7%
Accumulated Deficit as a Per Cent of GDP	27.1%	26.7%	26.0%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue. This restatement is fiscally neutral.

[3]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $321 million in 2021–22, $479 million in 2022–23 and $573 million in 2023–24.
[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2017–18, the population on July 1, 2017, is shown).
[5]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat, and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2017–18	2018–19	2019–20	2020–21	Actual 2021–22	Interim[5] 2022–23	Plan 2023–24
150,594	153,700	156,096	164,893	185,062	200,402	204,367

142,344	148,732	152,253	168,989	170,424	189,148	190,622
11,922	12,403	12,515	12,308	12,587	13,424	14,058
154,266	161,135	164,768	181,297	183,011	202,572	204,680
–	–	–	–	–	–	1,000
(3,672)	(7,435)	(8,672)	(16,404)	2,051	(2,170)	(1,313)
323,834	338,496	353,332	373,564	380,415	395,785	406,411
209,023	216,642	225,764	239,294	236,857	242,763	243,438
824,979	860,104	893,224	866,981	956,707	1,046,883	1,076,440
541,501	567,484	593,065	592,460	644,263	705,280	738,162
14,070	14,309	14,545	14,726	14,809	15,109	15,366
23,016	23,657	24,293	25,368	25,688	26,195	26,449
38,486	39,660	40,775	40,232	43,504	46,678	48,039
215.0%	220.2%	226.4%	226.5%	205.6%	197.5%	198.9%
7.9%	8.1%	8.0%	7.5%	6.8%	6.7%	6.9%
39.3%	39.4%	39.6%	43.1%	39.8%	37.8%	37.8%
25.3%	25.2%	25.3%	27.6%	24.8%	23.2%	22.6%

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

As Ontario continues on its path to balance the budget, the borrowing program remains responsibly and prudently managed to minimize interest on debt (IOD) costs.

Ontario completed $32.1 billion in long-term borrowing in 2022–23. This is $9.3 billion lower than anticipated in the 2022 Budget forecast, as a result of lower than projected deficits. The 2023–24 and 2024–25 long-term public borrowing forecasts are $27.5 billion and $28.7 billion, a decrease of $17.1 billion and $10.2 billion from the 2022 Budget forecast, respectively.

Ontario is forecast to pay $13.4 billion in interest costs in 2022–23, $14.1 billion in 2023–24 and $14.4 billion in 2024–25, down from the 2022 Budget forecasts of $13.5 billion, $14.3 billion and $14.9 billion, respectively. These lower interest costs total a cumulative savings of $0.8 billion over three years and are a result of smaller borrowing programs, partially offset by higher than projected interest rates.

Had the borrowing program stayed the same as in the 2022 Budget, given higher interest rates forecast today, interest on debt would have been $0.3 billion higher in 2022–23, $0.7 billion higher in 2023–24 and $0.7 billion higher in 2024–25.

Ontario’s net debt-to-GDP ratio is now forecast to be 37.8 per cent in 2022–23 and 2023–24, and 37.7 per cent in 2024–25, down 3.6 percentage points for each fiscal year, respectively, from the forecasts of 41.4 per cent for 2022–23 and 2023–24, and 41.3 per cent for 2024–25 in the 2022 Budget.

Ontario’s net debt-to-revenue is forecast to be 198 per cent in 2022–23, 199 per cent in 2023–24 and 197 per cent in 2024–25, a decrease of 40 percentage points for 2022–23 and 2023–24, and 41 percentage points for 2024–25, from the 2022 Budget forecast.

Ontario’s interest on debt-to-revenue is forecast to be 6.7 per cent in 2022–23, 6.9 per cent in 2023–24, and 6.8 per cent in 2024–25, a decrease of 0.8 percentage points, 0.7 percentage points, and 0.8 percentage points, respectively, from the 2022 Budget forecast.

161

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s borrowing program is primarily used to refinance maturing debt, make investments in capital assets and fund deficits, when applicable. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Table 4.1 2022–23 Borrowing Program and Medium-Term Outlook ($ Billions)
		2022–23		Medium-Term Outlook
	2022 Budget	Change from 2022 Budget	Interim[1] 2022–23	2023–24	2024–25	2025–26

Deficit/(Surplus)	19.9	(17.7)	2.2	1.3	(0.2)	(4.4)

Investment in Capital Assets	13.4	(1.5)	11.9	13.6	18.6	18.8

Non-Cash and Cash Timing Adjustments	(9.7)	(8.1)	(17.8)	(9.2)	(11.7)	(14.0)

Loans to Infrastructure Ontario	(0.1)	(0.1)	(0.2)	0.1	0.1	0.2

Other Net Loans/Investments	0.7	(0.8)	(0.1)	0.1	(1.0)	(0.2)

Debt Maturities/Redemptions	30.5	0.0	30.6	31.2	27.9	33.1

Total Funding Requirement	54.7	(28.1)	26.6	37.0	33.7	33.4

Decrease/(Increase) in Short-Term Borrowing	(3.0)	4.3	1.3	–	–	–

Increase/(Decrease) in Cash and Cash Equivalents	–	–	–	5.0	(5.0)	–

Pre-borrowing in 2021–22 for 2022–23	(10.3)	–	(10.3)	–	–	–

Pre-borrowing for 2023–24	–	14.5	14.5	(14.5)	–	–

Total Long-Term Borrowing	41.5	(9.3)	32.1	27.5	28.7	33.4
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario’s long-term borrowing requirement for 2022–23 decreased by $9.3 billion from the 2022 Budget forecast. This is primarily due to the stronger financial results reported in the Public Accounts of Ontario 2021–2022, the lower than forecast deficit for 2022–23, and is partially offset by pre-borrowing for 2023–24. Ontario has completed long-term borrowing for 2022–23 of $32.1 billion, including $14.5 billion in pre-borrowing for 2023–24.

The 2022 Budget forecasted an increase of $3.0 billion in short-term borrowing in 2022–23 and 2023–24. However, the lower deficit allowed Ontario to decrease the amount outstanding in its short-term borrowing program by $1.3 billion in 2022–23 and to leave it unchanged in 2023–24. This resulted in a net $4.3 billion reduction in the short-term borrowing program in 2022–23 compared to the 2022 Budget forecast.

Chapter 4: Borrowing and Debt Management

The total long-term borrowing requirements for 2022–23 through 2024–25 are now forecast to be a cumulative $36.6 billion lower than forecast in the medium-term outlook in the 2022 Budget. This includes a decrease of $17.1 billion for 2023–24 and $10.2 billion for 2024–25. Ontario’s cash balance will increase by $5.0 billion in 2023–24 in anticipation of the need to pay down large debt maturities in early 2024–25.

Had the borrowing program stayed the same as in the 2022 Budget, given higher interest rates forecast today, interest on debt would have been $0.3 billion higher in 2022–23, $0.7 billion higher in 2023–24 and $0.7 billion higher in 2024–25. Ontario’s annual long-term borrowing program in 2023–24 is forecast to be the lowest borrowing program since 2016–17.

In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change (see Chapter 3: Ontario’s Fiscal Plan and Outlook for more details, and a description of the resulting alternative medium-term outlook scenarios). Under the Faster Growth scenario, long-term borrowing would decrease by a total of $26.0 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $17.9 billion over the same period.

Chart 4.1

Borrowing Outlook Scenarios for Long-Term Borrowing

Sources: Ontario Financing Authority and Ontario Ministry of Finance.

163

Chapter 4: Borrowing and Debt Management

Approximately 88 per cent of 2022–23 borrowing was completed in Canadian dollars, primarily through 30 syndicated issues and two Green Bonds. This percentage is above Ontario’s target range for domestic borrowing of 65 to 80 per cent for the 2022–23 fiscal year. Based on the combined experience of the last five fiscal years, Ontario’s target range for domestic borrowing will be 75 to 90 per cent in 2023–24. Ontario will adjust, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency markets.

Chart 4.2

2022–23 Borrowing

*Face value $2.5 billion.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the government will continue to have access to capital even if domestic market conditions become challenging. Approximately $3.7 billion, or 12 per cent of this year’s long-term borrowing, was completed in foreign currencies, primarily in U.S. dollars.

Chart 4.3

Domestic and International Borrowing

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

165

Chapter 4: Borrowing and Debt Management

Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $15.0 billion issued since 2014–15, with $13.0 billion outstanding.

Chart 4.4

Green Bond Allocation by Framework Category

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

On February 28, 2023, Ontario issued its second Green Bond in 2022–23, and thirteenth Green Bond overall. This issue was for $1.5 billion and followed a $1.0 billion issue in October 2022. Five projects were selected to receive funding from the most recent Green Bond. This included four Clean Transportation projects and one project under the Energy Efficiency and Conservation framework category:

•	GO Transit Expansion;

•	Hazel McCallion Light Rail Transit;

•	Ontario Line Subway;

•	Scarborough Subway Extension; and

•	Macdonald Block Reconstruction.

Chapter 4: Borrowing and Debt Management

Ontario is updating its Green Bond Framework. The update will include better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2023–24.

Chart 4.5

Ontario’s Green Bond Issues

Source: Ontario Financing Authority.

Ontario is currently the largest issuer of Canadian dollar Green Bonds, which capitalizes on the government’s ability to raise funds at low interest rates and serve as an important tool to help finance public transit initiatives, extreme-weather resistant infrastructure, and energy efficiency and conservation projects.

Chapter 4: Borrowing and Debt Management

Cost of Debt

After a three-decade decline, interest rates have risen as central banks, including the Bank of Canada and the U.S. Federal Reserve, have raised overnight interest rates. This has impacted Ontario’s IOD costs. Chart 4.6 shows that while the effective interest rate has begun to rise, the interest rate on the total debt portfolio remains low in historical terms due to Ontario’s decision to lock in long-term rates and extend the term of its debt since the Global Financial Crisis in 2007–08.

Chart 4.6

Effective Interest Rate (Weighted Average) on Total Debt

Sources: Public Accounts of Ontario (1990–1991 to 2021–2022) and Ontario Financing Authority.

The overall increase in interest rates has resulted in Ontario’s projected cost of borrowing in 2022–23 going up by 60 basis points to 4.00 per cent from the 3.40 per cent forecast in the 2022 Budget. A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs of approximately $600 million in the first full year, if the size of the borrowing program remains unchanged from the current projection.

Chapter 4: Borrowing and Debt Management

Chart 4.7 shows the average borrowing rates on debt issued in 2022–23 and the forecast used to estimate the future cost of borrowing or IOD expense.

Chart 4.7

Comparison of Average Annual Ontario Borrowing Rates

Source: Ontario Financing Authority.

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Chapter 4: Borrowing and Debt Management

Ontario is forecast to pay $13.4 billion in interest costs in 2022–23, $14.1 billion in 2023–24, and $14.4 billion in 2024-25, down from the 2022 Budget forecasts of $13.5 billion, $14.3 billion and $14.9 billion, respectively. These lower interest costs total a cumulative savings of $0.8 billion over three years and are a result of smaller borrowing programs, partially offset by higher than projected interest rates. IOD in 2025–26 is forecast to be $15.1 billion. IOD remains Ontario’s fourth-largest expense after health care, education and social services.

Chart 4.8

Comparison of Interest on Debt Expense Forecast

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario has continued to extend the term of its debt, when investor demand allowed, to reduce refinancing risk on maturing debt. This also protects the IOD forecast in the long term, against further increases in interest rates. Ontario has issued $124.2 billion of bonds, or more than one-quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $10.3 billion in 2022–23.

With interest rates rising but still low compared to the period preceding the Global Financial Crisis in 2007–08, and a large borrowing program and debt portfolio, the current plan is to maintain the term of Ontario’s debt at no lower than the level it has been at since 2014–15. The success Ontario has had in extending the term of its debt from the time of the Global Financial Crisis leaves it with flexibility going forward. The rise in long-term interest rates will continue to be monitored to determine whether a modest change to Ontario’s debt term strategy is appropriate in the future.

Chart 4.9

Weighted-Average Term of Borrowings

Source: Ontario Financing Authority.

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Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, invest in capital assets, refinance maturing debt and pay interest.

With the onset of the COVID-19 pandemic, Ontario had built larger cash reserves due to growth in the borrowing program. Starting in 2022–23, Ontario began to bring liquid reserves back to pre-COVID-19 pandemic levels, as shown in Chart 4.10. Cash reserves also allow the government to quickly respond to any unforeseen borrowing market, economic or geopolitical events.

Chart 4.10

Average Unrestricted Liquid Reserve Levels

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Debt Burden Reduction Strategy

The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. In addition to a path to balance by 2024–25, three years earlier than projected in the 2022 Budget, Ontario has made positive progress towards each of the existing targets in its debt burden reduction strategy. This progress has allowed Ontario to lower the targets from those set in the 2022 Budget.

Making Progress on Debt Burden Reduction Strategy

The 2023 Budget includes an updated debt burden reduction strategy, with new targets over the medium-term outlook for the relevant measures of debt sustainability. These targets are updated annually, based on the latest economic outlook, to ensure Ontario is making positive progress towards reducing the debt burden. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower Ontario’s cost of borrowing. This would result in less money being required to pay for interest on debt, while freeing up resources for other priorities. The new targets are for:

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)
	2022 Budget Target	2022 Budget 2022–23	2023 Budget Target	2023 Budget 2022–23	2023 Budget 2023–24
Net Debt-to-GDP	<42.0	41.4	<40.0	37.8	37.8
Net Debt-to-Revenue	<250	238	<200	198	199
Interest on Debt-to-Revenue	<8.0	7.5	<7.5	6.7	6.9

Note: Further review has determined that the fourth debt sustainability measure introduced in the 2022 Budget, debt maturities-to-net debt, did not effectively supplement the three other debt sustainability measures, so it will no longer be targeted.

Source: Ontario Financing Authority.

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Ontario’s 2022–23 net debt-to-GDP ratio is now forecast to be 37.8 per cent, a decrease of 3.6 percentage points from the forecasted 41.4 per cent in the 2022 Budget. This was due to lower than previously projected deficits and higher nominal GDP growth. This ratio measures the relationship between a government’s obligations and its ability to meet them, indicating the burden of government debt as a share of the economy. Ontario’s net debt-to-GDP is now forecast to be 37.8 per cent in 2023–24, 37.7 per cent in 2024–25 and 36.9 per cent in 2025–26. Over the medium-term outlook, the net debt-to-GDP ratio is forecast to remain below the new target of 40.0 per cent, down from the 2022 Budget target of 42.0 per cent.

Chart 4.11

Net Debt-to-GDP

Note: See Chapter 3: Ontario’s Fiscal Plan and Outlook for details on the Faster Growth and Slower Growth Scenarios.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

The net debt-to-revenue ratio is projected to be 198 per cent in 2022–23, 40 percentage points below the 238 per cent forecast in the 2022 Budget. This ratio is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment. Over the medium-term outlook, this ratio is forecast to be 199 per cent in 2023–24, 197 per cent in 2024–25 and 190 per cent in 2025–26. Ontario’s new target for this ratio is to remain below 200 per cent, down from the 2022 Budget target of 250 per cent.

Chart 4.12

Net Debt-to-Revenue

Note: See Chapter 3: Ontario’s Fiscal Plan and Outlook for details on the Faster Growth and Slower Growth Scenarios.

Sources: Public Accounts of Ontario (1990–1991 to 2021–2022) and Ontario Financing Authority.

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Chapter 4: Borrowing and Debt Management

The IOD-to-revenue ratio is forecast to be 6.7 per cent in 2022–23, 0.8 percentage point lower than the 7.5 per cent forecast in the 2022 Budget. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. The new target for this ratio is to stay below 7.5 per cent, down from the 2022 Budget target of 8.0 per cent. Despite increases in deficits and borrowing requirements caused by the COVID-19 pandemic, IOD-to-revenue over the medium term continues to remain lower than forecasted in the pre-pandemic 2019 Budget. This ratio is forecast to remain below the peak of 9.1 per cent reached last decade during the recovery from the Global Financial Crisis and is significantly lower than the levels in the early 1990s through to the mid-2000s.

Chart 4.13

Interest on Debt-to-Revenue

Note: See Chapter 3: Ontario’s Fiscal Plan and Outlook for details on the Faster Growth and Slower Growth Scenarios.

Sources: Public Accounts of Ontario (1990–1991 to 2021–2022) and Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Consolidated Financial Tables

Table 4.3

Net Debt and Accumulated Deficit

($ Millions)

	Actual				Interim[1]	Plan

	2018–19	2019–20	2020–21	2021–22	2022–23	2023–24

Debt[2]

Publicly Held Debt
Bonds[3]	334,940	349,088	382,169	400,182	403,644	401,121
Treasury Bills	17,546	19,175	24,097	22,301	22,276	22,276
U.S. Commercial Paper[3]	3,863	3,891	0	1,735	460	460
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	292	264	250	231	217	202
Total Publicly Held Debt	356,941	372,718	406,816	424,749	426,897	424,359
Non-Public Debt	11,039	10,010	9,318	8,766	8,678	7,943
Total Debt	367,980	382,728	416,134	433,515	435,575	432,302
Less: Holdings of Ontario Bonds and Treasury Bills	(13,716)	(9,938)	(11,122)	(7,098)	(6,407)	(42)
Revised Total Debt	354,264	372,790	405,012	426,417	429,168	432,260
Cash and Temporary Investments Excluding Broader Public Sector[5]	(26,250)	(25,140)	(34,505)	(37,678)	(44,440)	(55,805)
Total Debt Net of Cash and Temporary Investments	328,014	347,650	370,507	388,739	384,728	376,455
Other Net (Assets)/Liabilities[6]	(3,422)	(8,217)	(9,505)	(20,032)	(3,627)	15,859
Broader Public Sector Net Debt	13,904	13,899	12,562	11,708	14,684	14,097
Net Debt	338,496	353,332	373,564	380,415	395,785	406,411
Non-Financial Assets[7]	(121,854)	(127,568)	(134,270)	(143,558)	(153,022)	(162,973)
Accumulated Deficit	216,642	225,764	239,294	236,857	242,763	243,438
[1]	Interim represents the 2022 Budget projection for the 2022–23 fiscal year.
[2]	Includes debt issued by Ontario and all government organizations, including the Ontario Electricity Financial Corporation (OEFC).
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO’s debt is composed of Infrastructure Renewal Bonds. IO’s debt is not guaranteed by Ontario.
[5]	Cash and temporary investments excludes any holdings in Ontario bonds and T-bills.
[6]

Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[7]	Non-financial assets include the tangible capital assets of Ontario, including the broader public sector.

 Sources: Ontario Financing Authority and Ontario Ministry of Finance.

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Table 4.4

Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Millions)

	2023–24	2024–25	2025–26

Total Debt	432,302	433,254	433,697

Cash and Temporary Investments	(55,847)	(50,847)	(50,847)

Total Debt Net of Cash and Temporary Investments	376,455	382,407	382,850

Other Net (Assets)/Liabilities	15,859	24,065	31,674

Broader Public Sector Net Debt	14,097	13,854	15,345

Net Debt	406,411	420,326	429,869

Non-Financial Assets	(162,973)	(177,102)	(191,076)

Accumulated Deficit	243,438	243,224	238,793

 Note: Numbers may not add due to rounding.

 Source: Ontario Ministry of Finance.

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on tax measures and other legislative initiatives proposed or implemented in this Budget.

Ensuring Competitive Taxes for Industry

Introducing the New Ontario Made Manufacturing Investment Tax Credit

The government is proposing the new Ontario Made Manufacturing Investment Tax Credit. It is a new 10 per cent refundable Corporate Income Tax credit for capital investments in buildings, machinery and equipment used in manufacturing or processing to continue to bring back manufacturing to Ontario.

Eligible Corporations

The credit would be available to Canadian-controlled private corporations (CCPCs) that make qualifying investments and that have a permanent establishment in Ontario.

For the purposes of this credit, a permanent establishment means a fixed place of business including an office, a factory or a workshop.

Qualifying Investments

Qualifying investments would be expenditures for certain capital property included in Class 1 or Class 53 for capital cost allowance (CCA) purposes.

Class 1 Property

Qualifying investments in Class 1 would include expenditures for constructing, renovating or acquiring buildings used for manufacturing or processing in Ontario that become available for use on or after March 23, 2023.

To qualify as a building used for manufacturing, 90 per cent of the floor space of the building must be used at the end of the corporation’s taxation year for manufacturing or processing in Ontario and the building must be eligible for the additional six per cent CCA permitted under the federal Income Tax Act.

Class 53 Property

Qualifying investments in Class 53 would include expenditures for machinery and equipment used in the manufacturing or processing of goods in Ontario. The machinery and equipment would have to be acquired and become available for use on or after March 23, 2023, and before 2026. After 2025, qualifying investments would include expenditures for machinery and equipment used in the manufacturing or processing of goods for sale or lease that are included in Class 43(a).

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“Available for use” refers to the rules set out in the federal Income Tax Act that determine the taxation year in which a taxpayer can start to claim CCA for a depreciable property.

Qualifying Investment Limit

The credit would be available for qualifying investments up to a limit of $20 million in a taxation year and would be prorated for a short taxation year. An associated group of corporations would be subject to the $20 million limit.

Three-Year Reviews

The government would undertake a review of the credit every three years. The review would evaluate the credit for effectiveness, compliance burden and administrative costs.

Helping Small Businesses Grow

The Ontario small business Corporate Income Tax (CIT) rate is available to Canadian-controlled private corporations (CCPCs) and associated groups of CCPCs. Ontario’s small business CIT rate is currently subject to a small business limit of $500,000 of active business income that phases out when a CCPC, or an associated group of CCPCs, has between $10 million and $15 million of taxable capital employed in Canada.

In the 2022 Ontario Economic Outlook and Fiscal Review, the government proposed to extend the phase-out range for Ontario’s small business CIT rate to between $10 million and $50 million of taxable capital employed in Canada and is now introducing legislative amendments to implement this change. This change would mirror the federal government’s extension of the federal phase-out range for the federal small business CIT rate, which was recently legislated.

This proposed measure would apply to taxation years that begin on or after April 7, 2022, for consistency with the federal effective date.

Modernizing Ontario’s Film and Television Tax Credits

The 2022 Budget and the 2022 Economic Outlook and Fiscal Review announced measures to modernize Ontario’s film and television tax credits and committed to exploring other opportunities to improve these programs. The government is continuing work on these commitments.

•

The government is extending film and television tax credit eligibility to professional film and television productions made available exclusively online. With this proposed change, Ontario would provide an estimated $58 million in additional support to the industry from 2022–23 to 2025–26. Draft regulatory amendments were posted on Ontario’s Regulatory Registry on February 21 and will be available for public comment until April 11, 2023. The government will review all comments and finalize the regulatory amendments in the coming months.

Annex: Details of Tax Measures and Other Legislative Initiatives

•

The government is proposing a requirement that film and television productions supported by Ontario tax credits provide on-screen acknowledgement of this support in their end credits. Draft regulatory amendments to implement this change were included as part of the draft amendments posted on the Ontario Regulatory Registry on February 21 for public consultation, as mentioned above.

•

The government is exploring opportunities to simplify the Ontario Computer Animation and Special Effects Tax Credit to reduce administrative complexity while continuing to ensure support remains targeted to professional productions with significant cultural or economic impact. The government is engaging with industry stakeholders to explore options.

•

The government is proceeding with a review of the Ontario Film and Television Tax Credit regional bonus to ensure it is providing effective and appropriate incentives and support for film and television production in all regions of Ontario.

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Annex: Details of Tax Measures and Other Legislative Initiatives

Making Progress on Modernizing Ontario’s Tobacco Tax Administration

As outlined in the 2022 Budget, the government is moving ahead with a review and modernization of the Tobacco Tax Act to ease administrative burden while also strengthening oversight. As an initial step, technical amendments will be introduced to remove redundant and outdated requirements in the legislation to provide greater clarity and reduce burden for registrants.

Moving forward, the review will identify additional opportunities to further reduce administrative burden, align the legislation to the changing tobacco marketplace and best practices in other jurisdictions, and modernize compliance by enhancing digitization. The government will engage First Nations, industry and trade associations including those representing convenience stores, law enforcement and public health stakeholders to inform proposed legislative changes.

Building on the recommendations of the engagement with First Nations on unregulated tobacco in 2021, led by two independent Indigenous facilitators, the government is strengthening its partnerships with First Nations by focusing on community safety, economic development and business regulation.

Harmonizing Wine Tax in Response to World Trade Organization Settlement

The government of Ontario is proposing to set a single 12 per cent basic tax rate on wine and wine coolers sold in off-site winery retail stores, including wine boutiques. The new rate would come into effect on July 1, 2023.

The proposed amendment would replace the four separate basic tax rates that apply to wine sold in off-site winery retail stores with a single rate. The harmonized rate is expected to result in an overall tax reduction of about $4 million per year.

These proposed changes are in response to a World Trade Organization settlement reached between Canada and Australia.

Annex: Details of Tax Measures and Other Legislative Initiatives

Summary of Measures

Table A.1 reflects the cost of tax measures proposed or implemented in this Budget.

Table A.1

Summary of Measures

($ Millions)
	2022–23	2023–24	2024–25	2025–26
Introducing the New Ontario Made Manufacturing Investment Tax Credit	–	215	275	290
Harmonizing Wine Tax in Response to World Trade Organization Settlement	–	3	4	4
Helping Small Businesses Grow – Expanding the Phase-out Range of the Small Business Limit	25	80	80	80
Total	25	295	360	375

Notes: Numbers reflect the benefit to businesses. Positive numbers represent an increase in government expense or a decrease in government revenue. Estimates below $10 million are rounded to the nearest $1 million and estimates above $10 million are rounded to the nearest $5 million. Totals may not add due to rounding.

Source: Ontario Ministry of Finance.

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Technical Amendments

Amendments may be proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Other Legislative Initiatives

Additional proposed legislative amendments include:

•

An amendment to the Financial Professionals Title Protection Act, 2019 to give the Financial Services Regulatory Authority of Ontario the power to make rules governing the use of protected titles by credential holders when a credentialing body’s approval has been revoked or an approved credentialing body ceases to operate.

•

An amendment to the Dedicated Funding for Public Transportation Act, 2013 to ensure that Ontario’s Gas Tax Program continues to provide two cents per litre of provincial gas tax revenue to municipalities in order to support local public transit. This would fulfill Ontario’s commitment to ensure that the gas tax rate reduction does not impact this program.